
10010991

CULLEN/FROST BANKERS, INC.

YEAR 2009

ANNUAL REPORT

A TEXAS FINANCIAL SERVICES FAMILY



Cullen/Frost Bankers, Inc.

(NYSE: CFR)

is a financial holding company, headquartered in San Antonio, with assets of $16.3 billion at December 31, 2009. The corporation provides a full range of commercial and consumer banking products, investment and brokerage services, insurance products and investment banking services. Frost operates more than 100 financial centers across Texas in the Austin, Corpus Christi, Dallas, Fort Worth, Houston, Rio Grande Valley and San Antonio regions. Founded in 1868, Frost is the largest Texas-based banking organization that operates *only* in Texas, with a legacy of helping clients with their financial needs during three centuries.

The Annual Meeting of Shareholders

APRIL 29, 2010

Frost National Bank / 100 West Houston Street / San Antonio, Texas

11 A.M. IN THE COMMANDERS ROOM

Financial Highlights

DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

	2009	2008
NET INCOME	$ 179,034	$ 207,255
PER COMMON SHARE DATA		
Net Income – Basic	$ 3.00	$ 3.51
Net Income – Diluted	3.00	3.50
Cash Dividends	1.71	1.66
Book Value	31.55	29.68
PERFORMANCE RATIOS		
Return on Average Assets	1.14 %	1.51 %
Return on Average Equity	9.78	13.11
Net Interest Margin	4.23	4.67
Dividend Pay-out Ratio	57.05	47.36
YEAR-END BALANCE SHEET DATA		
Loans	$ 8,367,780	$ 8,844,082
Securities	4,906,498	3,576,029
Earning Assets	14,437,267	13,001,103
Total Assets	16,288,038	15,034,142
Non-interest-bearing Demand Deposits	4,645,802	4,152,348
Interest-bearing Deposits	8,667,508	7,356,589
Total Deposits	13,313,310	11,508,937
Long-term Debt and Other Borrowings	392,646	392,661
Shareholders' Equity	1,894,424	1,763,527

To Our Shareholders:

As one of the most challenging decades for the financial industry in our nation's history came to an end, Cullen/Frost finished the year 2009 with solid results, remaining steady and stable amid the continued economic tempest. While many in our industry talked about returning to the basics and rebuilding trust, we focused on taking good care of our customers and building new relationships. In fact, we never strayed from the fundamentals, and as a result, we have maintained the trust of our customers and our shareholders. We stayed true to our business model and to the value system that has guided us through good times and difficult economic cycles over the past 142 years.

Having survived the decade-long energy, real estate and banking crisis of the 1980s, Cullen/Frost understands how to adapt and endure in challenging times. My senior management team was with Frost then, and under their leadership we are applying the lessons learned decades ago to guide Frost today. We are committed to identifying problems early when there are more possibilities for good resolution. We work with customers to help them navigate through challenges. And we have continued to expand our business and build new relationships in a down economy.

Cullen/Frost achieved solid results for 2009, reporting annual earnings of $179 million, or $3.00 per diluted common share. Although results were lower than a year earlier, when Texas had just entered the recession, I am pleased with our performance and the efforts of our staff, given the economic challenges we faced. Average deposits saw dramatic growth during every quarter of the year, increasing by $1.9 billion, or 18 percent, in 2009. This record deposit growth reflected the confidence that both well-established and new customers placed in Frost as they continue to see us as a financially strong institution and a safe haven. In the current environment, while both consumers and businesses are demonstrating caution about the economy, loans were flat over the same period last year. But even in a difficult lending environment, we continued to build the number of relationships, which we believe will pay dividends in the future. For 2009, average deposits reached $12.4 billion and average loans were $8.7 billion.

Given the challenge of operating in a near-zero rate environment, it was good to see net interest income reach $577.7 million in 2009, a $23.4 million increase over 2008. And net interest margin increased from the low point earlier in the year to 4.23 percent. Non-interest income for the year was $293.7 million, up $6.4 million over the previous year. Our provision was up this year, which was prudent in the current economy, and while non-performing assets increased for the year, we were pleased to see a $40 million decline in NPAs in the last quarter. We believe credit quality is very manageable.

Texas went into the recession later than most states, and we believe it should be among the first to come out of it. While Texas did experience some job losses in 2009, the decline has not been as sharp as in other parts of the country, and we are seeing indications we may have positive growth in 2010, estimated to be about 1 percent higher than the nation. Other factors that helped Texas weather the economic storm were housing prices and conservative home equity lending laws. Because housing prices in the state did not escalate as much, there was no bubble to burst. Even though Texas has fared better than most states, the recession inevitably had an impact on our results this year. We saw businesses reduce inventory, pay down debt and increase liquidity. For the most part, Texas business owners remained on the sidelines during 2009, uncertain about both the economy and the possibility of regulatory changes, and unwilling to commit to expansion or new projects. Consumers also built up savings and were cautious about incurring new debt.

Historically, the Texas economy has outperformed the rest of the country with our strong pro-business climate. This year we saw further validation of the state's strength. *U.S. News & World Report* cited Texas as one of the five best states in which to start a business, particularly with its affordable labor costs and its position as the strongest in export sales in the U.S. *Forbes* highlighted San Antonio, Austin, Houston and Dallas among the top 10 cities projected to bounce back quickly. The Brookings Institution measured employment trends, wages, Gross Metropolitan Product and housing, and Texas markets dominated the top 10. Last July, an article in *The Economist* noted that Texas was thriving, hosting more Fortune 500 companies than any other state, with a budget surplus and an unemployment rate 2.3 percent below the national average.

We continue to concentrate on our strategic priorities, which the executive team reviews quarterly to ensure that they are aligned with current market conditions. They help us to stay focused on activities that are relevant. I shared these strategic priorities with you in my letter last year, and they remain essential in keeping us on track for success. I want to share some insight on one of these priorities here: *Provide and communicate attractive value propositions to customers and prospects.*

In a time of widespread distrust of financial institutions, we have a special opportunity to let prospects understand how we are different. Our value proposition gives everyone at Frost a common language for communicating what makes us different — of putting into words what our culture is really about. Our culture transcends pricing and products and transforms the way we do business and how we treat people. At Frost, our culture is our value proposition. Supporting this are three key points:

Everyone is significant at Frost. At Frost we believe that people deserve to be treated as significant because they are. One tangible way we demonstrate this is by answering our phones. We take this for granted, but it's unusual in this industry. Callers quickly get a real Frost employee on the phone, someone who is committed to helping them. Another way we show that everyone is significant is that we typically don't put holds on checks that customers deposit, as many banks have historically done. We think customers should have access to their money right away.

"HISTORICALLY, THE TEXAS ECONOMY HAS OUTPERFORMED THE REST OF THE COUNTRY WITH OUR STRONG PRO-BUSINESS CLIMATE. THIS YEAR WE SAW FURTHER VALIDATION OF THE STATE'S STRENGTH."

We offer a square deal — excellence at a fair price. A square deal is something both parties can feel good about, and it provides the foundation for long-term relationships. At Frost, that foundation provides our customers with an excellent experience at a price they can be confident is fair. Excellence shows up in everything we do. Whether it's decision-makers close to the customer, the respect we show by answering our phones without the need to push countless numbers, outstanding customer service, proven management or knowledgeable employees, we have the customer's best interests at heart. So it's no surprise that once a customer moves to Frost, they are likely to stay.

We are a safe and sound place to do business for our employees and our customers. We believe safety encompasses more than deposits being insured by the FDIC. We are also an institution that makes sound decisions on a long-term basis to keep customers' money safe. Soundness also means we're going to be around to help them tomorrow. In a world with so much turbulence and uncertainty, customers value knowing that their bank is a sound and stable institution that's going to be prudent with their business and their money.

prospecting efforts resulted in a 61 percent increase in the number of new relationships for the year. All this hard work is building a solid foundation for the future.

Frost was recognized by the 2009 Greenwich Excellence Awards for Middle Market and Small Business Banking, where we ranked among the top national winners for overall satisfaction, financial stability, treasury management satisfaction, accuracy of operations, customer service and product capabilities. We received a total of eight awards for excellence in middle market banking and nine for excellence in small business banking, recognition that validates our relationship approach and focus on the customer.

"FROST HAS ONE OF THE HIGHEST CONSUMER CUSTOMER RETENTION RATES IN THE NATION."

We know customers appreciate the Frost difference because they say so. Our consumer customers rank us higher than customers of virtually every other bank in the nation in key customer service and satisfaction metrics. In fact, Frost has one of the highest consumer customer retention rates in the nation. Business customers also consistently rank Frost higher than other banks' customers do in excellent client satisfaction and financial stability, while treasury management customers give Frost the highest ranking in satisfaction.

As you would expect in a slower economy, commercial lending was flat for the year as business owners stayed on the sidelines, waiting for signs of a turnaround. With reduced demand resulting in fewer loans, we have been actively adding new business relationships in the recession, which is a great lesson we learned coming out of the 1980s. We refined and expanded our strategic programs to attract business customers. For example, we have a sophisticated analysis that allows us to determine the characteristics of our best customers and identify prospects that have those same characteristics. During the year, our officers made 75 percent more calls on prospects than in 2008, and these

In an ongoing effort to provide our treasury management customers with the best technology, in 2009 we upgraded our Remote Deposit Capture product to a web-based thin-client system that offers streamlined customer implementation, enhanced customer reporting, extended deposit deadlines and seamless automated software upgrades. This product has continued to mature, with the latest platform allowing us to continue to meet our clients' expectations for a fast, convenient check deposit process. Frost customers are currently depositing almost $1.4 billion a month through remote deposit capture.

On the consumer side, the big story this year was a surge in deposits as more individuals, seeking safety and soundness and responding to our brand and reputation, brought their money to Frost. Increasing the number of new accounts is essential to our growth, but we have also been growing balances in all accounts at an even higher pace. We saw an 8 percent net growth in checking accounts in 2009, while balance growth was up 12 percent over the previous year. While a concern about the economy was a key factor for this deposit growth, our staff also worked hard to bring in the business. Our Frost at Work program continues to help us grow consumer accounts. This year we completed a systems upgrade of all customer-facing platforms to enable our bankers, tellers and customer service specialists to provide our customers with even better service. And in another move to improve efficiency, we installed check image capture machines at each teller station throughout the state to scan transactions and create an electronic image of each check and deposit slip.

Frost Investment Advisors continues our company's 90-year legacy of financial management. The market value of shares of all Frost mutual funds increased 41 percent, to $1.83 billion, and we surpassed 200 million shares in 2009, an increase in share count of 19.4 percent. In addition, we were able to generate a 19 percent growth in institutional fund shares and a 21 percent growth in retail fund shares at a time when most of the industry saw outflows of funds. We were very pleased that as of December 31, 2009, eight of our 13 institutional proprietary mutual funds carry a 4- or 5-star Morningstar rating. By year-end, the number of financial platforms that offer Frost funds had reached 120.

which has brought in new business for the company. In fact, Frost has increased market share in this environment and expanded our production staff in property and casualty, benefits and personal lines. That growth is reflected in a top-10 ranking in insurance brokerage fee income among U.S. bank-owned agencies. During the year, we also acquired a San Marcos, Texas, insurance agency, Insurance Options, Inc., which expands our presence in the Hill Country.

We have broadened and deepened the distribution channels by which people do business with us. We have always encouraged customers to handle transactions in whatever way suits their needs, and we continue to add choices. In November, when we launched Frost Mobile web, it was well received by customers who wanted to be able to manage their finances anytime, anywhere, safely and securely on their mobile device or cell phone. We will add text messaging functionality to Frost Mobile during the first half of 2010, further increasing customer convenience. Rather than outsource the web software development to a vendor, our own IT development team created a cell phone application that gives customers advanced transaction capability within a Frost-branded experience. Frost Momentum, the online savings and spending hybrid account we introduced in 2008, has gained great acceptance. During 2009, we opened 3,700 Frost Momentum accounts online, with 46 percent of these online openings occurring during hours when our financial centers were closed. At the same time, we have expanded online account opening services, giving customers the ability to open CDs online this year. We are working toward enabling the opening of all consumer deposit accounts online. Our online banking service, My Frost,

"WE WERE VERY PLEASED THAT EIGHT OF OUR 13 INSTITUTIONAL PROPRIETARY MUTUAL FUNDS CARRY A 4- OR 5-STAR MORNINGSTAR RATING."

Trust assets totaled $22.7 billion at year-end, up $1 billion over 2008. Over the last half of 2009, we saw investment fees pick up, but income was down, affected by lower oil and natural gas prices, which reduced royalties for energy-producing properties. Frost is a leading manager of oil- and gas-producing assets, with 48,000 wells and properties under management, including six million acres in 25 states, ranking among the top U.S. oil and gas trust managers.

Insurance commissions and fees were up 2 percent in a market where any growth is an achievement. Frost Insurance is a strong partner in our team-selling discipline, continues to grow in usage and acceptance, with two-thirds of consumers and half of business customers now using online banking.

On a parallel track, we continued to enlarge our bricks-and-mortar financial center presence, building four new locations in 2009. Joining the Frost network were our first center in the fast-growing city of Plano in the Dallas region; a location in Austin in the Mueller development, previously the site of the city's airport; a location in the burgeoning north central corridor in San Antonio; and a relocation of a financial center in north Houston to a newer facility. Another new location is under construction in Houston. For a decade, we have been building financial centers using a design that encourages open communication, enhances the brand experience and improves traffic flow. Since many of our financial centers— including some that joined Frost through acquisitions— are older facilities, we have initiated a multi-year project to renovate and refurbish many of these locations to enhance the Frost-branded experience for our customers and create the same visual theme that our new centers offer. In addition to the financial center expansion, we added a trust location during the year, our first presence in College Station, where Texas A&M is located.

Late in the year we completed construction of the $50 million Frost Technology Center in an area of San Antonio that has become a data center hub for major companies. It is the biggest capital facilities investment in the company's history, ensuring our capacity to meet future data and information technology needs as the company grows. The state-of-the-art facility also enhances the security of our data processing systems and customer information, while providing for our long-term data processing needs.

At the beginning of this decade, we find ourselves in a unique and enviable position within our industry. Capital levels are strong — even stronger than when we declined to apply for the Troubled Asset Relief Program (TARP) in late 2008. Our business strategy positions us well for growth and financial success, based on a proven business model and favorable deposit mix, our ability to attract new customers and retain existing ones, and our rock-solid culture and values.

While the economy remains sluggish, and there is much uncertainty about the regulatory environment, we will continue to focus on what we *can* control — making Frost a better company and ensuring that we are doing the very best for our customers and our shareholders.

We understand the importance not only of financial capital, but also human capital, and in these challenging times, it is our people who have made the difference. Anyone can thrive in boom times, but it takes extraordinary people to take on the challenge and succeed in a difficult economy. Our outstanding staff worked harder than ever to achieve these results, and I appreciate their efforts, their dedication and their loyalty.

The Cullen/Frost board of directors provides me with sound advice and guidance throughout the year, and I appreciate their input and commitment to our company's success.

Thanks also to you, our shareholders, for your support, loyalty and belief in our company. We will continue to work to earn your trust and to deliver solid results.

SINCERELY,



DICK EVANS

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The Board of Directors

of Cullen/Frost Bankers, Inc. and The Frost National Bank

R. Denny Alexander
Owner
R. Denny Alexander & Company

Carlos Alvarez
Chairman, President and CEO
The Gambrinus Company

Royce S. Caldwell[1,2]
Retired
AT&T Inc.

Crawford H. Edwards
President
Cassco Land Co., Inc.

Ruben M. Escobedo[3]
Certified Public Accountant

Dick Evans[4]
Chairman and Chief Executive Officer
Cullen/Frost Bankers, Inc.

Pat Frost
President
Frost Bank

David J. Haemisegger
President
NorthPark Management Company

Karen E. Jennings
Retired
AT&T Inc.

Richard M. Kleberg, III
Investments

Robert S. McClane
President
McClane Partners, LLC

Ida Clement Steen[5]
Investments

Horace Wilkins, Jr.[6]
Retired
AT&T Inc.

Tom Frost
Chairman Emeritus

Senior Officers

Dick Evans · Chairman and Chief Executive Officer

Dave Beck
President
Chief Business Banking Officer

Bobby Berman
Group Executive Vice President
E-Commerce Operations
Research and Strategy

Paul Bracher
President
State Regions

Pat Frost
President
Frost Bank

Phillip D. Green
Group Executive Vice President
and Chief Financial Officer

Richard Kardys
Group Executive Vice President
Financial Management Group

Stan McCormick
Executive Vice President
Corporate Counsel and
Corporate Secretary

Paul Olivier
Group Executive Vice President
and Chief Consumer Banking Officer

Bill Perotti
Group Executive Vice President
Chief Credit Officer
and Chief Risk Officer

Emily Skillman
Group Executive Vice President
Human Resources

1. Chair, Compensation & Benefits Committee — 2. Chair, Corporate Governance & Nominating Committee — 3. Chair, Audit Committee
4. Chair, Strategic Planning Committee — 5. Chair, Trust Committee (Frost Bank) — 6. Chair, Directors Risk Committee (Frost Bank)



Cullen/Frost Bankers, Inc.

A Texas Financial Services Family

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended: **December 31, 2009**

Or

[ ] **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from __________ to __________

Commission file number: **001-13221**

CULLEN/FROST BANKERS, INC.

(Exact name of registrant as specified in its charter)

Texas
(State or other jurisdiction of incorporation or organization)

74-1751768
(I.R.S. Employer Identification No.)

100 W. Houston Street, San Antonio, Texas
(Address of principal executive offices)

78205
(Zip code)

(210) 220-4011
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.01 Par Value,
(Title of each class)

The New York Stock Exchange, Inc.
(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [X]
Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)
Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes [ ] No [X]

As of June 30, 2009, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the shares of common stock held by non-affiliates, based upon the closing price per share of the registrant's common stock as reported on The New York Stock Exchange, Inc., was approximately $2.6 billion.

As of January 26, 2010, there were 60,051,274 shares of the registrant's common stock, $.01 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2010 Annual Meeting of Shareholders of Cullen/Frost Bankers, Inc. to be held on April 29, 2010 are incorporated by reference in this Form 10-K in response to Part III, Items 10, 11, 12, 13 and 14.

CULLEN/FROST BANKERS, INC.
ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

The disclosures set forth in this item are qualified by Item 1A. Risk Factors and the section captioned "Forward-Looking Statements and Factors that Could Affect Future Results" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this report and other cautionary statements set forth elsewhere in this report.

The Corporation

Cullen/Frost Bankers, Inc. ("Cullen/Frost"), a Texas business corporation incorporated in 1977, is a financial holding company and a bank holding company headquartered in San Antonio, Texas that provides, through its subsidiaries (collectively referred to as the "Corporation"), a broad array of products and services throughout numerous Texas markets. The Corporation offers commercial and consumer banking services, as well as trust and investment management, mutual funds, Section 1031 property exchange services, investment banking, insurance, brokerage, leasing, asset-based lending, treasury management and item processing services. At December 31, 2009, Cullen/Frost had consolidated total assets of $16.3 billion and was one of the largest independent bank holding companies headquartered in the State of Texas.

The Corporation's philosophy is to grow and prosper, building long-term relationships based on top quality service, high ethical standards, and safe, sound assets. The Corporation operates as a locally oriented, community-based financial services organization, augmented by experienced, centralized support in select critical areas. The Corporation's local market orientation is reflected in its regional management and regional advisory boards, which are comprised of local business persons, professionals and other community representatives, that assist the Corporation's regional management in responding to local banking needs. Despite this local market, community-based focus, the Corporation offers many of the products available at much larger money-center financial institutions.

The Corporation serves a wide variety of industries including, among others, energy, manufacturing, services, construction, retail, telecommunications, healthcare, military and transportation. The Corporation's customer base is similarly diverse. The Corporation is not dependent upon any single industry or customer.

The Corporation's operating objectives include expansion, diversification within its markets, growth of its fee-based income, and growth internally and through acquisitions of financial institutions, branches and financial services businesses. The Corporation generally seeks merger or acquisition partners that are culturally similar and have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale and expanded services. The Corporation regularly evaluates merger and acquisition opportunities and conducts due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of the Corporation's tangible book value and net income per common share may occur in connection with any future transaction. The Corporation acquired insurance agencies in both the Dallas and San Marcos market areas during 2009, an insurance agency in the Dallas market area in 2008 and an insurance agency in the Austin market area in 2007. None of these acquisitions had a significant impact on the Corporation's financial statements during their respective reporting periods.

Although Cullen/Frost is a corporate entity, legally separate and distinct from its affiliates, bank holding companies such as Cullen/Frost are generally required to act as a source of financial strength for their subsidiary banks. The principal source of Cullen/Frost's income is dividends from its subsidiaries. There are certain regulatory restrictions on the extent to which these subsidiaries can pay dividends or otherwise supply funds to Cullen/Frost. See the section captioned "Supervision and Regulation" for further discussion of these matters.

Cullen/Frost's executive offices are located at 100 W. Houston Street, San Antonio, Texas 78205, and its telephone number is (210) 220-4011.

Subsidiaries of Cullen/Frost

The New Galveston Company

Incorporated under the laws of Delaware, The New Galveston Company is a wholly owned second-tier financial holding company and bank holding company, which directly owns all of Cullen/Frost's banking and non-banking subsidiaries with the exception of Cullen/Frost Capital Trust II and Summit Bancshares Statutory Trust I.

Cullen/Frost Capital Trust II and Summit Bancshares Statutory Trust I

Cullen/Frost Capital Trust II ("Trust II") is a Delaware statutory business trust formed in 2004 for the purpose of issuing $120.0 million in trust preferred securities and lending the proceeds to Cullen/Frost. Summit Bancshares Statutory Trust I ("Summit Trust") is a Delaware statutory trust formed in 2004 for the purpose of issuing $12.0 million in trust preferred securities. Summit Trust was acquired by Cullen/Frost through the acquisition of Summit Bancshares, Inc. in 2006. Cullen/Frost guarantees, on a limited basis, payments of distributions on the trust preferred securities and payments on redemption of the trust preferred securities.

Trust II and Summit Trust (collectively referred to as the "Capital Trusts") are variable interest entities for which the Corporation is not the primary beneficiary. As such, the accounts of the Capital Trusts are not included in the Corporation's consolidated financial statements. See the Corporation's accounting policy related to consolidation in Note 1 - Summary of Significant Accounting Policies in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, which is located elsewhere in this report.

Although the accounts of the Capital Trusts are not included in the Corporation's consolidated financial statements, the $132.0 million in trust preferred securities issued by these subsidiary trusts are included in the Tier 1 capital of Cullen/Frost for regulatory capital purposes. The aggregate amount of restricted core capital elements (which includes trust preferred securities, among other things) that may be included in the Tier 1 capital of most bank holding companies, including Cullen/Frost's, is limited to 25% of all core capital elements, including restricted core capital elements, net of goodwill less any associated deferred tax liability. Amounts of restricted core capital elements in excess of these limits generally may be included in Tier 2 capital. The quantitative limits do not currently preclude the Corporation from including the $132.0 million in trust preferred securities in Tier 1 capital.

The Frost National Bank

The Frost National Bank ("Frost Bank") is primarily engaged in the business of commercial and consumer banking through more than 110 financial centers across Texas in the Austin, Corpus Christi, Dallas, Fort Worth, Houston, Rio Grande Valley and San Antonio regions. Frost Bank was chartered as a national banking association in 1899, but its origin can be traced to a mercantile partnership organized in 1868. At December 31, 2009, Frost Bank had consolidated total assets of $16.3 billion and total deposits of $13.3 billion and was one of the largest commercial banks headquartered in the State of Texas.

Significant services offered by Frost Bank include:

- *Commercial Banking.* Frost Bank provides commercial banking services to corporations and other business clients. Loans are made for a wide variety of general corporate purposes, including financing for industrial and commercial properties and to a lesser extent, financing for interim construction related to industrial and commercial properties, financing for equipment, inventories and accounts receivable, and acquisition financing, as well as commercial leasing and treasury management services.

- *Consumer Services*. Frost Bank provides a full range of consumer banking services, including checking accounts, savings programs, automated teller machines, overdraft facilities, installment and real estate loans, home equity loans and lines of credit, drive-in and night deposit services, safe deposit facilities, and brokerage services.

- *International Banking*. Frost Bank provides international banking services to customers residing in or dealing with businesses located in Mexico. These services consist of accepting deposits (generally only in U.S. dollars), making loans (in U.S. dollars only), issuing letters of credit, handling foreign collections, transmitting funds, and to a limited extent, dealing in foreign exchange.

- *Correspondent Banking*. Frost Bank acts as correspondent for approximately 319 financial institutions, which are primarily banks in Texas. These banks maintain deposits with Frost Bank, which offers them a full range of services including check clearing, transfer of funds, fixed income security services, and securities custody and clearance services.

- *Trust Services*. Frost Bank provides a wide range of trust, investment, agency and custodial services for individual and corporate clients. These services include the administration of estates and personal trusts, as well as the management of investment accounts for individuals, employee benefit plans and charitable foundations. At December 31, 2009, the estimated fair value of trust assets was $22.7 billion, including managed assets of $10.4 billion and custody assets of $12.3 billion.

- *Capital Markets - Fixed-Income Services*. Frost Bank's Capital Markets Division was formed to meet the transaction needs of fixed-income institutional investors. Services include sales and trading, new issue underwriting, money market trading, and securities safekeeping and clearance.

Frost Insurance Agency, Inc.

Frost Insurance Agency, Inc. is a wholly owned subsidiary of Frost Bank that provides insurance brokerage services to individuals and businesses covering corporate and personal property and casualty insurance products, as well as group health and life insurance products.

Frost Brokerage Services, Inc.

Frost Brokerage Services, Inc. ("FBS") is a wholly owned subsidiary of Frost Bank that provides brokerage services and performs other transactions or operations related to the sale and purchase of securities of all types. FBS is registered as a fully disclosed introducing broker-dealer under the Securities Exchange Act of 1934 and, as such, does not hold any customer accounts.

Frost Premium Finance Corporation

Frost Premium Finance Corporation is a wholly owned subsidiary of Frost Bank that makes loans to qualified borrowers for the purpose of financing their purchase of property and casualty insurance.

Frost Investment Advisors, LLC

Frost Investment Advisors is a registered investment advisor entity and a wholly owned subsidiary of Frost Bank that provides investors access to various Frost-managed mutual funds.

Frost 1031 Exchange, LLC

Frost 1031 Exchange is a wholly owned subsidiary of Frost Bank that assists customers in structuring the exchange of property such that the transactions result in a tax-deferred exchange in compliance with Section 1031 of the Internal Revenue Code.

Frost Securities, Inc.

Frost Securities, Inc. is a wholly owned subsidiary that provides advisory and private equity services to middle market companies in Texas.

Main Plaza Corporation

Main Plaza Corporation is a wholly owned non-banking subsidiary that occasionally makes loans to qualified borrowers. Loans are funded with current cash or borrowings against internal credit lines.

Other Subsidiaries

Cullen/Frost has various other subsidiaries that are not significant to the consolidated entity.

Operating Segments

Cullen/Frost's operations are managed along two reportable operating segments consisting of Banking and the Financial Management Group. See the sections captioned "Results of Segment Operations" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 18 - Operating Segments in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, which are located elsewhere in this report.

Competition

There is significant competition among commercial banks in the Corporation's market areas. In addition, the Corporation also competes with other providers of financial services, such as savings and loan associations, credit unions, consumer finance companies, securities firms, insurance companies, insurance agencies, commercial finance and leasing companies, full service brokerage firms and discount brokerage firms. Some of the Corporation's competitors have greater resources and, as such, may have higher lending limits and may offer other services that are not provided by the Corporation. The Corporation generally competes on the basis of customer service and responsiveness to customer needs, available loan and deposit products, the rates of interest charged on loans, the rates of interest paid for funds, and the availability and pricing of trust, brokerage and insurance services.

Supervision and Regulation

Cullen/Frost, Frost Bank and many of its non-banking subsidiaries are subject to extensive regulation under federal and state laws. The regulatory framework is intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole and not for the protection of security holders.

Set forth below is a description of the significant elements of the laws and regulations applicable to Cullen/ Frost and its subsidiaries. The description is qualified in its entirety by reference to the full text of the statutes, regulations and policies that are described. Also, such statutes, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies. A change in statutes, regulations or regulatory policies applicable to Cullen/Frost and its subsidiaries could have a material effect on the business of the Corporation.

Regulatory Agencies

Cullen/Frost is a legal entity separate and distinct from Frost Bank and its other subsidiaries. As a financial holding company and a bank holding company, Cullen/Frost is regulated under the Bank Holding Company Act of 1956, as amended ("BHC Act"), and its subsidiaries are subject to inspection, examination and supervision by the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). The BHC Act provides generally for "umbrella" regulation of financial holding companies such as Cullen/Frost by the Federal Reserve Board, and for functional regulation of banking activities by bank regulators, securities activities by securities regulators, and insurance activities by insurance regulators. Cullen/Frost is also under the jurisdiction of the Securities and Exchange Commission ("SEC") and is subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as administered by the SEC. Cullen/Frost is listed on the New York Stock Exchange ("NYSE") under the trading symbol "CFR," and is subject to the rules of the NYSE for listed companies.

Frost Bank is organized as a national banking association under the National Bank Act. It is subject to regulation and examination by the Office of the Comptroller of the Currency ("OCC") and the Federal Deposit Insurance Corporation ("FDIC").

Many of the Corporation's non-bank subsidiaries also are subject to regulation by the Federal Reserve Board and other federal and state agencies. Frost Securities, Inc. and Frost Brokerage Services, Inc. are regulated by the SEC, the Financial Industry Regulatory Authority ("FINRA") and state securities regulators. Frost Investment Advisors, LLC is subject to the disclosure and regulatory requirements of the Investment Advisors Act of 1940, as administered by the SEC. The Corporation's insurance subsidiaries are subject to regulation by applicable state insurance regulatory agencies. Other non-bank subsidiaries are subject to both federal and state laws and regulations.

Bank Holding Company Activities

In general, the BHC Act limits the business of bank holding companies to banking, managing or controlling banks and other activities that the Federal Reserve Board has determined to be so closely related to banking as to be a proper incident thereto. Under the BHC Act, bank holding companies that qualify and elect to be financial holding companies may engage in any activity, or acquire and retain the shares of a company engaged in any activity, that is either (i) financial in nature or incidental to such financial activity (as determined by the Federal Reserve Board in consultation with the OCC) or (ii) complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as solely determined by the Federal Reserve Board). Activities that are financial in nature include securities underwriting and dealing, insurance underwriting and making merchant banking investments.

If a bank holding company seeks to engage in the broader range of activities that are permitted under the BHC Act for financial holding companies, (i) all of its depository institution subsidiaries must be "well capitalized" and "well managed" and (ii) it must file a declaration with the Federal Reserve Board that it elects to be a "financial holding company." A depository institution subsidiary is considered to be "well capitalized" if it satisfies the requirements for this status discussed in the section captioned "Capital Adequacy and Prompt Corrective Action," included elsewhere in this item. A depository institution subsidiary is considered "well managed" if it received a composite rating and management rating of at least "satisfactory" in its most recent examination. If any depository institution controlled by a financial holding company ceases to meet certain capital or management standards, the Federal Reserve Board may impose corrective capital and/or managerial requirements on the financial holding company and place limitations on its ability to conduct the broader financial activities permissible for financial holding companies. In addition, the Federal Reserve Board may require divestiture of the holding company's depository institutions if the deficiencies persist.

In order for a financial holding company to commence any new activity permitted by the BHC Act or to acquire a company engaged in any new activity permitted by the BHC Act, each insured depository institution subsidiary of the financial holding company must have received a rating of at least "satisfactory" in its most recent examination under the Community Reinvestment Act. See the section captioned "Community Reinvestment Act" included elsewhere in this item.

The BHC Act generally limits acquisitions by bank holding companies that are not qualified as financial holding companies to commercial banks and companies engaged in activities that the Federal Reserve Board has determined to be so closely related to banking as to be a proper incident thereto. Financial holding companies like Cullen/Frost are also permitted to acquire companies engaged in activities that are financial in nature and in activities that are incidental and complementary to financial activities without prior Federal Reserve Board approval. The Federal Reserve Board has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve Board has reasonable grounds to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

The BHC Act, the Bank Merger Act, the Texas Banking Code and other federal and state statutes regulate acquisitions of commercial banks. The BHC Act requires the prior approval of the Federal Reserve Board for the direct or indirect acquisition of more than 5.0% of the voting shares of a commercial bank or its parent holding company. Under the Bank Merger Act, the prior approval of the OCC is required for a national bank to merge with another bank or purchase the assets or assume the deposits of another bank. In reviewing applications seeking approval of merger and acquisition transactions, the bank regulatory authorities will consider, among other things, the competitive effect and public benefits of the transactions, the capital position of the combined organization, the applicant's performance record under the Community Reinvestment Act (see the section captioned "Community Reinvestment Act" included elsewhere in this item) and fair housing laws and the effectiveness of the subject organizations in combating money laundering activities.

Dividends

The principal source of Cullen/Frost's cash revenues is dividends from Frost Bank. The prior approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year would exceed the sum of the bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Federal law also prohibits national banks from paying dividends that would be greater than the bank's undivided profits after deducting statutory bad debt in excess of the bank's allowance for loan losses. Under the foregoing dividend restrictions, Frost Bank could pay aggregate dividends of approximately $284.6 million to Cullen/Frost, without obtaining affirmative governmental approvals, at December 31, 2009. This amount is not necessarily indicative of amounts that may be paid or available to be paid in future periods.

In addition, Cullen/Frost and Frost Bank are subject to other regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a bank holding company or a bank that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The appropriate federal regulatory authorities have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings. In addition, in the current financial and economic environment, the Federal Reserve Board has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong.

Transactions with Affiliates

There are various restrictions on the ability of Cullen/Frost and its non-bank subsidiaries to borrow from, and engage in certain other transactions with, Frost Bank. In general, Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve Board's Regulation W require that any "covered transaction" by Frost Bank (or its subsidiaries) with an affiliate must be secured by designated amounts of specified collateral and must be limited, as to any one of Cullen/Frost or its non-bank subsidiaries, to 10% of Frost Bank's capital stock and surplus, and, as to Cullen/Frost and all such non-bank subsidiaries in the aggregate, to 20% of Frost Bank's capital stock and surplus. "Covered transactions" are defined by statute to include a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve Board) from the affiliate, the acceptance of securities issued by the affiliate as collateral for a loan, and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

In addition, extensions of credit and other transactions between Frost Bank and Cullen/Frost or one of its non-bank subsidiaries must be on terms and conditions, including credit standards, that are substantially the same or at least as favorable to Frost Bank as those prevailing at the time for comparable transactions involving other non-affiliated companies or, in the absence of comparable transactions, on terms and conditions, including credit standards, that in good faith would be offered to, or would apply to, non-affiliated companies.

Source of Strength Doctrine

Federal Reserve Board policy requires bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. Under this policy, Cullen/Frost is expected to commit resources to support Frost Bank, including at times when Cullen/Frost may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. The BHC Act provides that, in the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

In addition, under the National Bank Act, if the capital stock of Frost Bank is impaired by losses or otherwise, the OCC is authorized to require payment of the deficiency by assessment upon Cullen/Frost. If the assessment is not paid within three months, the OCC could order a sale of the Frost Bank stock held by Cullen/Frost to make good the deficiency.

Capital Adequacy

Banks and bank holding companies are subject to various regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting and other factors.

The Federal Reserve Board, the OCC and the FDIC have substantially similar risk-based capital ratio and leverage ratio guidelines for banking organizations. The guidelines are intended to ensure that banking organizations have adequate capital given the risk levels of assets and off-balance sheet financial instruments. Under the guidelines, banking organizations are required to maintain minimum ratios for Tier 1 capital and total capital to risk-weighted assets (including certain off-balance sheet items, such as letters of credit). For purposes of calculating the ratios, a banking organization's assets and some of its specified off-balance sheet commitments and obligations are assigned to various risk categories. A depository institution's or holding company's capital, in turn, is classified in one of three tiers, depending on type:

- *Core Capital (Tier 1).* Tier 1 capital includes common equity, retained earnings, qualifying non-cumulative perpetual preferred stock, a limited amount of qualifying cumulative perpetual stock at the holding company level, minority interests in equity accounts of consolidated subsidiaries, and qualifying trust preferred securities, less goodwill, most intangible assets and certain other assets.

- *Supplementary Capital (Tier 2).* Tier 2 capital includes, among other things, perpetual preferred stock and trust preferred securities not meeting the Tier 1 definition, qualifying mandatory convertible debt securities, qualifying subordinated debt, and allowances for possible loan and lease losses, subject to limitations.

- *Market Risk Capital (Tier 3).* Tier 3 capital includes qualifying unsecured subordinated debt.

Cullen/Frost, like other bank holding companies, currently is required to maintain Tier 1 capital and "total capital" (the sum of Tier 1 and Tier 2 capital) equal to at least 4.0% and 8.0%, respectively, of its total risk-weighted assets (including various off-balance-sheet items, such as letters of credit). Frost Bank, like other depository institutions, is required to maintain similar capital levels under capital adequacy guidelines. In addition, for a depository institution to be considered "well capitalized" under the regulatory framework for prompt corrective action, its Tier 1 and total capital ratios must be at least 6.0% and 10.0% on a risk-adjusted basis, respectively.

Bank holding companies and banks subject to the market risk capital guidelines are required to incorporate market and interest rate risk components into their risk-based capital standards. Under the market risk capital guidelines, capital is allocated to support the amount of market risk related to a financial institution's ongoing trading activities.

Bank holding companies and banks are also required to comply with minimum leverage ratio requirements. The leverage ratio is the ratio of a banking organization's Tier 1 capital to its total adjusted quarterly average assets (as defined for regulatory purposes). The requirements necessitate a minimum leverage ratio of 3.0% for bank holding companies and national banks that either have the highest supervisory rating or have implemented the appropriate federal regulatory authority's risk-adjusted measure for market risk. All other bank holding companies and national banks are required to maintain a minimum leverage ratio of 4.0%, unless a different minimum is specified by an appropriate regulatory authority. In addition, for a depository institution to be considered "well capitalized" under the regulatory framework for prompt corrective action, its leverage ratio must be at least 5.0%. The Federal Reserve Board has not advised Cullen/Frost, and the OCC has not advised Frost Bank, of any specific minimum leverage ratio applicable to it.

The federal regulatory authorities' risk-based capital guidelines are based upon the 1988 capital accord ("Basel I") of the Basel Committee on Banking Supervision (the "Basel Committee"). The Basel Committee is a committee of central banks and bank supervisors/regulators from the major industrialized countries that develops broad policy guidelines for use by each country's supervisors in determining the supervisory policies they apply. In 2004, the Basel Committee published a new capital accord ("Basel II") to replace Basel I. Basel II provides two approaches for setting capital standards for credit risk – an internal ratings-based approach tailored to individual institutions' circumstances and a standardized approach that bases risk weightings on external credit assessments to a much greater extent than permitted in existing risk-based capital guidelines. Basel II also would set capital requirements for operational risk and refine the existing capital requirements for market risk exposures.

The U.S. banking and thrift agencies are developing proposed revisions to their existing capital adequacy regulations and standards based on Basel II. A definitive final rule for implementing the advanced approaches of Basel II in the United States, which applies only to certain large or internationally active banking organizations, or "core banks" – defined as those with consolidated total assets of $250 billion or more or consolidated on-balance sheet foreign exposures of $10 billion or more, became effective as of April 1, 2008. Other U.S. banking organizations may elect to adopt the requirements of this rule (if they meet applicable qualification requirements), but they are not required to apply them. The rule also allows a banking organization's primary federal supervisor to determine that the application of the rule would not be appropriate in light of the bank's asset size, level of complexity, risk profile, or scope of operations. The Corporation is not required to comply with the advanced approaches of Basel II.

In July 2008, the agencies issued a proposed rule that would give banking organizations that do not use the advanced approaches the option to implement a new risk-based capital framework. This framework would adopt the standardized approach of Basel II for credit risk, the basic indicator approach of Basel II for operational risk, and related disclosure requirements. While this proposed rule generally parallels the relevant approaches under Basel II, it diverges where United States markets have unique characteristics and risk profiles, most notably with respect to risk weighting residential mortgage exposures. Comments on the proposed rule were due to the agencies by October 27, 2008, but a definitive final rule has not been issued. The proposed rule, if adopted, would replace the agencies' earlier proposed amendments to existing risk-based capital guidelines to make them more risk sensitive (formerly referred to as the "Basel I-A" approach).

On September 3, 2009, the United States Treasury Department issued a policy statement (the "Treasury Policy Statement") entitled "Principles for Reforming the U.S. and International Regulatory Capital Framework for Banking Firms." The Treasury Policy Statement was developed in consultation with the U.S. bank regulatory agencies and contemplates changes to the existing regulatory capital regime that would involve substantial revisions to, if not replacement of, major parts of the Basel I and Basel II capital frameworks and affect all regulated banking organizations and other systemically important institutions. The Treasury Policy Statement calls for, among other things, higher and stronger capital requirements for all banking firms. The Treasury Policy Statement suggested that changes to the regulatory capital framework be phased in over a period of several years. The recommended schedule provides for a comprehensive international agreement by December 31, 2010, with the implementation of reforms by December 31, 2012, although it does remain possible that U.S. bank regulatory agencies could officially adopt, or informally implement, new capital standards at an earlier date.

On December 17, 2009, the Basel Committee issued a set of proposals (the "Capital Proposals") that would significantly revise the definitions of Tier 1 capital and Tier 2 capital, with the most significant changes being to Tier 1 capital. Most notably, the Capital Proposals would disqualify certain structured capital instruments, such as trust preferred securities, from Tier 1 capital status. The Capital Proposals would also re-emphasize that common equity is the predominant component of Tier 1 capital by adding a minimum common equity to risk-weighted assets ratio and requiring that goodwill, general intangibles and certain other items that currently must be deducted from Tier 1 capital instead be deducted from common equity as a component of Tier 1 capital. The Capital Proposals also leave open the possibility that the Basel Committee will recommend changes to the minimum Tier 1 capital and total capital ratios of 4.0% and 8.0%, respectively.

Concurrently with the release of the Capital Proposals, the Basel Committee also released a set of proposals related to liquidity risk exposure (the "Liquidity Proposals," and together with the Capital Proposals, the "2009 Basel Committee Proposals"). The Liquidity Proposals have three key elements, including the implementation of (i) a "liquidity coverage ratio" designed to ensure that a bank maintains an adequate level of unencumbered, high-quality assets sufficient to meet the bank's liquidity needs over a 30-day time horizon under an acute liquidity stress scenario, (ii) a "net stable funding ratio" designed to promote more medium and long-term funding of the assets and activities of banks over a one-year time horizon, and (iii) a set of monitoring tools that the Basel Committee indicates should be considered as the minimum types of information that banks should report to supervisors and that supervisors should use in monitoring the liquidity risk profiles of supervised entities.

Comments on the 2009 Basel Committee Proposals are due by April 16, 2010, with the expectation that the Basel Committee will release a comprehensive set of proposals by December 31, 2010 and that final provisions will be implemented by December 31, 2012. The U.S. bank regulators have urged comment on the 2009 Basel Committee Proposals. Ultimate implementation of such proposals in the U.S. will be subject to the discretion of the U.S. bank regulators and the regulations or guidelines adopted by such agencies may, of course, differ from the 2009 Basel Committee Proposals and other proposals that the Basel Committee may promulgate in the future.

Prompt Corrective Action

The Federal Deposit Insurance Act, as amended ("FDIA"), requires among other things, the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. The FDIA sets forth the following five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare with various relevant capital measures and certain other factors, as established by regulation. The relevant capital measures are the total capital ratio, the Tier 1 capital ratio and the leverage ratio.

Under the regulations adopted by the federal regulatory authorities, a bank will be: (i) "well capitalized" if the institution has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, and a leverage ratio of 5.0% or greater, and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if the institution has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 4.0% or greater, and a leverage ratio of 4.0% or greater and is not "well capitalized"; (iii) "undercapitalized" if the institution has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0% or a leverage ratio of less than 4.0%; (iv) "significantly undercapitalized" if the institution has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0% or a leverage ratio of less than 3.0%; and (v) "critically undercapitalized" if the institution's tangible equity is equal to or less than 2.0% of average quarterly tangible assets. An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. A bank's capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects for other purposes.

The FDIA generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be "undercapitalized." "Undercapitalized" institutions are subject to growth limitations and are required to submit a capital restoration plan. The agencies may not accept such a plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The bank holding company must also provide appropriate assurances of performance. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to 5.0% of the depository institution's total assets at the time it became undercapitalized and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized."

"Significantly undercapitalized" depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator.

The appropriate federal banking agency may, under certain circumstances, reclassify a well capitalized insured depository institution as adequately capitalized. The FDIA provides that an institution may be reclassified if the appropriate federal banking agency determines (after notice and opportunity for hearing) that the institution is in an unsafe or unsound condition or deems the institution to be engaging in an unsafe or unsound practice.

The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than the capital levels of the institution.

Cullen/Frost believes that, as of December 31, 2009, its bank subsidiary, Frost Bank, was "well capitalized" based on the aforementioned ratios. For further information regarding the capital ratios and leverage ratio of Cullen/Frost and Frost Bank see the discussion under the section captioned "Capital and Liquidity" included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 11 - Regulatory Matters in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, elsewhere in this report.

Deposit Insurance

Substantially all of the deposits of Frost Bank are insured up to applicable limits by the Deposit Insurance Fund ("DIF") of the FDIC and are subject to deposit insurance assessments to maintain the DIF. The FDIC utilizes a risk-based assessment system that imposes insurance premiums based upon a risk matrix that takes into account a bank's capital level and supervisory rating ("CAMELS rating"). The risk matrix utilizes four risk categories which are distinguished by capital levels and supervisory ratings.

In December 2008, the FDIC issued a final rule that raised the then current assessment rates uniformly by 7 basis points for the first quarter of 2009 assessment, which resulted in annualized assessment rates for institutions in the highest risk category ("Risk Category 1 institutions") ranging from 12 to 14 basis points (basis points representing cents per $100 of assessable deposits). In February 2009, the FDIC issued final rules to amend the DIF restoration plan, change the risk-based assessment system and set assessment rates for Risk Category 1 institutions beginning in the second quarter of 2009. For Risk Category 1 institutions that have long-term debt issuer ratings, the FDIC determines the initial base assessment rate using a combination of weighted-average CAMELS component ratings, long-term debt issuer ratings (converted to numbers and averaged) and the financial ratios method assessment rate (as defined), each equally weighted. The initial base assessment rates for Risk Category 1 institutions range from 12 to 16 basis points, on an annualized basis. After the effect of potential base-rate adjustments, total base assessment rates range from 7 to 24 basis points. The potential adjustments to a Risk Category 1 institution's initial base assessment rate, include (i) a potential decrease of up to 5 basis points for long-term unsecured debt, including senior and subordinated debt and (ii) a potential increase of up to 8 basis points for secured liabilities in excess of 25% of domestic deposits.

In May 2009, the FDIC issued a final rule which levied a special assessment applicable to all insured depository institutions totaling 5 basis points of each institution's total assets less Tier 1 capital as of June 30, 2009, not to exceed 10 basis points of domestic deposits. The special assessment was part of the FDIC's efforts to rebuild the DIF. Deposit insurance expense during 2009 included $7.3 million recognized in the second quarter related to the special assessment.

In November 2009, the FDIC issued a rule that required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The FDIC also adopted a uniform three-basis point increase in assessment rates effective on January 1, 2011. In December 2009, the Corporation paid $64.5 million in prepaid risk-based assessments, which included $4.0 million related to the fourth quarter of 2009 that would have otherwise been payable in the first quarter of 2010. This amount is included in deposit insurance expense for 2009. The remaining $60.5 million in pre-paid deposit insurance is included in accrued interest receivable and other assets in the accompanying consolidated balance sheet as of December 31, 2009.

FDIC insurance expense totaled $25.8 million, $4.6 million and $1.2 million in 2009, 2008 and 2007. FDIC insurance expense includes deposit insurance assessments and Financing Corporation ("FICO") assessments related to outstanding FICO bonds. The FICO is a mixed-ownership government corporation established by the Competitive Equality Banking Act of 1987 whose sole purpose was to function as a financing vehicle for the now defunct Federal Savings & Loan Insurance Corporation. Under the Federal Deposit Insurance Reform Act of 2005, which became law in 2006, Frost Bank received a one-time assessment credit of $8.2 million to be applied against future deposit insurance assessments, subject to certain limitations. This credit was utilized to offset $4.2 million of deposit insurance assessments during 2007 and $4.0 million of assessments during 2008.

Under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Safety and Soundness Standards

The FDIA requires the federal bank regulatory agencies to prescribe standards, by regulations or guidelines, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits, and such other operational and managerial standards as the agencies deem appropriate. Guidelines adopted by the federal bank regulatory agencies establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder. In addition, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the "prompt corrective action" provisions of FDIA. See "Prompt Corrective Action" above. If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties.

Temporary Liquidity Guarantee Program

In November 2008, the Board of Directors of the FDIC adopted a final rule relating to the Temporary Liquidity Guarantee Program ("TLG Program"). The TLG Program was announced by the FDIC in October 2008, preceded by the determination of systemic risk by the Secretary of the Department of Treasury (after consultation with the President), as an initiative to counter the system-wide crisis in the nation's financial sector. Under the TLG Program, the FDIC will (i) guarantee, through the earlier of maturity or December 31, 2012 (extended from June 30, 2012 by subsequent amendment), certain newly issued senior unsecured debt issued by participating institutions on or after October 14, 2008, and before October 31, 2009 (extended from June 30, 2009 by subsequent amendment) and (ii) provide full FDIC deposit insurance coverage for non-interest bearing transaction deposit accounts, Negotiable Order of Withdrawal ("NOW") accounts paying less than 0.5% interest per annum and Interest on Lawyers Trust Accounts accounts held at participating FDIC insured institutions through June 30, 2010 (extended from December 31, 2009, subject to an opt-out provision, by subsequent amendment). The Corporation elected to participate in both guarantee programs and did not opt out of the six-month extension of the transaction account guarantee program. Coverage under the TLG Program was available for the first 30 days without charge. The fee assessment for coverage of senior unsecured debt ranged from 50 basis points to 100 basis points per annum, depending on the initial maturity of the debt. The fee assessment for deposit insurance coverage was 10 basis points per quarter during 2009 on amounts in covered accounts exceeding $250,000. During the six-month extension period in 2010, the fee assessment increases to 15 basis points per quarter for institutions that are in Risk Category 1 of the risk-based premium system.

Depositor Preference

The FDIA provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including depositors whose deposits are payable only outside of the United States and the parent bank holding company, with respect to any extensions of credit they have made to such insured depository institution.

Liability of Commonly Controlled Institutions

FDIC-insured depository institutions can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC due to the default of another FDIC-insured depository institution controlled by the same bank holding company, or for any assistance provided by the FDIC to another FDIC-insured depository institution controlled by the same bank holding company that is in danger of default. "Default" means generally the appointment of a conservator or receiver. "In danger of default" means generally the existence of certain conditions indicating that default is likely to occur in the absence of regulatory assistance. Such a "cross-guarantee" claim against a depository institution is generally superior in right of payment to claims of the holding company and its affiliates against that depository institution. At this time, Frost Bank is the only insured depository institution controlled by Cullen/Frost for this purpose. However, if Cullen/Frost were to control other FDIC-insured depository institutions in the future, the cross-guarantee would apply to all such FDIC-insured depository institutions.

Community Reinvestment Act

The Community Reinvestment Act of 1977 ("CRA") requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practice. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to low- and moderate-income individuals and communities. Depository institutions are periodically examined for compliance with the CRA and are assigned ratings. In order for a financial holding company to commence any new activity permitted by the BHC Act, or to acquire any company engaged in any new activity permitted by the BHC Act, each insured depository institution subsidiary of the financial holding company must have received a rating of at least "satisfactory" in its most recent examination under the CRA. Furthermore, banking regulators take into account CRA ratings when considering approval of a proposed transaction. Frost Bank received a rating of "satisfactory" in its most recent CRA examination.

Financial Privacy

The federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. These regulations affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

Anti-Money Laundering and the USA Patriot Act

A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 (the "USA Patriot Act") substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The United States Treasury Department has issued and, in some cases, proposed a number of regulations that apply various requirements of the USA Patriot Act to financial institutions such as Cullen/Frost's bank and broker-dealer subsidiaries. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Certain of those regulations impose specific due diligence requirements on financial institutions that maintain correspondent or private banking relationships with non-U.S. financial institutions or persons. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

Office of Foreign Assets Control Regulation

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the "OFAC" rules based on their administration by the U.S. Treasury Department Office of Foreign Assets Control ("OFAC"). The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

Regulatory Reform

In June 2009, the U.S. President's administration proposed a wide range of regulatory reforms that, if enacted, may have significant effects on the financial services industry in the United States. Significant aspects of the administration's proposals that may affect the Corporation included, among other things, proposals: (i) to reassess and increase capital requirements for banks and bank holding companies and examine the types of instruments that qualify as regulatory capital; (ii) to combine the OCC and the Office of Thrift Supervision into a National Bank Supervisor with a unified federal bank charter; (iii) to expand the current eligibility requirements for financial holding companies such as Cullen/Frost so that the financial holding company must be "well capitalized" and "well managed" on a consolidated basis; (iv) to create a federal consumer financial protection agency to be the primary federal consumer protection supervisor with broad examination, supervision and enforcement authority with respect to consumer financial products and services; (v) to further limit the ability of banks to engage transactions with affiliates; and (vi) to subject all "over-the-counter" derivatives markets to comprehensive regulation.

The U.S. Congress, state lawmaking bodies and federal and state regulatory agencies continue to consider a number of wide-ranging and comprehensive proposals for altering the structure, regulation and competitive relationships of the nation's financial institutions, including rules and regulations related to the administration's proposals. Separate comprehensive financial reform bills intended to address the proposals set forth by the administration were introduced in both houses of Congress in the second half of 2009 and remain under review by both the U.S. House of Representatives and the U.S. Senate. In addition, both the U.S. Treasury Department and the Basel Committee have issued policy statements regarding proposed significant changes to the regulatory capital framework applicable to banking organizations as discussed above. The Corporation cannot predict whether or in what form further legislation or regulations may be adopted or the extent to which the Corporation may be affected thereby.

Incentive Compensation

On October 22, 2009, the Federal Reserve issued a comprehensive proposal on incentive compensation policies (the "Incentive Compensation Proposal") intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The Incentive Compensation Proposal, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. Banking organizations are instructed to begin an immediate review of their incentive compensation policies to ensure that they do not encourage excessive risk-taking and implement corrective programs as needed. Where there are deficiencies in the incentive compensation arrangements, they must be immediately addressed.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Corporation, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

In addition, on January 12, 2010, the FDIC announced that it would seek public comment on whether banks with compensation plans that encourage risky behavior should be charged at higher deposit assessment rates than such banks would otherwise be charged.

The scope and content of the U.S. banking regulators' policies on executive compensation are continuing to develop and are likely to continue evolving in the near future. It cannot be determined at this time whether compliance with such policies will adversely affect the Corporation's ability to hire, retain and motivate its key employees.

Other Legislative and Regulatory Initiatives

In addition to the specific proposals described above, from time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Corporation in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. The Corporation cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Corporation. A change in statutes, regulations or regulatory policies applicable to Cullen/Frost or any of its subsidiaries could have a material effect on the business of the Corporation.

Employees

At December 31, 2009, the Corporation employed 3,834 full-time equivalent employees. None of the Corporation's employees are represented by collective bargaining agreements. The Corporation believes its employee relations to be good.

Executive Officers of the Registrant

The names, ages as of December 31, 2009, recent business experience and positions or offices held by each of the executive officers of Cullen/Frost are as follows:

Name and Position Held	Age	Recent Business Experience
Richard W. Evans, Jr. Chairman of the Board, Chief Executive Officer and Director	63	Officer of Frost Bank since 1973. Chairman of the Board and Chief Executive Officer of Cullen/Frost from October 1997 to present.
Patrick B. Frost President of Frost Bank and Director	49	Officer of Frost Bank since 1985. President of Frost Bank from August 1993 to present. Director of Cullen/Frost from May 1997 to present.
Phillip D. Green Group Executive Vice President, Chief Financial Officer	55	Officer of Frost Bank since July 1980. Group Executive Vice President, Chief Financial Officer of Cullen/Frost from October 1995 to present.
David W. Beck President, Chief Business Banking Officer of Frost Bank	59	Officer of Frost Bank since July 1973. President, Chief Business Banking Officer of Frost Bank from February 2001 to present.
Robert A. Berman Group Executive Vice President, Internet Financial Services of Frost Bank	47	Officer of Frost Bank since January 1989. Group Executive Vice President, Internet Financial Services of Frost Bank from May 2001 to present.
Paul H. Bracher President, State Regions of Frost Bank	53	Officer of Frost Bank since January 1982. President, State Regions of Frost Bank from February 2001 to present.
Richard Kardys Group Executive Vice President, Executive Trust Officer of Frost Bank	63	Officer of Frost Bank since January 1977. Group Executive Vice President, Executive Trust Officer of Frost Bank from May 2001 to present.
Paul J. Olivier Group Executive Vice President, Consumer Banking of Frost Bank	57	Officer of Frost Bank since August 1976. Group Executive Vice President, Consumer Banking of Frost Bank from May 2001 to present.
William L. Perotti Group Executive Vice President, Chief Credit Officer and Chief Risk Officer of Frost Bank	52	Officer of Frost Bank since December 1982. Group Executive Vice President, Chief Credit Officer of Frost Bank from May 2001 to present. Chief Risk Officer of Frost Bank from April 2005 to present.
Emily A. Skillman Group Executive Vice President, Human Resources of Frost Bank	65	Officer of Frost Bank since January 1998. Group Executive Vice President, Human Resources of Frost Bank from October 2003 to present.

There are no arrangements or understandings between any executive officer of Cullen/Frost and any other person pursuant to which such executive officer was or is to be selected as an officer.

Available Information

Under the Securities Exchange Act of 1934, Cullen/Frost is required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any document Cullen/Frost files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Cullen/Frost files electronically with the SEC.

Cullen/Frost makes available, free of charge through its website, its reports on Forms 10-K, 10-Q and 8-K, and amendments to those reports, as soon as reasonably practicable after such reports are filed with or furnished to the SEC. Additionally, the Corporation has adopted and posted on its website a code of ethics that applies to its principal executive officer, principal financial officer and principal accounting officer. The Corporation's website also includes its corporate governance guidelines and the charters for its audit committee, its compensation and benefits committee, and its corporate governance and nominating committee. The address for the Corporation's website is http://www.frostbank.com. The Corporation will provide a printed copy of any of the aforementioned documents to any requesting shareholder.

ITEM 1A. RISK FACTORS

An investment in the Corporation's common stock is subject to risks inherent to the Corporation's business. The material risks and uncertainties that management believes affect the Corporation are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this report. The risks and uncertainties described below are not the only ones facing the Corporation. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair the Corporation's business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, the Corporation's financial condition and results of operations could be materially and adversely affected. If this were to happen, the market price of the Corporation's common stock could decline significantly, and you could lose all or part of your investment.

Risks Related To The Corporation's Business

The Corporation's Business May Be Adversely Affected by Conditions in the Financial Markets and Economic Conditions Generally

Since December 2007 and continuing through 2009, business activity across a wide range of industries and regions in the United States has been greatly reduced and local governments and many businesses are in serious difficulty due to decreased consumer spending and the lack of liquidity in the credit markets. Unemployment has increased significantly.

Market conditions have also led to the failure or merger of several prominent financial institutions and numerous regional and community-based financial institutions. These failures, as well as projected future failures, have had a significant negative impact on the capitalization level of the deposit insurance fund of the FDIC, which, in turn, has led to a significant increase in deposit insurance premiums paid by financial institutions.

The Corporation's financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services the Corporation offers, is highly dependent upon on the business environment in the markets where the Corporation operates, in the State of Texas and in the United States as a whole. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, low unemployment, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment, natural disasters; or a combination of these or other factors.

Overall, during 2009, the business environment has been adverse for many households and businesses in the United States and worldwide and has had an adverse effect on our business. While economic conditions in the State of Texas, the United States and worldwide are showing signs of recovery, there can be no assurance that these conditions will continue to improve. Such conditions could adversely affect the credit quality of the Corporation's loans, results of operations and financial condition.

The Corporation Is Subject To Lending Risk

There are inherent risks associated with the Corporation's lending activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where the Corporation operates as well as those across the State of Texas and the United States. Increases in interest rates and/or continuing weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. The Corporation is also subject to various laws and regulations that affect its lending activities. Failure to comply with applicable laws and regulations could subject the Corporation to regulatory enforcement action that could result in the assessment of significant civil money penalties against the Corporation.

As of December 31, 2009, approximately 83% of the Corporation's loan portfolio consisted of commercial and industrial, construction and commercial real estate mortgage loans. These types of loans are generally viewed as having more risk of default than residential real estate loans or consumer loans. These types of loans are also typically larger than residential real estate loans and consumer loans. Because the Corporation's loan portfolio contains a significant number of commercial and industrial, construction and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for possible loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on the Corporation's financial condition and results of operations. See the section captioned "Loans" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations located elsewhere in this report for further discussion related to commercial and industrial, construction and commercial real estate loans.

The Corporation Is Subject To Interest Rate Risk

The Corporation's earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond the Corporation's control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, could influence not only the interest the Corporation receives on loans and securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect (i) the Corporation's ability to originate loans and obtain deposits, (ii) the fair value of the Corporation's financial assets and liabilities, and (iii) the average duration of the Corporation's mortgage-backed securities portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, the Corporation's net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Although management believes it has implemented effective asset and liability management strategies, including the use of derivatives as hedging instruments, to reduce the potential effects of changes in interest rates on the Corporation's results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on the Corporation's financial condition and results of operations. See the section captioned "Net Interest Income" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations located elsewhere in this report for further discussion related to the Corporation's management of interest rate risk.

The Corporation's Allowance For Possible Loan Losses May Be Insufficient

The Corporation maintains an allowance for possible loan losses, which is a reserve established through a provision for possible loan losses charged to expense, that represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management's continuing evaluation of industry concentrations; specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for possible loan losses inherently involves a high degree of subjectivity and requires the Corporation to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Continuing deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of the Corporation's control, may require an increase in the allowance for possible loan losses. In addition, bank regulatory agencies periodically review the Corporation's allowance for loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. Furthermore, if charge-offs in future periods exceed the allowance for possible loan losses, the Corporation will need additional provisions to increase the allowance for possible loan losses. Any increases in the allowance for possible loan losses will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on the Corporation's financial condition and results of operations. See the section captioned "Allowance for Possible Loan Losses" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations located elsewhere in this report for further discussion related to the Corporation's process for determining the appropriate level of the allowance for possible loan losses.

The Corporation's Profitability Depends Significantly On Economic Conditions In The State Of Texas

The Corporation's success depends primarily on the general economic conditions of the State of Texas and the specific local markets in which the Corporation operates. Unlike larger national or other regional banks that are more geographically diversified, the Corporation provides banking and financial services to customers across Texas through financial centers in the Austin, Corpus Christi, Dallas, Fort Worth, Houston, Rio Grande Valley and San Antonio regions. The local economic conditions in these areas have a significant impact on the demand for the Corporation's products and services as well as the ability of the Corporation's customers to repay loans, the value of the collateral securing loans and the stability of the Corporation's deposit funding sources. Although economic conditions in the State of Texas have experienced less decline than in the United States generally, these conditions could decline further. A significant decline in general economic conditions, whether caused by recession, inflation, unemployment, changes in securities markets, acts of terrorism, outbreak of hostilities or other international or domestic occurrences or other factors could impact these local economic conditions and, in turn, have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation May Be Adversely Affected By The Soundness Of Other Financial Institutions

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. The Corporation has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose the Corporation to credit risk in the event of a default by a counterparty or client. In addition, the Corporation's credit risk may be exacerbated when the collateral held by the Corporation cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to the Corporation. Any such losses could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation Operates In A Highly Competitive Industry and Market Area

The Corporation faces substantial competition in all areas of its operations from a variety of different competitors, many of which are larger and may have more financial resources. Such competitors primarily include national, regional, and community banks within the various markets where the Corporation operates. The Corporation also faces competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, factoring companies and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of the Corporation's competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than the Corporation can.

The Corporation's ability to compete successfully depends on a number of factors, including, among other things:

- The ability to develop, maintain and build long-term customer relationships based on top quality service, high ethical standards and safe, sound assets.
- The ability to expand the Corporation's market position.
- The scope, relevance and pricing of products and services offered to meet customer needs and demands.
- The rate at which the Corporation introduces new products and services relative to its competitors.
- Customer satisfaction with the Corporation's level of service.
- Industry and general economic trends.

Failure to perform in any of these areas could significantly weaken the Corporation's competitive position, which could adversely affect the Corporation's growth and profitability, which, in turn, could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation Is Subject To Extensive Government Regulation and Supervision

The Corporation, primarily through Cullen/Frost, Frost Bank and certain non-bank subsidiaries, is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not security holders. These regulations affect the Corporation's lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. The U.S. President's administration has proposed major changes to the banking and financial institutions regulatory regimes in the near future in light of the recent performance of and government intervention in the financial services sector and legislation to implement these changes is pending in the U.S. House of Representatives and the U.S. Senate. These proposed reforms and other changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect the Corporation in substantial and unpredictable ways. Such changes could subject the Corporation to additional costs, limit the types of financial services and products the Corporation may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on the Corporation's business, financial condition and results of operations. See the section captioned "Supervision and Regulation" in Item 1. Business and Note 11 - Regulatory Matters in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, which are located elsewhere in this report.

The Corporation May Need to Raise Additional Capital in the Future, and Such Capital May Not Be Available When Needed or at All

The Corporation may need to raise additional capital in the future to provide it with sufficient capital resources and liquidity to meet its commitments and business needs, particularly if its asset quality or earnings were to deteriorate significantly. The Corporation's ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of its control, and its financial performance. Economic conditions and the loss of confidence in financial institutions may increase the Corporation's cost of funding and limit access to certain customary sources of capital, including inter-bank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve.

The Corporation cannot assure that such capital will be available on acceptable terms or at all. Any occurrence that may limit the Corporation's access to the capital markets, such as a decline in the confidence of debt purchasers, depositors of Frost Bank or counterparties participating in the capital markets, or a downgrade of Cullen/Frost's or Frost Bank's debt ratings, may adversely affect the Corporation's capital costs and its ability to raise capital and, in turn, its liquidity. Moreover, if the Corporation needs to raise capital in the future, it may have to do so when many other financial institutions are also seeking to raise capital and would have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a materially adverse effect on the Corporation's businesses, financial condition and results of operations.

The Corporation's Controls and Procedures May Fail or Be Circumvented

Management regularly reviews and updates the Corporation's internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the Corporation's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Corporation's business, results of operations and financial condition.

New Lines of Business or New Products and Services May Subject The Corporation to Additional Risks

From time to time, the Corporation may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services the Corporation may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of the Corporation's system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on the Corporation's business, results of operations and financial condition.

Cullen/Frost Relies On Dividends From Its Subsidiaries For Most Of Its Revenue

Cullen/Frost is a separate and distinct legal entity from its subsidiaries. It receives substantially all of its revenue from dividends from its subsidiaries. These dividends are the principal source of funds to pay dividends on Cullen/Frost's common stock and interest and principal on Cullen/Frost's debt. Various federal and/or state laws and regulations limit the amount of dividends that Frost Bank and certain non-bank subsidiaries may pay to Cullen/Frost. Also, Cullen/Frost's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event Frost Bank is unable to pay dividends to Cullen/Frost, Cullen/Frost may not be able to service debt, pay obligations or pay dividends on the Corporation's common stock. The inability to receive dividends from Frost Bank could have a material adverse effect on the Corporation's business, financial condition and results of operations. See the section captioned "Supervision and Regulation" in Item 1. Business and Note 11 - Regulatory Matters in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, which are located elsewhere in this report.

Potential Acquisitions May Disrupt the Corporation's Business and Dilute Stockholder Value

The Corporation generally seeks merger or acquisition partners that are culturally similar and have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale or expanded services. Acquiring other banks, businesses, or branches involves various risks commonly associated with acquisitions, including, among other things:

- Potential exposure to unknown or contingent liabilities of the target company.
- Exposure to potential asset quality issues of the target company.
- Potential disruption to the Corporation's business.
- Potential diversion of the Corporation's management's time and attention.
- The possible loss of key employees and customers of the target company.
- Difficulty in estimating the value of the target company.
- Potential changes in banking or tax laws or regulations that may affect the target company.

The Corporation regularly evaluates merger and acquisition opportunities and conducts due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of the Corporation's tangible book value and net income per common share may occur in connection with any future transaction. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/ or other projected benefits from an acquisition could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation acquired insurance agencies in both the Dallas and San Marcos market areas during 2009, an insurance agency in the Dallas market area in 2008 and an insurance agency in the Austin market area in 2007. None of these acquisitions had a significant impact on the Corporation's financial statements during their respective reporting periods.

The Corporation May Not Be Able To Attract and Retain Skilled People

The Corporation's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities engaged in by the Corporation can be intense and the Corporation may not be able to hire people or to retain them. The Corporation does not currently have employment agreements or non-competition agreements with any of its senior officers. The unexpected loss of services of key personnel of the Corporation could have a material adverse impact on the Corporation's business because of their skills, knowledge of the Corporation's market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

The Corporation's Information Systems May Experience An Interruption Or Breach In Security

The Corporation relies heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in the Corporation's customer relationship management, general ledger, deposit, loan and other systems. While the Corporation has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of the Corporation's information systems could damage the Corporation's reputation, result in a loss of customer business, subject the Corporation to additional regulatory scrutiny, or expose the Corporation to civil litigation and possible financial liability, any of which could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation Continually Encounters Technological Change

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The Corporation's future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in the Corporation's operations. Many of the Corporation's competitors have substantially greater resources to invest in technological improvements. The Corporation may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on the Corporation's business and, in turn, the Corporation's financial condition and results of operations.

The Corporation Is Subject To Claims and Litigation Pertaining To Fiduciary Responsibility

From time to time, customers make claims and take legal action pertaining to the Corporation's performance of its fiduciary responsibilities. Whether customer claims and legal action related to the Corporation's performance of its fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to the Corporation they may result in significant financial liability and/or adversely affect the market perception of the Corporation and its products and services as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on the Corporation's business, which, in turn, could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation's Operations Rely on Certain External Vendors

The Corporation is reliant upon certain external vendors to provide products and services necessary to maintain day-to-day operations of the Corporation. Accordingly, the Corporation's operations are exposed to risk that these vendors will not perform in accordance with the contracted arrangements under service level agreements. The Corporation maintains a system of comprehensive policies and a control framework designed to monitor vendor risks including, among other things, (i) changes in the vendor's organizational structure, (ii) changes in the vendor's financial condition, (iii) changes in the vendor's support for existing products and services and (iv) changes in the vendor's strategic focus. While the Corporation believes these policies and procedures help to mitigate risk, the failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements could be disruptive to the Corporation's operations, which could have a material adverse impact on the Corporation's business and, in turn, the Corporation's financial condition and results of operations.

The Corporation Is Subject To Environmental Liability Risk Associated With Lending Activities

A significant portion of the Corporation's loan portfolio is secured by real property. During the ordinary course of business, the Corporation may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, the Corporation may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require the Corporation to incur substantial expenses and may materially reduce the affected property's value or limit the Corporation's ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase the Corporation's exposure to environmental liability. Although the Corporation has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on the Corporation's financial condition and results of operations.

Severe Weather, Natural Disasters, Acts Of War Or Terrorism and Other External Events Could Significantly Impact The Corporation's Business

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on the Corporation's ability to conduct business. In addition, such events could affect the stability of the Corporation's deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause the Corporation to incur additional expenses. Although management has established disaster recovery policies and procedures, the occurrence of any such event in the future could have a material adverse effect on the Corporation's business, which, in turn, could have a material adverse effect on the Corporation's financial condition and results of operations.

Risks Associated With The Corporation's Common Stock

The Corporation's Stock Price Can Be Volatile

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. The Corporation's stock price can fluctuate significantly in response to a variety of factors including, among other things:

- Actual or anticipated variations in quarterly results of operations.
- Recommendations by securities analysts.
- Operating and stock price performance of other companies that investors deem comparable to the Corporation.
- News reports relating to trends, concerns and other issues in the financial services industry.
- Perceptions in the marketplace regarding the Corporation and/or its competitors.
- New technology used, or services offered, by competitors.
- Significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors.
- Failure to integrate acquisitions or realize anticipated benefits from acquisitions.
- Changes in government regulations.
- Geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause the Corporation's stock price to decrease regardless of operating results.

The Trading Volume In The Corporation's Common Stock Is Less Than That Of Other Larger Financial Services Companies

Although the Corporation's common stock is listed for trading on the New York Stock Exchange (NYSE), the trading volume in its common stock is less than that of other, larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of the Corporation's common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which the Corporation has no control. Given the lower trading volume of the Corporation's common stock, significant sales of the Corporation's common stock, or the expectation of these sales, could cause the Corporation's stock price to fall.

Cullen/Frost May Not Continue to Pay Dividends on its Common Stock in the Future

Holders of Cullen/Frost common stock are only entitled to receive such dividends as its board of directors may declare out of funds legally available for such payments. Although Cullen/Frost has historically declared cash dividends on its common stock, it is not required to do so and may reduce or eliminate its common stock dividend in the future. This could adversely affect the market price of Cullen/Frost's common stock. Also, Cullen/Frost is a bank holding company, and its ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends.

An Investment In The Corporation's Common Stock Is Not An Insured Deposit

The Corporation's common stock is not a bank deposit and, therefore, is not insured against loss by the Federal Deposit Insurance Corporation (FDIC), any other deposit insurance fund or by any other public or private entity. Investment in the Corporation's common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire the Corporation's common stock, you could lose some or all of your investment.

The Corporation's Articles Of Incorporation and By-Laws As Well As Certain Banking Laws May Have An Anti-Takeover Effect

Provisions of the Corporation's articles of incorporation and by-laws and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire the Corporation, even if doing so would be perceived to be beneficial to the Corporation's shareholders. The combination of these provisions effectively inhibits a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of the Corporation's common stock.

Risks Associated With The Corporation's Industry

The Earnings Of Financial Services Companies Are Significantly Affected By General Business And Economic Conditions

The Corporation's operations and profitability are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, and the strength of the U.S. economy and the local economies in which the Corporation operates, all of which are beyond the Corporation's control. The continuing weak economic conditions in the United States and abroad could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for the Corporation's products and services, among other things, any of which could have a material adverse impact on the Corporation's financial condition and results of operations.

Financial Services Companies Depend On The Accuracy And Completeness Of Information About Customers And Counterparties

In deciding whether to extend credit or enter into other transactions, the Corporation may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. The Corporation may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on the Corporation's business and, in turn, the Corporation's financial condition and results of operations.

Consumers May Decide Not To Use Banks To Complete Their Financial Transactions

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on the Corporation's financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

The Corporation's headquarters are located in downtown San Antonio, Texas. These facilities, which are owned by the Corporation, house the Corporation's executive and primary administrative offices, as well as the principal banking headquarters of Frost Bank. The Corporation also owns or leases other facilities within its primary market areas in the regions of Austin, Corpus Christi, Dallas, Fort Worth, Houston, Rio Grande Valley and San Antonio. The Corporation considers its properties to be suitable and adequate for its present needs.

ITEM 3. LEGAL PROCEEDINGS

The Corporation is subject to various claims and legal actions that have arisen in the normal course of conducting business. Management does not expect the ultimate disposition of these matters to have a material adverse impact on the Corporation's financial statements.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2009.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Market Prices and Dividends

The Corporation's common stock is traded on the New York Stock Exchange, Inc. ("NYSE") under the symbol "CFR". The tables below set forth for each quarter of 2009 and 2008 the high and low intra-day sales prices per share of Cullen/Frost's common stock as reported by the NYSE and the cash dividends declared per share.

	2009		2008	
Sales Price Per Share	**High**	**Low**	**High**	**Low**
First quarter	$ 50.99	$ 35.40	$ 56.35	$ 43.78
Second quarter	53.59	43.66	58.78	49.75
Third quarter	53.20	43.59	65.03	44.42
Fourth quarter	51.59	45.67	62.41	43.61

Cash Dividends Per Share	**2009**	**2008**
First quarter	$ 0.42	$ 0.40
Second quarter	0.43	0.42
Third quarter	0.43	0.42
Fourth quarter	0.43	0.42
Total	$ 1.71	$ 1.66

As of December 31, 2009, there were 60,038,276 shares of the Corporation's common stock outstanding held by 1,687 holders of record. The closing price per share of common stock on December 31, 2009, the last trading day of the Corporation's fiscal year, was $50.00.

The Corporation's management is currently committed to continuing to pay regular cash dividends; however, there can be no assurance as to future dividends because they are dependent on the Corporation's future earnings, capital requirements and financial condition. See the section captioned "Supervision and Regulation" included in Item 1. Business, the section captioned "Capital and Liquidity" included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 11 - Regulatory Matters in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, all of which are included elsewhere in this report.

Stock-Based Compensation Plans

Information regarding stock-based compensation awards outstanding and available for future grants as of December 31, 2009, segregated between stock-based compensation plans approved by shareholders and stock-based compensation plans not approved by shareholders, is presented in the table below. Additional information regarding stock-based compensation plans is presented in Note 12 - Employee Benefit Plans in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data located elsewhere in this report.

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Awards	Weighted-Average Exercise Price of Outstanding Awards	Number of Shares Available for Future Grants
Plans approved by shareholders	4,600,455	$ 51.18	3,445,507
Plans not approved by shareholders	-	-	-
Total	4,600,455	$ 51.18	3,445,507

Stock Repurchase Plans

The Corporation has maintained several stock repurchase plans authorized by the Corporation's board of directors. In general, stock repurchase plans allow the Corporation to proactively manage its capital position and return excess capital to shareholders. Shares purchased under such plans also provide the Corporation with shares of common stock necessary to satisfy obligations related to stock compensation awards. Under the most recent plan, which was approved on April 26, 2007, the Corporation was authorized to repurchase up to 2.5 million shares of its common stock from time to time over a two-year period in the open market or through private transactions. Under the plan, the Corporation repurchased 2.1 million shares at a total cost of $109.4 million during 2007, while the remaining 404 thousand shares approved for repurchase were repurchased during the first quarter of 2008 at a total cost of $21.9 million.

The following table provides information with respect to purchases made by or on behalf of the Corporation or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934), of the Corporation's common stock during the fourth quarter of 2009.

Period	**Total Number of Shares Purchased**	**Average Price Paid Per Share**	**Total Number of Shares Purchased as Part of Publicly Announced Plans**	**Maximum Number of Shares That May Yet Be Purchased Under the Plans at the End of the Period**
October 1, 2009 to October 31, 2009	15,777(1)	$ 50.70	-	-
November 1, 2009 to November 30, 2009	-	-	-	-
December 1, 2009 to December 31, 2009	-	-	-	-
Total	15,777	$ 50.70	-	-

(1) Represents repurchases made in connection with the vesting of certain share awards.

Performance Graph

The performance graph below compares the cumulative total shareholder return on Cullen/Frost Common Stock with the cumulative total return on the equity securities of companies included in the Standard & Poor's 500 Stock Index and the Standard and Poor's 500 Bank Index, measured at the last trading day of each year shown. The graph assumes an investment of $100 on December 31, 2004 and reinvestment of dividends on the date of payment without commissions. The performance graph represents past performance and should not be considered to be an indication of future performance.

Cumulative Total Returns
on $100 Investment Made on December 31, 2004


Cullen/Frost
S&P 500
S&P 500 Banks
140
120
100
80
60
40
20
0
2004
2005
2006
2007
2008
2009

	2004	2005	2006	2007	2008	2009
Cullen/Frost	$ 100.00	$ 113.11	$ 120.40	$ 112.57	$ 116.18	$ 118.71
S&P 500	100.00	104.90	121.43	128.09	80.77	102.08
S&P 500 Banks	100.00	101.40	119.37	96.69	77.05	72.29

ITEM 6. SELECTED FINANCIAL DATA

The following consolidated selected financial data is derived from the Corporation's audited financial statements as of and for the five years ended December 31, 2009. The following consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related notes included elsewhere in this report. All of the Corporation's acquisitions during the five years ended December 31, 2009 were accounted for using the purchase method. Accordingly, the operating results of the acquired companies are included with the Corporation's results of operations since their respective dates of acquisition. Dollar amounts, except per share data, and common shares outstanding are in thousands.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
Consolidated Statements of Income					
Interest income:					
Loans, including fees	$ 432,222	$ 504,680	$ 573,039	$ 502,657	$ 359,587
Securities	188,446	167,044	165,517	144,501	131,943
Interest-bearing deposits	2,161	429	396	251	150
Federal funds sold and resell agreements	207	3,498	29,895	36,550	18,147
Total interest income	623,036	675,651	768,847	683,959	509,827
Interest expense:					
Deposits	56,015	104,871	190,237	155,090	78,934
Federal funds purchased and repurchase agreements	1,052	12,954	31,951	31,167	16,632
Junior subordinated deferrable interest debentures	7,231	6,972	11,283	17,402	14,908
Subordinated notes payable and other borrowings	22,059	16,829	16,639	11,137	8,087
Total interest expense	86,357	141,626	250,110	214,796	118,561
Net interest income	536,679	534,025	518,737	469,163	391,266
Provision for possible loan losses	65,392	37,823	14,660	14,150	10,250
Net interest income after provision for possible loan losses	471,287	496,202	504,077	455,013	381,016
Non-interest income:					
Trust fees	67,268	74,554	70,359	63,469	58,353
Service charges on deposit accounts	102,474	87,566	80,718	77,116	78,751
Insurance commissions and fees	33,096	32,904	30,847	28,230	27,731
Other charges, commissions and fees	27,699	35,557	32,558	28,105	23,125
Net gain (loss) on securities transactions	(1,260)	(159)	15	(1)	19
Other	64,429	56,900	53,734	43,828	42,400
Total non-interest income	293,706	287,322	268,231	240,747	230,379
Non-interest expense:					
Salaries and wages	230,643	225,943	209,982	190,784	166,059
Employee benefits	55,224	47,219	47,095	46,231	41,577
Net occupancy	44,188	40,464	38,824	34,695	31,107
Furniture and equipment	44,223	37,799	32,821	26,293	23,912
Deposit insurance	25,812	4,597	1,220	1,162	1,110
Intangible amortization	6,537	7,906	8,860	5,628	4,859
Other	125,611	122,717	123,644	105,560	98,383
Total non-interest expense	532,238	486,645	462,446	410,353	367,007
Income before income taxes	232,755	296,879	309,862	285,407	244,388
Income taxes	53,721	89,624	97,791	91,816	78,965
Net income	$ 179,034	$ 207,255	$ 212,071	$ 193,591	$ 165,423

Selected Financial Data (continued)

	As of or for the Year Ended December 31,				
	2009	2008	2007	2006	2005
Per Common Share Data					
Net income - basic	$ 3.00	$ 3.51	$ 3.59	$ 3.48	$ 3.14
Net income - diluted	3.00	3.50	3.57	3.44	3.09
Cash dividends declared and paid	1.71	1.66	1.54	1.32	1.165
Book value	31.55	29.68	25.18	23.01	18.03
Common Shares Outstanding					
Period-end	60,038	59,416	58,662	59,839	54,483
Weighted-average shares - basic	59,456	58,846	58,952	55,467	52,481
Dilutive effect of stock compensation	58	324	645	1,043	1,235
Weighted-average shares - diluted	59,514	59,170	59,597	56,510	53,716
Performance Ratios					
Return on average assets	1.14%	1.51%	1.63%	1.67%	1.63%
Return on average equity	9.78	13.11	15.20	18.03	18.78
Net interest income to average earning assets	4.23	4.67	4.69	4.67	4.45
Dividend pay-out ratio	57.05	47.36	42.83	37.91	37.18
Balance Sheet Data					
Period-end:					
Loans	$ 8,367,780	$ 8,844,082	$ 7,769,362	$ 7,373,384	$ 6,085,055
Earning assets	14,437,267	13,001,103	11,556,385	11,460,741	10,197,059
Total assets	16,288,038	15,034,142	13,485,014	13,224,189	11,741,437
Non-interest-bearing demand deposits	4,645,802	4,152,348	3,597,903	3,699,701	3,484,932
Interest-bearing deposits	8,667,508	7,356,589	6,931,770	6,688,208	5,661,462
Total deposits	13,313,310	11,508,937	10,529,673	10,387,909	9,146,394
Long-term debt and other borrowings	392,646	392,661	400,323	428,636	415,422
Shareholders' equity	1,894,424	1,763,527	1,477,088	1,376,883	982,236
Average:					
Loans	$ 8,652,563	$ 8,314,265	$ 7,464,140	$ 6,523,906	$ 5,594,477
Earning assets	13,803,919	11,868,262	11,339,876	10,202,981	8,968,906
Total assets	15,701,960	13,684,531	13,041,682	11,581,253	10,143,245
Non-interest-bearing demand deposits	4,258,484	3,614,747	3,524,132	3,334,280	3,008,750
Interest-bearing deposits	8,161,143	6,916,372	6,688,509	5,850,116	5,124,036
Total deposits	12,419,627	10,531,119	10,212,641	9,184,396	8,132,786
Long-term debt and other borrowings	576,161	394,763	413,700	405,752	387,612
Shareholders' equity	1,831,133	1,580,311	1,395,022	1,073,599	880,640
Asset Quality					
Allowance for possible loan losses	$ 125,309	$ 110,244	$ 92,339	$ 96,085	$ 80,325
Allowance for possible loan losses to period-end loans	1.50%	1.25%	1.19%	1.30%	1.32%
Net loan charge-offs	$ 50,327	$ 19,918	$ 18,406	$ 11,110	$ 8,921
Net loan charge-offs to average loans	0.58%	0.24%	0.25%	0.17%	0.16%
Non-performing assets	$ 146,867	$ 78,040	$ 29,849	$ 57,749	$ 38,927
Non-performing assets to:					
Total loans plus foreclosed assets	2.14%	0.88%	0.38%	0.78%	0.64%
Total assets	1.11	0.52	0.22	0.44	0.33
Consolidated Capital Ratios					
Tier 1 risk-based capital ratio	11.91%	10.30%	9.96%	11.25%	12.24%
Total risk-based capital ratio	14.19	12.58	12.59	13.43	14.94
Leverage ratio	8.50	8.80	8.37	9.56	9.62
Average shareholders' equity to average total assets	11.66	11.55	10.70	9.27	8.68

The following tables set forth unaudited consolidated selected quarterly statement of operations data for the years ended December 31, 2009 and 2008. Dollar amounts are in thousands, except per share data.

	Year Ended December 31, 2009			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Interest income	$ 156,265	$ 155,490	$ 157,225	$ 154,056
Interest expense	17,671	21,501	22,761	24,424
Net interest income	138,594	133,989	134,464	129,632
Provision for possible loan losses	22,250	16,940	16,601	9,601
Non-interest income [1]	86,345	69,491	68,006	69,864
Non-interest expense	134,216	132,234	136,289	129,499
Income before income taxes	68,473	54,306	49,580	60,396
Income taxes	16,979	9,607	11,721	15,414
Net income	$ 51,494	$ 44,699	$ 37,859	$ 44,982
Net income per common share:				
Basic	$ 0.86	$ 0.75	$ 0.64	$ 0.76
Diluted	0.86	0.75	0.63	0.76

	Year Ended December 31, 2008			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Interest income	$ 167,417	$ 166,676	$ 165,855	$ 175,703
Interest expense	29,336	31,940	34,527	45,823
Net interest income	138,081	134,736	131,328	129,880
Provision for possible loan losses	8,550	18,940	6,328	4,005
Non-interest income [2]	69,198	77,315	70,581	70,228
Non-interest expense	123,543	122,972	120,090	120,040
Income before income taxes	75,186	70,139	75,491	76,063
Income taxes	22,223	21,174	22,944	23,283
Net income	$ 52,963	$ 48,965	$ 52,547	$ 52,780
Net income per common share:				
Basic	$ 0.90	$ 0.83	$ 0.89	$ 0.90
Diluted	0.89	0.82	0.89	0.89

(1) Includes net losses on securities transactions of $1.3 million during the fourth quarter of 2009 and net gains of $49 thousand during the second quarter of 2009.

(2) Includes net losses on securities transactions of $133 thousand during the fourth quarter of 2008, net gains of $78 thousand during the third quarter of 2008, net losses of $56 thousand during the second quarter of 2008 and net losses of $48 thousand during the first quarter of 2008.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements and Factors that Could Affect Future Results

Certain statements contained in this Annual Report on Form 10-K that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in the Corporation's future filings with the SEC, in press releases, and in oral and written statements made by or with the approval of the Corporation that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans, objectives and expectations of Cullen/Frost or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes", "anticipates", "expects", "intends", "targeted", "continue", "remain", "will", "should", "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

- Local, regional, national and international economic conditions and the impact they may have on the Corporation and its customers and the Corporation's assessment of that impact.
- Volatility and disruption in national and international financial markets.
- Government intervention in the U.S. financial system.
- Changes in the level of non-performing assets and charge-offs.
- Changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements.
- The effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board.
- Inflation, interest rate, securities market and monetary fluctuations.
- The effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which the Corporation and its subsidiaries must comply.
- Political instability.
- Acts of God or of war or terrorism.
- The timely development and acceptance of new products and services and perceived overall value of these products and services by users.
- Changes in consumer spending, borrowings and savings habits.
- Changes in the financial performance and/or condition of the Corporation's borrowers.
- Technological changes.
- Acquisitions and integration of acquired businesses.
- The ability to increase market share and control expenses.
- Changes in the competitive environment among financial holding companies and other financial service providers.
- The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters.
- Changes in the Corporation's organization, compensation and benefit plans.
- The costs and effects of legal and regulatory developments including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews.

- Greater than expected costs or difficulties related to the integration of new products and lines of business.
- The Corporation's success at managing the risks involved in the foregoing items.

Forward-looking statements speak only as of the date on which such statements are made. The Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

Application of Critical Accounting Policies and Accounting Estimates

The accounting and reporting policies followed by the Corporation conform, in all material respects, to accounting principles generally accepted in the United States and to general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While the Corporation bases estimates on historical experience, current information and other factors deemed to be relevant, actual results could differ from those estimates.

The Corporation considers accounting estimates to be critical to reported financial results if (i) the accounting estimate requires management to make assumptions about matters that are highly uncertain and (ii) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on the Corporation's financial statements.

Accounting policies related to the allowance for possible loan losses are considered to be critical, as these policies involve considerable subjective judgment and estimation by management. The allowance for possible loan losses is a reserve established through a provision for possible loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The Corporation's allowance for possible loan loss methodology is based on guidance provided in SEC Staff Accounting Bulletin No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues" and includes allowance allocations calculated in accordance with Accounting Standards Codification (ASC) Topic 310, "Receivables" and allowance allocations calculated in accordance with ASC Topic 450, "Contingencies." The level of the allowance reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio, as well as trends in the foregoing. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Corporation's control, including the performance of the Corporation's loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications. See the section captioned "Allowance for Possible Loan Losses" elsewhere in this discussion for further details of the risk factors considered by management in estimating the necessary level of the allowance for possible loan losses.

Overview

The following discussion and analysis presents the more significant factors affecting the Corporation's financial condition as of December 31, 2009 and 2008 and results of operations for each of the years in the three-year period ended December 31, 2009. This discussion and analysis should be read in conjunction with the Corporation's consolidated financial statements, notes thereto and other financial information appearing elsewhere in this report. The Corporation acquired insurance agencies in both the Dallas and San Marcos market areas during 2009, an insurance agency in the Dallas market area in 2008 and an insurance agency in the Austin market area in 2007. All of the Corporation's acquisitions during the reported periods were accounted for as purchase transactions, and as such, their related results of operations are included from the date of acquisition, though none of these acquisitions had a significant impact on the Corporation's financial statements during their respective reporting periods.

Taxable-equivalent adjustments are the result of increasing income from tax-free loans and investments by an amount equal to the taxes that would be paid if the income were fully taxable based on a 35% federal tax rate, thus making tax-exempt yields comparable to taxable asset yields.

Dollar amounts in tables are stated in thousands, except for per share amounts.

Results of Operations

Net income totaled $179.0 million, or $3.00 diluted per common share, in 2009 compared to $207.3 million, or $3.50 diluted per common share, in 2008 and $212.1 million, or $3.55 diluted per common share, in 2007.

Selected income statement data, returns on average assets and average equity and dividends per share for the comparable periods were as follows:

	2009	2008	2007
Taxable-equivalent net interest income	$ 577,716	$ 554,353	$ 534,195
Taxable-equivalent adjustment	41,037	20,328	15,458
Net interest income	536,679	534,025	518,737
Provision for possible loan losses	65,392	37,823	14,660
Non-interest income	293,706	287,322	268,231
Non-interest expense	532,238	486,645	462,446
Income before income taxes	232,755	296,879	309,862
Income taxes	53,721	89,624	97,791
Net income	$ 179,034	$ 207,255	$ 212,071
Earnings per common share:			
Basic	$ 3.00	$ 3.51	$ 3.59
Diluted	3.00	3.50	3.57
Return on average assets	1.14%	1.51%	1.63%
Return on average equity	9.78	13.11	15.20

Net income for 2009 decreased $28.2 million, or 13.6%. The decrease was primarily the result of a $45.6 million increase in non-interest expense and a $27.6 million increase in the provision for possible loan losses partly offset by a $35.9 million decrease in income tax expense, a $6.4 million increase in non-interest income and a $2.7 million increase in net interest income. Net income for 2008 decreased $4.8 million, or 2.3%, compared to 2007. The decrease was primarily due to a $24.2 million increase in non-interest expense and a $23.2 million increase in the provision for possible loan losses. The impact of these items was partly offset by a $19.1 million increase in non-interest income, a $15.3 million increase in net interest income and a $8.2 million decrease in income tax expense.

Details of the changes in the various components of net income are further discussed below.

Net Interest Income

Net interest income is the difference between interest income on earning assets, such as loans and securities, and interest expense on liabilities, such as deposits and borrowings, which are used to fund those assets. Net interest income is the Corporation's largest source of revenue, representing 64.6% of total revenue during 2009. Net interest margin is the ratio of taxable-equivalent net interest income to average earning assets for the period. The level of interest rates and the volume and mix of earning assets and interest-bearing liabilities impact net interest income and net interest margin.

The Federal Reserve Board influences the general market rates of interest, including the deposit and loan rates offered by many financial institutions. The Corporation's loan portfolio is significantly affected by changes in the prime interest rate. The prime interest rate, which is the rate offered on loans to borrowers with strong credit, began 2007 at 8.25% and decreased 50 basis points in the third quarter and 50 basis points in the fourth quarter to end the year at 7.25%. During 2008, the prime interest rate decreased 200 basis points in the first quarter, 25 basis points in the second quarter and 175 basis points in the fourth quarter to end the year at 3.25%. During 2009, the prime interest rate remained at 3.25% for the entire year. The Corporation's loan portfolio is also impacted, to a lesser extent, by changes in the London Interbank Offered Rate (LIBOR). At December 31, 2009, the one-month and three-month U.S. dollar LIBOR rates were 0.23% and 0.25%, respectively, while at December 31, 2008, the one-month and three-month U.S. dollar LIBOR rates were 0.44% and 1.43%, respectively. The intended federal funds rate, which is the cost of immediately available overnight funds, fluctuated in a similar manner to the prime interest rate. It began 2007 at 5.25% and decreased 50 basis points in the third quarter and 50 basis points in the fourth quarter to end the year at 4.25%. During 2008, the federal funds rate decreased 200 basis points in the first quarter, 25 basis points in the second quarter and 175 basis points in the fourth quarter to end the year at 0.25%. During 2009, the intended federal funds rate remained at zero to 0.25% for the entire year.

The Corporation's balance sheet has historically been asset sensitive, meaning that earning assets generally reprice more quickly than interest-bearing liabilities. Therefore, the Corporation's net interest margin was likely to increase in sustained periods of rising interest rates and decrease in sustained periods of declining interest rates. In an effort to make the Corporation's balance sheet less sensitive to changes in interest rates, the Corporation entered into various interest rate swaps which effectively convert certain floating rate loans and borrowings into fixed rate instruments for a period of time. See Note 16 - Derivative Financial Instruments in the accompanying notes to consolidated financial statements included elsewhere in this report for additional information related to these interest rate swaps. As a result, the Corporation's balance sheet is more interest-rate neutral and changes in interest rates are expected to have a less significant impact on the Corporation's net interest margin than would have otherwise been the case. The Corporation is primarily funded by core deposits, with non-interest-bearing demand deposits historically being a significant source of funds. This lower-cost funding base is expected to have a positive impact on the Corporation's net interest income and net interest margin in a rising interest rate environment. The Corporation currently believes it is reasonably possible the federal funds rate and the prime interest rate will remain at the current, historically-low levels for the foreseeable future; however, there can be no assurance to that effect or as to the magnitude of any change in market interest rates should a change occur, as such changes are dependent upon a variety of factors that are beyond the Corporation's control. Further analysis of the components of the Corporation's net interest margin is presented below.

The following table presents the changes in taxable-equivalent net interest income and identifies the changes due to differences in the average volume of earning assets and interest-bearing liabilities and the changes due to changes in the average interest rate on those assets and liabilities. The changes in net interest income due to changes in both average volume and average interest rate have been allocated to the average volume change or the average interest rate change in proportion to the absolute amounts of the change in each. The Corporation's consolidated average balance sheets along with an analysis of taxable-equivalent net interest income are presented on pages 128 and 129 of this report.

	2009 vs. 2008			2008 vs. 2007		
	Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in		
	Rate	Volume	Total	Rate	Volume	Total
Interest-bearing deposits	$ (298)	$ 2,030	$ 1,732	$ (658)	$ 691	$ 33
Federal funds sold and resell agreements	(1,961)	(1,330)	(3,291)	(10,765)	(15,632)	(26,397)
Securities:						
Taxable	(16,080)	(2,196)	(18,276)	2,621	(7,728)	(5,107)
Tax-exempt	3,232	59,590	62,822	848	9,356	10,204
Loans	(95,098)	20,205	(74,893)	(128,189)	61,130	(67,059)
Total earning assets	(110,205)	78,299	(31,906)	(136,143)	47,817	(88,326)
Savings and interest checking	(799)	515	(284)	(4,449)	1,193	(3,256)
Money market deposit accounts	(35,015)	8,217	(26,798)	(55,925)	(54)	(55,979)
Time accounts	(23,893)	6,946	(16,947)	(15,587)	(971)	(16,558)
Public funds	(4,922)	95	(4,827)	(8,120)	(1,453)	(9,573)
Federal funds purchased and repurchase agreements	(8,188)	(3,714)	(11,902)	(23,490)	4,493	(18,997)
Junior subordinated deferrable interest debentures	262	(3)	259	(3,137)	(1,174)	(4,311)
Subordinated notes payable and other notes	-	-	-	(72)	799	727
Federal Home Loan Bank advances	(370)	5,600	5,230	229	(766)	(537)
Total interest-bearing liabilities	(72,925)	17,656	(55,269)	(110,551)	2,067	(108,484)
Changes in taxable-equivalent net interest income	$ (37,280)	$ 60,643	$ 23,363	$ (25,592)	$ 45,750	$ 20,158

Taxable-equivalent net interest income for the 2009 increased $23.4 million, or 4.2%, compared to 2008. The increase primarily resulted from an increase in the average volume of interest-earning assets partly offset by a decrease in the net interest margin and the effect of a decrease in the number of days in 2009 due to a leap year in 2008. The average volume of interest-earning assets for 2009 increased $1.9 billion, or 16.3%, compared to the same period in 2008. Over the same time frame, the net interest margin decreased 44 basis points from 4.67% in 2008 to 4.23% in 2009. Taxable-equivalent net interest income for 2009 included 365 days compared to 366 days for 2008. The additional day added approximately $1.5 million to taxable-equivalent net interest income during 2008. Excluding the impact of the additional day during 2008 results in an effective increase in taxable-equivalent net interest income of approximately $24.9 million during 2009 compared to 2008. This effective increase was the result of the aforementioned increase in the average volume of interest-earning assets. The net interest margin decreased during 2009 compared to 2008 in part due to the decrease in market interest rates discussed above. The net interest margin was also partly impacted by an increase in the proportion of average interest-earning assets invested in lower yielding interest-bearing deposits during 2009 compared to 2008, while the proportion of average interest-earning assets invested in loans decreased. The average yield on interest-earning assets decreased 100 basis points from 5.86% during 2008 to 4.86% during 2009, while the average cost of funds decreased 78 basis points from 1.70% during 2008 to 0.92% during 2009. The average yield on interest-earning assets is primarily impacted by changes in market interest rates as well as changes in the volume and relative mix of interest-earning assets. As stated above, market interest rates decreased to historically low levels during 2008 and remained at those levels during 2009. The effect of lower average market interest rates on the average yield on average interest-earning assets was partly limited by the aforementioned interest rate swaps on variable-rate loans.

Taxable-equivalent net interest income for 2008 increased $20.2 million, or 3.8%, compared to 2007. The increase primarily resulted from an increase in the average volume of interest-earning assets partly offset by a decrease in the average yield on interest-earning assets. The average volume of interest-earning assets for 2008 increased $528.4 million, or 4.7%, compared to 2007. The increase in taxable-equivalent net interest income was also partly due to an increase in the number of days in 2008, due to the leap year. The additional day added approximately $1.5 million to taxable-equivalent net interest income during 2008. Excluding the impact of the additional day results in an effective increase in taxable-equivalent net interest income of approximately $18.6 million during 2008 compared to 2007. This effective increase was the result of the aforementioned increase in the average volume of interest-earning assets. The Corporation's net interest margin was 4.67% for 2008 compared to 4.69% for 2007 despite significantly lower average market interest rates during 2008. As a result of the lower interest rates, the average yield on interest-earning assets decreased 103 basis points from 6.89% in 2007 to 5.86% in 2008. The effect of the lower average market interest rates on the average yield on interest-earning assets was substantially mitigated by a corresponding decrease in the average cost of funds, which decreased 144 basis points from 3.14% in 2007 to 1.70% in 2008. The effect of lower average market interest rates on the average yield on interest-earning assets was partly limited by the aforementioned interest rate swaps on variable-rate loans. In addition to lower average market interest rates, the cost of funds was further impacted by an increase in the relative proportion of lower-cost savings and interest checking deposits in 2008 relative to 2007. The negative impact of lower average market interest rates on the average yield on interest-earning assets was partly limited as the Corporation had a larger proportion of average interest-earning assets invested in higher-yielding loans, which increased from 65.8% of total average interest-earning assets during 2007 to 70.1% of total average interest-earning assets during 2008, and a lower proportion of average interest-earning assets invested in lower-yielding federal funds sold and resell agreements during 2008 relative to 2007.

The average volume of loans, the Corporation's primary category of earning assets, increased $338.3 million, or 4.1%, during 2009 compared to 2008 and increased $850.1 million, or 11.4%, during 2008 compared to 2007. Loans made up approximately 62.7% of average interest-earning assets during 2009 compared to 70.1% during 2008 and 65.8% during 2007. The average yield on loans was 5.05% during the 2009 compared to 6.16% during 2008. Loans generally have significantly higher yields compared to securities, interest-bearing deposits and federal funds sold and resell agreements and, as such, have a more positive effect on the net interest margin. The average volume of securities increased $936.0 million in 2009 compared to 2008 and increased $38.6 million in 2008 compared to 2007. Securities made up approximately 30.9% of average interest-earning assets during 2009 compared to 28.0% during 2008 and 29.0% during 2007. The average yield on securities was 5.45% during 2009 compared to 5.41% during 2008 and 5.24% during 2007. The increase in the average yield on securities during the comparable periods primarily resulted as the relative proportion of higher-yielding, tax-exempt municipal securities increased from 12.5% of average securities in 2007 to 16.7% of average securities in 2008 and 34.0% of average securities in 2009. Average federal funds sold, resell agreements and interest-bearing deposits during 2009 increased $661.3 million, or 291.2%, compared to 2008 and decreased $438.2 million, or 75.6%, during 2008 compared to the 2007. Federal funds sold, resell agreements and interest-bearing deposits made up approximately 6.4% of average interest-earning assets during 2009 compared to 1.9% during 2008. The combined average yield on federal funds sold, resell agreements and interest-bearing deposits was 0.27% during 2009 compared to 1.73% during 2008 and 5.16% during 2007.

Average deposits increased $1.9 billion, or 17.9%, in 2009 compared to 2008 and $318.5 million, or 3.1%, during 2008 compared to 2007. The increase in average deposits over the comparable years was primarily in interest-bearing deposits. Average interest-bearing deposits increased $1.2 billion during 2009 compared to 2008 and $227.9 million during 2008 compared 2007. The ratio of average interest-bearing deposits to total average deposits was 65.7% during 2009 and 2008 and 65.5% in 2007. The average cost of interest-bearing deposits and total deposits was 0.69% and 0.45% during 2009 compared to 1.52% and 1.00% during 2008 and 2.84% and 1.86% during 2007. The decrease in the average cost of interest-bearing deposits during the comparable periods was primarily the result of decreases in interest rates offered on deposit products due to decreases in average market interest rates. The decrease in the average cost of interest-bearing deposits during 2008 compared to 2007 was also partly related to an increase in the relative proportion of lower yielding savings and interest on checking deposits.

The Corporation's net interest spread, which represents the difference between the average rate earned on earning assets and the average rate paid on interest-bearing liabilities, was 3.94% in 2009 compared to 4.16% in 2008 and 3.75% in 2007. The net interest spread, as well as the net interest margin, will be impacted by future changes in short-term and long-term interest rate levels, as well as the impact from the competitive environment. A discussion of the effects of changing interest rates on net interest income is set forth in Item 7A. Quantitative and Qualitative Disclosures About Market Risk included elsewhere in this report.

The Corporation's hedging policies permit the use of various derivative financial instruments, including interest rate swaps, caps and floors, to manage exposure to changes in interest rates. Details of the Corporation's derivatives and hedging activities are set forth in Note 16 - Derivative Financial Instruments in the accompanying notes to consolidated financial statements included elsewhere in this report. Information regarding the impact of fluctuations in interest rates on the Corporation's derivative financial instruments is set forth in Item 7A. Quantitative and Qualitative Disclosures About Market Risk included elsewhere in this report.

Provision for Possible Loan Losses

The provision for possible loan losses is determined by management as the amount to be added to the allowance for possible loan losses after net charge-offs have been deducted to bring the allowance to a level which, in management's best estimate, is necessary to absorb probable losses within the existing loan portfolio. The provision for possible loan losses totaled $65.4 million in 2009 compared to $37.8 million in 2008 and $14.7 million in 2007. During the third quarter of 2008, the Corporation recorded a provision for possible loan losses totaling approximately $10 million for probable loan losses related to Hurricane Ike, which impacted the Corporation's Houston and Galveston market areas. See the section captioned "Allowance for Possible Loan Losses" elsewhere in this discussion for further analysis of the provision for possible loan losses.

Non-Interest Income

The components of non-interest income were as follows:

	2009	2008	2007
Trust fees	$ 67,268	$ 74,554	$ 70,359
Service charges on deposit accounts	102,474	87,566	80,718
Insurance commissions and fees	33,096	32,904	30,847
Other charges, commissions and fees	27,699	35,557	32,558
Net gain (loss) on securities transactions	(1,260)	(159)	15
Other	64,429	56,900	53,734
Total	$ 293,706	$ 287,322	$ 268,231

Total non-interest income for 2009 increased $6.4 million, or 2.2%, compared to 2008 while total non-interest income for 2008 increased $19.1 million, or 7.1%, compared to 2007. Changes in the various components of non-interest income are discussed in more detail below.

Trust Fees. Trust fee income for 2009 decreased $7.3 million, or 9.8%, compared to 2008 while trust fee income for 2008 increased $4.2 million, or 6.0%, compared to 2007. Investment fees are the most significant component of trust fees, making up approximately 74% of total trust fees in 2009, approximately 67% of total trust fees in 2008 and approximately 71% of total trust fees in 2007. Investment and other custodial account fees are generally based on the market value of assets within a trust account. Volatility in the equity and bond markets impacts the market value of trust assets and the related investment fees.

The decrease in trust fee income during 2009 compared to 2008 was primarily the result of decreases in oil and gas trust management fees (down $4.7 million), securities lending income (down $929 thousand), custody fees (down $668 thousand), investment fees (down $521 thousand) and estate fees (down $434 thousand). The decrease in oil and gas trust management fees was primarily due to decreases in oil and natural gas prices, which impacted the amount of royalties received and decreases in new lease bonuses. The decrease in securities lending income was due in part to higher transaction spreads in 2008. The decreases in investment and custody fees were primarily due to the general decline in the market values of assets in trust accounts on which these fees are generally based. Equity valuations during 2009 have been lower on average compared to 2008, the impact of which was partly mitigated as bond valuations have been higher as a result of lower market interest rates. The Corporation has been successful with business development activities and customer retention, which has helped dampen the effect of the lower average equity valuations.

The increase in trust fee income during 2008 compared to the same period in 2007 was primarily the result of increases in oil and gas trust management fees (up $3.4 million) and securities lending income (up $1.7 million). The increase in oil and gas trust management fees was partly related to new lease bonuses and increased production. The increase in securities lending income was due in part to higher transaction spreads in 2008. Investment fees did not significantly fluctuate in 2008 compared to 2007. The Corporation was successful with business development activities and customer retention despite the market correction in equity valuations that occurred during 2008. Equity valuations during 2008 were lower on average compared to 2007 while bond valuations were higher as a result of lower market interest rates.

At December 31, 2009, trust assets, including both managed assets and custody assets, were primarily composed of fixed income securities (44.1% of trust assets), equity securities (37.8% of trust assets) and cash equivalents (11.1% of trust assets). The estimated fair value of trust assets was $22.7 billion (including managed assets of $10.4 billion and custody assets of $12.3 billion) at December 31, 2009 compared to $21.7 billion (including managed assets of $9.9 billion and custody assets of $11.8 billion) at December 31, 2008 and $24.8 billion (including managed assets of $10.5 billion and custody assets of $14.3 billion) at December 31, 2007.

Service Charges on Deposit Accounts. Service charges on deposit accounts for 2009 increased $14.9 million, or 17.0%, compared to 2008. The increase was primarily related to service charges on commercial accounts (up $13.2 million). The increase in service charges on commercial accounts was primarily related to increased treasury management fees. The increased treasury management fees resulted primarily from a lower earnings credit rate. The earnings credit rate is the value given to deposits maintained by treasury management customers. Because average market interest rates were lower during 2009 compared to 2008, deposit balances have become less valuable and are yielding a lower earnings credit rate. As a result, customers are paying for more of their services through fees rather than with earnings credits applied to their deposit balances.

Service charges on deposit accounts for 2008 increased $6.8 million, or 8.5%, compared to 2007. During 2008 increases in service charges on commercial accounts (up $7.3 million) were partly offset by decreases in service charges on consumer accounts (down $2.0 million). The increase in service charges on commercial accounts was primarily related to increased treasury management fees which resulted primarily from a lower earnings credit rate. The decrease in service charges on consumer accounts is partly the result of a shift in the relative mix of deposit products towards lower cost/free accounts, which is partly related to a restructuring of the Corporation's deposit product offerings.

Overdraft/insufficient funds charges totaled $41.1 million during 2009 compared to $40.5 million in 2008 and $39.7 million in 2007. Overdraft/insufficient funds charges included $32.6 million, $32.0 million and $31.7 million related to consumer accounts during 2009, 2008 and 2007, respectively, and $8.5 million, $8.5 million and $8.0 million related to commercial accounts during 2009, 2008 and 2007, respectively.

In November 2009, the Federal Reserve Board issued a final rule that, effective July 1, 2010, prohibits financial institutions from charging consumers fees for paying overdrafts on automated teller machine and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions. Consumers must be provided a notice that explains the financial institution's overdraft services, including the fees associated with the service, and the consumer's choices. Because the Corporation's customers must provide advance consent to the overdraft service for automated teller machine and one-time debit card transactions, the Corporation cannot provide any assurance as to the ultimate impact of this rule on the amount of overdraft/insufficient funds charges reported in future periods.

Insurance Commissions and Fees. Insurance commissions and fees for 2009 increased $192 thousand, or 0.6%, compared to 2008. The increase was related to an increase in commission income (up $140 thousand). Insurance commissions and fees for 2008 increased $2.1 million, or 6.7%, compared to 2007. The increase was primarily related to higher commission income (up $2.0 million), primarily related to acquisitions.

Insurance commissions and fees include contingent commissions totaling $3.8 million during 2009 and $3.7 million during both 2008 and 2007. Contingent commissions primarily consist of amounts received from various property and casualty insurance carriers. The carriers use several non-client specific factors to determine the amount of the contingency payments. Such factors include the aggregate loss performance of insurance policies previously placed and the volume of business, among other things. Such commissions are seasonal in nature and are mostly received during the first quarter of each year. These commissions totaled $2.8 million during 2009, $3.0 million during 2008 and $3.3 million during 2007. Contingent commissions also include amounts received from various benefit plan insurance companies related to the volume of business generated and/or the subsequent retention of such business. These commissions totaled $972 thousand, $716 thousand, and $366 thousand during 2009, 2008 and 2007.

Other Charges, Commissions and Fees. Other charges, commissions and fees for 2009 decreased $7.9 million, or 22.1%, compared to 2008. The decrease was primarily due to a decrease in investment banking fees related to corporate advisory services (down $4.2 million) and decreases in commission income related to the sale of money market accounts (down $2.9 million), account management fees (down $877 thousand), annuities (down $752 thousand), federal funds agent fees (down $564 thousand) and receivables factoring income (down $414 thousand), as well as decreases in various other categories of service charges. Investment banking fees related to corporate advisory services are transaction based and can vary significantly from year to year. Decreases in commission income related to the sale of money market accounts, annuities and mutual funds are partly related to decreases in volumes due to weaker market conditions. Additionally, the decrease in commission income related to the sale of money market accounts was also related to a reduction in marketing fees paid by fund companies. The decrease in account management fees relates to a line of business acquired in a 2006 acquisition that was phased-out in 2009. The decrease in federal funds agent fees was primarily related to decreases in pricing for competitive purposes. These decreases were partly offset by increases in mutual fund management fees related to Frost Investment Advisors, LLC, a registered investment advisor subsidiary of the Corporation which began operations in 2008 (up $795 thousand) and loan processing fees (up $409 thousand).

Other charges, commissions and fees for 2008 increased $3.0 million, or 9.2%, compared to the same period in 2007. The increase was primarily related to increases in mutual fund management fees related to Frost Investment Advisors, LLC, (up $1.9 million), commission income related to the sale of money market accounts (up $1.3 million), brokerage commissions (up $577 thousand), investment banking fees related to corporate advisory services (up $471 thousand), loan processing fees (up $462 thousand) and unused balance fees on loan commitments (up $459 thousand). These increases were partly offset by decreases in commission income related to the sale of mutual funds (down $987 thousand), receivables factoring income (down $653 thousand) and ATM fees (down $491 thousand).

Net Gain/Loss on Securities Transactions. During 2009, the Corporation sold available-for-sale securities with an amortized cost totaling $206.2 million and realized a net gain of $283 thousand on those sales. The majority of the securities sold were Freddie Mac mortgage-backed securities. During the fourth quarter of 2009, the Corporation purchased approximately $404.9 million of Freddie Mac TBA (to be announced) mortgage-backed securities. The Corporation subsequently sold these securities prior to settlement and realized a net loss of $1.5 million. The Corporation instead invested the funds in mortgage-backed securities issued by Ginnie Mae. During 2008, the Corporation sold available-for-sale securities with an amortized cost totaling $4.9 billion and realized a related net loss of $159 thousand. The Corporation sold $599.1 million of securities during the first quarter of 2008 in connection with a restructuring of the Corporation's securities portfolio to help improve net interest income in light of actions taken by the Federal Reserve that resulted in 200 basis point declines in both the federal funds rate and the prime interest rate. The proceeds from the sales were reinvested in longer-term securities with higher yields. The Corporation sold $257.2 million of securities during the second quarter of 2008, of which approximately $190.0 million were primarily sold for liquidity management purposes to fund loan growth. During the third quarter of 2008, the Corporation sold its entire portfolio (with a book value totaling $32.0 million) of unsecured, non-mortgage-backed securities issued by U.S. government agencies and corporations due to increasing risks associated with these investments. During the fourth quarter of 2008, the Corporation purchased and subsequently sold $4.0 billion of securities in connection with certain tax planning strategies.

Other Non-Interest Income. Other non-interest income increased $7.5 million, or 13.2%, for 2009 compared to the same period in 2008. The increase was primarily related to a $17.7 million gain related to the termination of interest rate swaps on certain Federal Home Loan Bank advances. See Note 16 - Derivative Financial Instruments in the accompanying notes to consolidated financial statements included elsewhere in this report for additional information related to the interest rate swaps. The increase in other non-interest income also included an increase in income from check card usage (up $1.4 million). These increases were partly offset by decreases in income from securities trading and customer derivative activities (down $2.4 million), sundry income from various miscellaneous items (down $2.4 million), gains on the sale of student loans (down $1.7 million), mineral interest income (down $1.5 million), earnings on cashier check balances (down $1.4 million), lease rental income (down $884 thousand) and gains on sale of assets (down $805 thousand). The decrease in income from securities trading and customer derivative activities primarily relates to a decrease in the volume of customer interest rate swap transactions. Sundry income from various miscellaneous items generally includes income from non-recurring items. Sundry income for 2008 included $2.8 million in income recognized from the collection of loan interest and other charges written-off in prior years, as well as $1.9 million related to the partial redemption of shares received from the VISA, Inc. initial public offering, as further discussed below. During the second quarter of 2008, the Corporation elected to discontinue the origination of student loans for resale, aside from previously outstanding commitments. Sales of student loans during 2009 have been limited as the Corporation's student loan servicer has not been able to obtain the necessary funding required to purchase the loans. Mineral interest income is related to bonus, rental and shut-in payments and oil and gas royalties received from severed mineral interests on property owned by Main Plaza Corporation, a wholly owned non-banking subsidiary of the Corporation. Earnings on cashier check balances decreased as the Corporation began maintaining cashiers check balances in-house during the second quarter of 2008. While the Corporation no longer receives third-party fees on cashier check balances, maintaining such balances in-house provides investable funds from which the Corporation derives interest income. Gains on the sale of assets during 2008 included a $1.1 million gain related to a tract of land sold in connection with an eminent domain condemnation.

Other non-interest income increased $3.2 million, or 5.9%, during 2008 compared to the same period in 2007. Contributing to the increase were increases in mineral interest income (up $2.6 million), income from check card usage (up $2.1 million), income from securities trading and customer derivative activities (up $1.4 million) and sundry income from various miscellaneous items (up $827 thousand). Mineral interest income is related to bonus, rental and shut-in payments and oil and gas royalties received from severed mineral interests on property owned by Main Plaza Corporation, a wholly owned non-banking subsidiary of the Corporation. Sundry income for 2008 included $2.8 million in income recognized from the collection of loan interest and other charges written-off in prior years. Sundry income from various miscellaneous items also included $1.9 million recognized during the first quarter of 2008 related to the partial redemption of shares received from the VISA, Inc. initial public offering resulting from the Corporation's membership interest in VISA USA. A portion of the shares allocated to the Corporation in the initial public offering were withheld to cover the costs and liabilities associated with certain litigation for which the Corporation, based on its prior proportionate membership interest in VISA USA, is obligated to indemnify VISA under its indemnification agreement with VISA USA. The Corporation accrued $548 thousand in connection with its obligations under the indemnification agreement during the fourth quarter of 2007. Since a portion of the shares allocated to the Corporation in the initial public offering were withheld, the Corporation was not required to make any cash payments related to the indemnification agreement. As such, the indemnification accrual related to certain pending litigation was reversed during the first quarter of 2008 and included in the aforementioned $1.9 million of income. The increases in the aforementioned items were partly offset by a decrease in earnings on cashier check balances (down $2.6 million) and lease rental income (down $757 thousand). The decrease in earnings on cashier check balances was primarily due to a decrease in fees received on balances maintained with the Corporation's third-party processor as such fees are tied to market interest rates which were comparatively lower in 2008 relative to 2007. Also, as mentioned above, during the second quarter of 2008, the Corporation began to maintain cashiers check balances in-house.

Non-Interest Expense

The components of non-interest expense were as follows:

	2009	2008	2007
Salaries and wages	$ 230,643	$ 225,943	$ 209,982
Employee benefits	55,224	47,219	47,095
Net occupancy	44,188	40,464	38,824
Furniture and equipment	44,223	37,799	32,821
Deposit insurance	25,812	4,597	1,220
Intangible amortization	6,537	7,906	8,860
Other	125,611	122,717	123,644
Total	$ 532,238	$ 486,645	$ 462,446

Total non-interest expense for 2009 increased $45.6 million, or 9.4%, compared to 2008 while total non-interest expense for 2008 increased $24.2 million, or 5.2%, compared to 2007. Changes in the various components of non-interest expense are discussed below.

Salaries and Wages. Salaries and wages for 2009 increased $4.7 million, or 2.1%, compared to 2008. The increase was primarily related to normal annual merit increases, a decrease in cost deferrals related to lending activity and an increase in stock-based compensation expense. The impact of these items was partly offset by a decrease in incentive compensation expense (down $7.2 million).

Salaries and wages for 2008 increased $16.0 million, or 7.6%, compared to 2007. The increase was primarily related to normal, annual merit increases, increases in headcount and increases in commissions related to higher insurance revenues and incentive compensation related to higher investment banking fees from corporate advisory services.

Employee Benefits. Employee benefits expense for 2009 increased $8.0 million, or 17.0%, compared to 2008. The increase was primarily related to increases in expenses related to the Corporation's defined benefit retirement and restoration plans (up $3.3 million), expenses related to the Corporation's 401(k) and profit sharing plans (up $2.4 million) and medical insurance expense (up $2.1 million).

Employee benefits expense for 2008 did not significantly fluctuate compared to 2007 as increases in medical insurance expense (up $1.8 million), payroll taxes (up $797 thousand) and workers compensation insurance expense (up $412 thousand) were mostly offset by decreases in expenses related to the Corporation's defined benefit retirement and restoration plans (down $2.2 million) and expenses related to the Corporation's 401(k) and profit sharing plans (down $685 thousand).

The Corporation's defined benefit retirement and restoration plans were frozen effective as of December 31, 2001 and were replaced by the profit sharing plan. Management believes these actions help reduce the volatility in retirement plan expense. However, the Corporation still has funding obligations related to the defined benefit and restoration plans and could recognize retirement expense related to these plans in future years, which would be dependent on the return earned on plan assets, the level of interest rates and employee turnover. Expense related to the defined benefit retirement and restoration plans totaled $3.1 million in 2009 compared to a net benefit of $269 thousand in 2008 and expense of $1.9 million in 2007. Future benefits/expense related to these plans is dependent upon a variety of factors, including the actual return on plan assets. The increase in expenses related to the Corporation's defined benefit retirement plan during the 2009 compared to 2008 was partly the result of a weaker return on plan assets during 2008.

For additional information related to the Corporation's employee benefit plans, see Note 12 - Employee Benefit Plans in the accompanying notes to consolidated financial statements included elsewhere in this report.

Net Occupancy. Net occupancy expense for 2009 increased $3.7 million, or 9.2%, compared to 2008. The increase was primarily due to increases in lease expense (up $1.6 million), property taxes (up $1.0 million) and building depreciation (up $790 thousand) as well as increases in various other categories of net occupancy expense. The increases in these items were partly related to the additional costs associated with new branch locations.

Net occupancy expense for 2008 increased $1.6 million, or 4.2%, compared to 2007. The increase was primarily due to an increase in utilities (up $649 thousand), lease expense (up $598 thousand), building maintenance (up $332 thousand) and service contracts expense (up $239 thousand). The increases in these items were partly related to the additional costs associated with new branch locations.

Furniture and Equipment. Furniture and equipment expense for 2009 increased $6.4 million, or 17.0%, compared to 2008. The increase was primarily related to increases in software amortization expense (up $2.3 million), depreciation expense related to furniture and fixtures (up $1.6 million) and software maintenance expense (up $1.6 million). The increases in software amortization and software maintenance expense were primarily related to certain applications related to data management, internet banking, treasury management and teller/retail delivery systems. The increases in depreciation expense related to furniture and fixtures were partly related to new branch locations.

Furniture and equipment expense for 2008 increased $5.0 million, or 15.2%, compared to 2007. The increase during 2008 was primarily related to increases in software amortization expense (up $1.5 million), software maintenance expense (up $1.4 million), depreciation expense related to furniture and fixtures (up $1.3 million) and service contracts expense (up $742 thousand). The increases in software amortization and software maintenance expense were related to the implementation of new software applications. The increase in depreciation expense related to furniture and fixtures was partly due to depreciation expense related to scanners utilized in the Corporations remote capture operations.

Deposit Insurance. Deposit insurance expense totaled $25.8 million for 2009, compared to $4.6 million in 2008 and $1.2 million in 2007. The increase in deposit insurance expense during 2009 compared to 2008 was due to increases in the fee assessment rates during 2009 and a special assessment applied to all insured institutions as of June 30, 2009. With regard to the increase in fee assessment rates, the FDIC finalized a rule in December 2008 that raised the then current assessment rates uniformly by 7 basis points for the first quarter of 2009 assessment.

The new rule resulted in annualized assessment rates for Risk Category 1 institutions ranging from 12 to 14 basis points. In February 2009, the FDIC issued final rules to amend the deposit insurance fund restoration plan, change the risk-based assessment system and set assessment rates for Risk Category 1 institutions beginning in the second quarter of 2009. The new initial base assessment rates for Risk Category 1 institutions range from 12 to 16 basis points, on an annualized basis, and from 7 to 24 basis points after the effect of potential base-rate adjustments, in each case depending upon various factors. The increase in deposit insurance expense during 2009 compared to 2008 was also partly related to the Corporation's utilization of available credits to offset assessments during the first half of 2008. Also affecting the 2009 increase was the additional 10 basis point assessment paid on covered transaction accounts exceeding $250 thousand under the Temporary Liquidity Guaranty Program.

In May 2009, the FDIC issued a final rule which levied a special assessment applicable to all insured depository institutions totaling 5 basis points of each institution's total assets less Tier 1 capital as of June 30, 2009, not to exceed 10 basis points of domestic deposits. The special assessment was part of the FDIC's efforts to rebuild the Deposit Insurance Fund ("DIF"). Deposit insurance expense during 2009 included $7.3 million recognized in the second quarter related to the special assessment.

In November 2009, the FDIC issued a rule that required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The FDIC also adopted a uniform three-basis point increase in assessment rates effective on January 1, 2011. In December 2009, the Corporation paid $64.5 million in prepaid risk-based assessments, which included $4.0 million related to the fourth quarter of 2009 that would have otherwise been payable in the first quarter of 2010. This amount is included in deposit insurance expense for 2009. The remaining $60.5 million in pre-paid deposit insurance is included in accrued interest receivable and other assets in the accompany consolidated balance sheet as of December 31, 2009.

Intangible Amortization. Intangible amortization is primarily related to core deposit intangibles and, to a lesser extent, intangibles related to customer relationships and non-compete agreements. Intangible amortization totaled $6.5 million for 2009 compared to $7.9 million for 2008 and $8.9 million for 2007. The decrease in amortization expense during the comparable years was primarily the result of the completion of amortization of certain intangible assets, as well as a reduction in the annual amortization rate of certain intangible assets as the Corporation uses an accelerated amortization approach which results in higher amortization rates during the earlier years of the useful lives of intangible assets. The decreases in amortization were partly offset by the additional amortization related to intangible assets recorded in connection with acquisitions during 2008 and 2009. See Note 6 - Goodwill and Other Intangible Assets in the accompanying notes to consolidated financial statements included elsewhere in this report.

Other Non-Interest Expense. Other non-interest expense for 2009 increased $2.9 million, or 2.4%, compared to 2008. Significant components of other non-interest expense with increases compared to 2008 included losses on the sale/write-down of foreclosed assets (up $2.3 million), property tax expense on foreclosed assets (up $2.1 million), cost deferrals related to lending activity (down $971 thousand), professional services expense (up $759 thousand) and sub-advisor investment management fees related to Frost Investment Advisors, LLC (up $670 thousand). Other non-interest expense also included $1.4 million related to a prepayment penalty on the early repayment of certain Federal Home Loan Bank advances as further discussed in Note 8—Borrowed Funds. The increases in foreclosed asset related expenses/losses were primarily related to a significant increase in real estate foreclosures in 2009 as a result of weaker economic conditions. Significant components of other non-interest expense with decreases compared to 2008 included sundry expense from various miscellaneous items (down $2.8 million), amortization of net deferred costs related to loan commitments (down $1.3 million), travel expense (down $628 thousand) and meals and entertainment expense (down $584 thousand). Sundry expense from various miscellaneous items for 2008 included $1.1 million related to a settlement of certain patent infringement claims, $1.0 million related to costs associated with Hurricane Ike which impacted the Corporation's Houston and Galveston market areas and $410 thousand related to a lease settlement.

Other non-interest expense for 2008 decreased $927 thousand, or 0.7%, compared to 2007. Significant components of other non-interest expense with decreases compared to 2007 included decreases in sundry expense from various miscellaneous items (down $4.4 million), armored motor service expense (down $1.0 million), depreciation expense on leased property (down $750 thousand) and outside computer services expense (down $717 thousand). Sundry expense from various miscellaneous items in 2007 included $5.3 million in expense related to a prepayment penalty and the write-off of the unamortized debt issuance costs incurred in connection with the redemption of $103.1 million of 8.42% junior subordinated deferrable interest debentures. Also included in 2007, among other things, was $1.0 million in expense related to a contribution for previously unmatched employee contributions to the Corporation's 401(k) plan and $548 thousand in expense related to indemnification obligations with Visa USA. As previously mentioned, sundry expense from various miscellaneous items for 2008 included $1.1 million related to a settlement of certain patent infringement claims, $1.0 million related to costs associated with Hurricane Ike and $410 thousand related to a lease settlement. Significant components of other non-interest expense with increases compared to 2007 included increases in sub-advisor investment management fees related to Frost Investment Advisors, LLC (up $1.8 million), advertising/promotions expenses (up $1.6 million) and professional service expense (up $1.4 million).

Results of Segment Operations

The Corporation's operations are managed along two operating segments: Banking and the Financial Management Group ("FMG"). A description of each business and the methodologies used to measure financial performance is described in Note 18 - Operating Segments in the accompanying notes to consolidated financial statements included elsewhere in this report. Net income (loss) by operating segment is presented below:

	2009	2008	2007
Banking	$ 179,404	$ 188,955	$ 200,387
Financial Management Group	8,642	26,863	27,317
Non-Banks	(9,012)	(8,563)	(15,633)
Consolidated net income	$ 179,034	$ 207,255	$ 212,071

Banking

Net income for 2009 decreased $9.6 million, or 5.1%, compared to 2008. The decrease was primarily the result of a $44.1 million increase in non-interest expense and a $27.6 million increase in the provision for possible loan losses partly offset by a $25.7 million decrease in income tax expense, a $19.6 million increase in non-interest income and a $16.8 million increase in net interest income. Net income for 2008 decreased $11.4 million, or 5.7%, compared to 2007. The decrease was primarily the result of a $23.1 million increase in the provision for possible loan losses and a $22.3 million increase in non-interest expense partly offset by an $11.6 million increase in non-interest income, an $11.9 million increase in net interest income and a $10.5 million decrease in income tax expense.

Net interest income for 2009 increased $16.8 million, or 3.2%, compared to 2008 while net interest income for 2008 increased $11.9 million, or 2.3%, compared to 2007. The increases were for the most part the result of growth in the average volume of earning assets partly offset by a decrease in the average yield on interest-earning assets. The changes in net interest income during the comparable years were also partly impacted by a differences in the number of days as 2008 included an extra day due to leap year. See the analysis of net interest income included in the section captioned "Net Interest Income" included elsewhere in this discussion.

The provision for possible loan losses for 2009 totaled $65.4 million compared to $37.8 million in 2008 and $14.7 million in 2007. During the third quarter of 2008, the Banking segment recorded a provision for possible loan losses totaling approximately $10 million for probable loan losses related to Hurricane Ike which impacted the Corporation's Houston and Galveston market areas. See the analysis of the provision for possible loan losses included in the section captioned "Allowance for Possible Loan Losses" included elsewhere in this discussion.

Non-interest income for 2009 increased $19.6 million, or 10.4%, compared to 2008. The increase was primarily due to an increase in service charges on deposit accounts and other non-interest income partly offset by decreases in other charges commissions and fees and a larger net loss on securities transactions. The increase in service charges on deposit accounts was primarily related to increased treasury management fees on commercial accounts. The increase in other non-interest income was primarily related to a $17.7 million gain related to the termination of interest rate swaps on certain Federal Home Loan Bank advances. See Note 16 - Derivative Financial Instruments for additional information related to the interest rate swaps. The decrease in other charges, commissions and fees was primarily related to decreases in investment banking fees related to corporate advisory services, federal funds agent fees and receivables factoring income. Non-interest income for 2008 increased $11.6 million, or 6.5%, compared to 2007. The increase was due to increases in service charges on deposit accounts, other non-interest income and insurance commissions. See further analysis of these categories of non-interest income included in the section captioned "Non-Interest Income" included elsewhere in this discussion.

Non-interest expense for 2009 increased $44.1 million, or 10.9%, compared to 2008. The increase was primarily due to an increase in deposit insurance expense due to increases in the fee assessment rates during 2009 and a special assessment applied to all insured depository institutions as of June 30, 2009. The increase was also partly due to increases in employee benefits, furniture and equipment expense, net occupancy expense and salaries and wages. The increase in employee benefits expense was primarily related to increases in expenses related to the Corporation's defined benefit retirement and restoration plans, expenses related to the Corporation's 401(k) and profit sharing plans and medical insurance expense. The increase in furniture and equipment expense was primarily related to increases in software amortization expense, depreciation expense related to furniture and fixtures and software maintenance expense. The increase in salaries and wages were primarily related to normal annual merit increases, a decrease in cost deferrals related to lending activity and an increase in stock-based compensation expense. The impact of these items was partly offset by a decrease in incentive compensation expense. The increase in net occupancy expense was primarily due to increases in lease expense, property taxes and building depreciation. See the analysis of these items included in the section captioned "Non-Interest Expense" included elsewhere in this discussion.

Non-interest expense for 2008 increased $22.3 million, or 5.9%, compared to 2007. The increase was primarily related to increases in salaries and wages, furniture and equipment expense, deposit insurance expense, other non-interest expense and net occupancy expense. The increases in salaries and wages were primarily related to normal, annual merit increases, increases in headcount and increases in commissions and incentive compensation. The increase in furniture and equipment expense was primarily related to increases in software amortization expense, software maintenance expense, depreciation expense related to furniture and fixtures and service contracts expense. The increase in other non-interest expense included increases in advertising/ promotions expenses and professional service expense. The increase in net occupancy expense was primarily due to an increase in utilities, lease expense, building maintenance and service contracts expense. See the analysis of these items included in the section captioned "Non-Interest Expense" included elsewhere in this discussion.

Frost Insurance Agency, which is included in the Banking operating segment, had gross commission revenues of $33.6 million in 2009 compared to $33.3 million in 2008 and $31.2 million in 2007. Insurance commission revenues increased $304 thousand, or 0.9%, during 2009 compared to 2008 and increased $2.1 million, or 6.7%, during 2008 compared to 2007. The increases during both 2009 and 2008 were primarily related to higher commission income See the analysis of insurance commissions and fees included in the section captioned "Non-Interest Income" included elsewhere in this discussion.

Financial Management Group (FMG)

Net income for 2009 decreased $18.2 million, or 67.8%, compared to 2008. The decrease was primarily due to a $13.9 million decrease in net interest income, a $12.6 million decrease in non-interest income and a $1.6 million increase in non-interest expense partly offset by a $9.8 million decrease in income tax expense. Net income for 2008 decreased $454 thousand compared to 2007. The decrease was primarily due to a $6.4 million increase in non-interest expense partly offset by a $6.0 million increase in non-interest income.

Net interest income for 2009 decreased $13.9 million, or 59.9%, compared to 2008. The decrease was due to a decrease in the average volume of funds provided due to a decrease in the average volume of FMGs repurchase agreements which resulted from lower interest rates offered combined with a decrease in the funds transfer price received for providing those funds due to the lower interest rate environment. Net interest income for 2008 did not significantly fluctuate compared to 2007.

Non-interest income for 2009 decreased $12.6 million, or 13.0%, compared to 2008. The decrease was primarily due to decreases in trust fees (down $7.7 million) and other charges, commissions and fees (down $4.1 million). Non-interest income for 2008 increased $6.0 million, or 6.6%, compared to 2007. The increase was primarily due to increases in trust fees (up $4.2 million) and other charges, commissions and fees (up $2.7 million), partially offset by a decrease in other income (down $849 thousand).

Trust fee income is the most significant income component for FMG. Investment fees are the most significant component of trust fees, making up approximately 74% of total trust fees in 2009, approximately 67% of total trust fees in 2008 and approximately 71% in 2007. Investment and other custodial account fees are generally based on the market value of assets within a trust account. Volatility in the equity and bond markets impacts the market value of trust assets and the related investment fees. The decrease in trust fee income during 2009 compared to 2008 was primarily the result of decreases in oil and gas trust management fees, securities lending income, custody fees, investment fees and estate fees. The increase in trust fee income during 2008 compared to 2007 was primarily the result of increases in oil and gas trust management fees and securities lending income. See the analysis of trust fees included in the section captioned "Non-Interest Income" included elsewhere in this discussion.

The decrease in other charges, commissions and fees during 2009 compared to 2008 was primarily due to decreases in commission income related to the sale of money market accounts, annuities and mutual funds and a decrease in account management fees related to a line of business that was phased-out in 2009 offset by an increase in mutual fund management fees related to Frost Investment Advisors. Decreases in commission income related to the sale of money market accounts, annuities and mutual funds were partly related to decreases in volumes due to weaker market conditions. Additionally, the decrease in commission income related to the sale of money market accounts was also related to a reduction in marketing fees paid by fund companies. The increase in other charges, commissions and fees during 2008 compared to 2007 was primarily due to increases in commission income related to the sales of money market accounts, mutual funds and annuities as well as an increase in brokerage commissions. The decrease in other income during 2008 compared to 2007 was partly due to a decrease in earnings on cashier check balances.

Non-interest expense for 2009 increased $1.6 million, or 2.0%, compared to the same periods in 2008. The increase was primarily due to an increase in salaries and wages and employee benefits (up $1.4 million on a combined basis). The increase in salaries and wages and employee benefits was primarily the result of increases in incentive and stock-based compensation expense and expenses related to employee benefit plans and medical insurance.

Non-interest expense for 2008 increased $6.4 million, or 9.0%, compared to the same period in 2007. The increase was primarily due to an increase in salaries and wages and employee benefits (up $4.0 million on a combined basis) and other non-interest expense (up $2.4 million). The increase in salaries and wages and employee benefits was primarily related to normal, annual merit increases, increases in headcount and increases in commissions and incentive compensation. The increase in other non-interest expense was mostly related to sub-advisor investment management fees for Frost Investment Advisors, which began operations during 2008.

Non-Banks

The net loss for the Non-Banks operating segment increased $449 thousand for 2009 compared to 2008. The increased loss was largely related to a decrease in mineral interest income. Mineral interest income is related to bonus, rental and shut-in payments and oil and gas royalties received from severed mineral interests on property owned by Main Plaza Corporation.

The net loss for the Non-Banks operating segment for 2008 decreased $7.1 million compared to 2007. During 2007, the net loss included $5.3 million in expense recognized during the first quarter of 2007 related to a prepayment penalty and the write-off of the unamortized debt issuance costs incurred in connection with the redemption of $103.1 million of 8.42% junior subordinated deferrable interest debentures. The decrease in the net loss was also partly the result of a decrease in interest expense on certain borrowings. As market interest rates decreased, the Non-Banks segment experienced a corresponding decrease in interest cost related to its variable-rate junior subordinated deferrable interest debentures issued in February 2004. Additionally, $3.1 million of variable-rate junior subordinated deferrable interest debentures were redeemed in the first quarter of 2008.

During the fourth quarter of 2008, the Non-Banks operating segment entered into an interest rate swap contract related to its variable-rate junior subordinated deferrable interest debentures issued in February 2004. The terms of the swap effectively convert the variable-rate debentures to a fixed rate for a period of five years. See Note 16 - Derivative Financial Instruments in the accompanying notes to consolidated financial statements included elsewhere in this report for additional information related to this swap.

Income Taxes

The Corporation recognized income tax expense of $53.7 million, for an effective rate of 23.1%, in 2009, compared to $89.6 million, for an effective tax rate of 30.2% in 2008 and $97.8 million, for an effective rate of 31.6%, in 2007. The effective income tax rates differed from the U.S. statutory rate of 35% during the comparable periods primarily due to the effect of tax-exempt income from loans, securities and life insurance policies. The decrease in the effective tax rate during the comparable years was primarily the result of an increase in holdings of tax-exempt municipal securities.

Sources and Uses of Funds

The following table illustrates, during the years presented, the mix of the Corporation's funding sources and the assets in which those funds are invested as a percentage of the Corporation's average total assets for the period indicated. Average assets totaled $15.7 billion in 2009 compared to $13.7 billion in 2008 and $13.0 billion in 2007.

	2009	2008	2007
Sources of Funds:			
Deposits:			
Non-interest-bearing	27.1%	26.4%	27.0%
Interest-bearing	52.0	50.5	51.3
Federal funds purchased and repurchase agreements	3.9	7.4	6.6
Long-term debt and other borrowings	3.7	2.9	3.2
Other non-interest-bearing liabilities	1.7	1.3	1.2
Equity capital	11.6	11.5	10.7
Total	100.0%	100.0%	100.0%
Uses of Funds:			
Loans	55.1%	60.7%	57.2%
Securities	27.1	24.3	25.2
Federal funds sold, resell agreements and other interest-earning assets	5.7	1.7	4.5
Other non-interest-earning assets	12.1	13.3	13.1
Total	100.0%	100.0%	100.0%

Deposits continue to be the Corporation's primary source of funding. Average deposits increased $1.2 billion, or 18.0% in 2009 compared to 2008 and $318.5 million, or 3.1% in 2008 compared to 2007. Non-interest-bearing deposits remain a significant source of funding, which has been a key factor in maintaining the Corporation's relatively low cost of funds. Non-interest-bearing deposits totaled 34.3% of total average deposits in 2009 and 2008 and 34.5% in 2007.

The Corporation primarily invests funds in loans and securities. Loans continue to be the largest component of the Corporation's mix of invested assets. Average loans increased $338.3 million, or 4.1%, in 2009 compared to 2008 and $850.1 million, or 11.4%, in 2008 compared to 2007. Average securities increased $936.0 million, or 28.1%, in 2009 compared to 2008 and $38.6 million, or 1.2% in 2008 compared to 2007. Average federal funds sold, resell agreements and other interest-earning assets increased $661.3 million in 2009 compared to 2008. The increases in average securities and average federal funds sold, resell agreements and other interest-earning assets were funded by deposit growth.

Loans

Year-end loans were as follows:

	2009	Percentage of Total	2008	2007	2006	2005
Commercial and industrial:						
Commercial	$ 3,577,758	42.7%	$ 3,950,648	$ 3,472,759	$ 3,229,570	$ 2,610,178
Leases	197,605	2.4	205,290	184,140	174,075	148,750
Asset-based	117,213	1.4	85,865	32,963	33,856	41,288
Total commercial and industrial	3,892,576	46.5	4,241,803	3,689,862	3,437,501	2,800,216
Real estate:						
Construction:						
Commercial	659,459	7.9	755,704	560,176	649,140	590,635
Consumer	30,325	0.4	55,947	61,595	114,142	87,746
Land:						
Commercial	259,200	3.1	346,591	397,319	407,055	301,907
Consumer	1,677	-	1,716	2,996	5,394	10,369
Commercial mortgages	2,327,471	27.8	2,250,442	1,982,786	1,766,469	1,409,811
1-4 family residential mortgages	66,351	0.8	79,446	98,077	125,294	95,032
Home equity and other consumer	730,079	8.7	707,974	587,721	508,574	460,941
Total real estate	4,074,562	48.7	4,197,820	3,690,670	3,576,068	2,956,441
Consumer:						
Student loans held for sale	24,201	0.3	28,889	62,861	47,335	51,189
Other	346,255	4.2	349,641	325,351	314,227	267,456
Other	52,406	0.6	53,662	29,891	27,703	27,201
Unearned discount	(22,220)	(0.3)	(27,733)	(29,273)	(29,450)	(17,448)
Total	$ 8,367,780	100.0%	$ 8,844,082	$ 7,769,362	$ 7,373,384	$ 6,085,055

Overview. Year-end total loans decreased $476.3 million, or 5.4%, during 2009 compared to 2008. The Corporation stopped originating 1-4 family residential mortgage loans in 2000, and as such, this portfolio is excluded when analyzing the growth of the loan portfolio. Student loans are similarly excluded because the Corporation primarily originated these loans for resale. Accordingly, student loans are classified as held for sale. Excluding 1-4 family residential mortgages and student loans, loans decreased $458.5 million, or 5.3%, from December 31, 2008. Year-end total loans increased $1.1 billion, or 13.8%, during 2008 compared to 2007, $396.0 million, or 5.4% during 2007 compared to 2006 and $1.3 billion, or 21.2%, during 2006 compared to 2005. During 2006, the Corporation acquired $1.1 billion in loans in connection with acquisitions. Excluding these acquired loans, total year-end loans increased $174.2 million, or 2.9%, from 2005.

The majority of the Corporation's loan portfolio is comprised of commercial and industrial loans and real estate loans. Commercial and industrial loans made up 46.5% and 48.0% of total loans at December 31, 2009 and 2008 while real estate loans made up 48.7% and 47.5% total loans at December 31, 2009 and 2008. Real estate loans include both commercial and consumer balances.

Loan Origination/Risk Management. The Corporation has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

Commercial and industrial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and prudently expand its business. Underwriting standards are designed to promote relationship banking rather than transactional banking. Once it is determined that the borrower's management possesses sound ethics and solid business acumen, the Corporation's management examines current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those of real estate loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. As detailed in the discussion of real estate loans below, the properties securing the Corporation's commercial real estate portfolio are diverse in terms of type and geographic location. This diversity helps reduce the Corporation's exposure to adverse economic events that affect any single market or industry. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. As a general rule, the Corporation avoids financing single-purpose projects unless other underwriting factors are present to help mitigate risk. The Corporation also utilizes third-party experts to provide insight and guidance about economic conditions and trends affecting market areas it serves. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. At December 31, 2009, approximately 59% of the outstanding principal balance of the Corporation's commercial real estate loans were secured by owner-occupied properties.

With respect to loans to developers and builders that are secured by non-owner occupied properties that the Corporation may originate from time to time, the Corporation generally requires the borrower to have had an existing relationship with the Corporation and have a proven record of success. Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Corporation until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

The Corporation originates consumer loans utilizing a computer-based credit scoring analysis to supplement the underwriting process. To monitor and manage consumer loan risk, policies and procedures are developed and modified, as needed, jointly by line and staff personnel. This activity, coupled with relatively small loan amounts that are spread across many individual borrowers, minimizes risk. Additionally, trend and outlook reports are reviewed by management on a regular basis. Underwriting standards for home equity loans are heavily influenced by statutory requirements, which include, but are not limited to, a maximum loan-to-value percentage of 80%, collection remedies, the number of such loans a borrower can have at one time and documentation requirements.

The Corporation maintains an independent loan review department that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to management. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Corporation's policies and procedures.

Commercial and Industrial Loans. Commercial and industrial loans decreased $349.2 million, or 8.2% from $4.2 billion at December 31, 2008 to $3.9 billion at December 31, 2009. The Corporation's commercial and industrial loans are a diverse group of loans to small, medium and large businesses. The purpose of these loans varies from supporting seasonal working capital needs to term financing of equipment. While some short-term loans may be made on an unsecured basis, most are secured by the assets being financed with collateral margins that are consistent with the Corporation's loan policy guidelines. The commercial and industrial loan portfolio also includes the commercial lease and asset-based lending portfolios as well as purchased shared national credits ("SNCs"), which are discussed in more detail below.

Industry Concentrations. As of December 31, 2009 and 2008, there were no concentrations of loans within any single industry in excess of 10% of total loans, as segregated by Standard Industrial Classification code ("SIC code"). The SIC code is a federally designed standard industrial numbering system used by the Corporation to categorize loans by the borrower's type of business. The following table summarizes the industry concentrations of the Corporation's loan portfolio, as segregated by SIC code. Industry concentrations are stated as a percentage of year-end total loans as of December 31, 2009 and 2008:

	2009	2008
Industry concentrations:		
Energy	9.9%	9.7%
Medical services	5.7	5.0
Public finance	4.1	3.5
Services	3.7	3.8
Building construction	3.2	3.9
Insurance	3.1	3.2
Manufacturing, other	2.9	3.5
Religion	2.8	2.7
General and specific trade contractors	2.6	2.9
Restaurants	2.1	2.1
Legal services	2.0	2.1
All other (35 categories in 2009 and 2008)	57.9	57.6
Total loans	100.0%	100.0%

The Corporation's largest concentration in any single industry is in energy. Year-end energy loans were as follows:

	2009	2008
Energy loans:		
Production	$ 647,177	$ 666,202
Service	113,903	135,859
Traders	25,986	5,006
Manufacturing	37,395	46,168
Refining	5,124	1,832
Total energy loans	$ 829,585	$ 855,067

Large Credit Relationships. The market areas served by the Corporation include three of the top ten most populated cities in the United States. These market areas are also home to a significant number of Fortune 500 companies. As a result, the Corporation originates and maintains large credit relationships with numerous commercial customers in the ordinary course of business. The Corporation considers large credit relationships to be those with commitments equal to or in excess of $10.0 million, excluding treasury management lines exposure, prior to any portion being sold. Large relationships also include loan participations purchased if the credit relationship with the agent is equal to or in excess of $10.0 million. In addition to the Corporation's normal policies and procedures related to the origination of large credits, the Corporation's Central Credit Committee (CCC) must approve all new and renewed credit facilities which are part of large credit relationships. The CCC meets regularly and reviews large credit relationship activity and discusses the current pipeline, among other things. The following table provides additional information on the Corporation's large credit relationships outstanding at year-end.

	2009			2008		
	Number of	Period-End Balances		Number of	Period-End Balances	
	Relationships	Committed	Outstanding	Relationships	Committed	Outstanding
Large credit relationships:						
$20.0 million and greater	120	$ 4,103,100	$ 2,049,732	132	$ 4,417,378	$ 2,252,480
$10.0 million to $19.9 million	135	1,883,661	1,192,125	153	2,139,635	1,232,404

The decrease in outstanding balances related to large credit relationships primarily resulted from a decrease in commitments and customers paying down existing lines. The average commitment per large credit relationship in excess of $20.0 million totaled $34.2 million at December 31, 2009 and $33.5 million at December 31, 2008. The average outstanding balance per large credit relationship with a commitment in excess of $20.0 million totaled $17.1 million at both December 31, 2009 and 2008. The average commitment per large credit relationship between $10.0 million and $19.9 million totaled $14.0 million at both December 31, 2009 and 2008. The average outstanding balance per large credit relationship with a commitment between $10 million and $19.9 million totaled $8.8 million at December 31, 2009 and $8.1 million at December 31, 2008.

Purchased Shared National Credits. Purchased SNCs are participations purchased from upstream financial organizations and tend to be larger in size than the Corporation's originated portfolio. The Corporation's purchased SNC portfolio totaled $463.4 million at December 31, 2009, decreasing $70.7 million, or 13.2%, from $534.1 million at December 31, 2008. At December 31, 2009, 63.0% of outstanding purchased SNCs was related to the energy industry. The remaining purchased SNCs were diversified throughout various other industries, with no other single industry exceeding 10% of the total purchased SNC portfolio. Additionally, almost all of the outstanding balance of purchased SNCs was included in the commercial and industrial portfolio, with the remainder included in the real estate categories. SNC participations are originated in the normal course of business to meet the needs of the Corporation's customers. As a matter of policy, the Corporation generally only participates in SNCs for companies headquartered in or which have significant operations within the

Corporation's market areas. In addition, the Corporation must have direct access to the company's management, an existing banking relationship or the expectation of broadening the relationship with other banking products and services within the following 12 to 24 months. SNCs are reviewed at least quarterly for credit quality and business development successes. The following table provides additional information about certain credits within the Corporation's purchased SNCs portfolio as of year-end.

	2009			2008		
	Number of	Period-End Balances		Number of	Period-End Balances	
	Relationships	Committed	Outstanding	Relationships	Committed	Outstanding
Purchased shared national credits:						
$20.0 million and greater	33	$ 774,196	$ 340,830	25	$ 629,747	$ 353,740
$10.0 million to $19.9 million	16	229,133	108,106	21	314,523	158,567

Real Estate Loans. Real estate loans totaled $4.1 billion at December 31, 2009, decreasing $123.3 million, or 2.9%, compared to $4.2 billion at December 31, 2008. Commercial real estate loans totaled $3.2 billion or 79.7% of total real estate loans, at December 31, 2009 and $3.4 billion, or 79.9% of total real estate loans, at December 31, 2008. The majority of this portfolio consists of commercial real estate mortgages, which includes both permanent and intermediate term loans. The Corporation's primary focus for the commercial real estate portfolio has been growth in loans secured by owner-occupied properties. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Consequently, these loans must undergo the analysis and underwriting process of a commercial and industrial loan, as well as that of a real estate loan.

The following tables summarize the Corporation's commercial real estate loan portfolio, as segregated by (i) the type of property securing the credit and (ii) the geographic region in which the property is located. Property type concentrations are stated as a percentage of year-end total commercial real estate loans as of December 31, 2009 and 2008:

	2009	2008
Property type:		
Office/warehouse	17.3%	17.7%
Office building	16.7	16.1
Retail	8.2	6.8
Medical offices and services	7.0	5.3
Non-farm/non-residential	6.0	5.3
Religious	5.6	5.2
1-4 family	5.1	7.2
All other	34.1	36.4
Total commercial real estate loans	100.0%	100.0%

	2009	2008
Geographic region:		
Fort Worth	27.4%	27.8%
San Antonio	22.4	20.9
Houston	21.2	21.9
Austin	9.4	9.4
Dallas	9.3	9.9
Rio Grande Valley	5.3	5.1
Corpus Christi	5.0	5.0
Total commercial real estate loans	100.0%	100.0%

Consumer Loans. The consumer loan portfolio, including all consumer real estate, totaled $1.2 billion at both December 31, 2009, and 2008. As the following table illustrates as of year-end, the consumer loan portfolio has four distinct segments, including consumer real estate, consumer non-real estate, student loans held for sale and 1-4 family residential mortgages.

	2009	2008
Construction	$ 30,325	$ 55,947
Land	1,677	1,716
Home equity loans	289,535	320,220
Home equity lines of credit	166,441	122,608
Other consumer real estate	274,103	265,146
Total consumer real estate	762,081	765,637
Consumer non-real estate	346,255	349,641
Student loans held for sale	24,201	28,889
1-4 family residential mortgages	66,351	79,446
Total consumer loans	$ 1,198,888	$ 1,223,613

Consumer real estate loans, excluding 1-4 family mortgages, decreased $3.6 million, or 0.5%, from December 31, 2008. Combined, home equity loans and lines of credit made up 59.8% and 57.8% of the consumer real estate loan total at December 31, 2009 and 2008. The Corporation offers home equity loans up to 80% of the estimated value of the personal residence of the borrower, less the value of existing mortgages and home improvement loans.

The consumer non-real estate loan portfolio primarily consists of automobile loans, unsecured revolving credit products, personal loans secured by cash and cash equivalents, and other similar types of credit facilities.

During 2008, the Corporation elected to discontinue the origination of student loans for resale, aside from previously outstanding commitments. Student loans were primarily originated for resale on the secondary market. Accordingly, these loans are considered "held for sale." Student loans are included in total loans in the consolidated balance sheet. Student loans are generally sold on a non-recourse basis after the deferment period has ended; however, from time to time, the Corporation has sold such loans prior to the end of the deferment period. The Corporation sold approximately $4.6 million of student loans during 2009 compared to $67.6 million during 2008 and $63.1 million during 2007.

The Corporation also discontinued originating 1-4 family residential mortgage loans in 2000. This portfolio will continue to decline due to the decision to withdraw from the mortgage origination business. 1-4 family residential mortgage loans increased $30.3 million during 2006 compared to 2005 as a result of loans acquired in connection with acquisitions.

Foreign Loans. The Corporation makes U.S. dollar-denominated loans and commitments to borrowers in Mexico. The outstanding balance of these loans and the unfunded amounts available under these commitments were not significant at December 31, 2009 or 2008.

Maturities and Sensitivities of Loans to Changes in Interest Rates. The following table presents the maturity distribution of the Corporation's loans, excluding 1-4 family residential real estate loans, student loans and unearned discounts, at December 31, 2009. The table also presents the portion of loans that have fixed interest rates or variable interest rates that fluctuate over the life of the loans in accordance with changes in an interest rate index such as the prime rate or LIBOR.

	Due in One Year or Less	After One, but Within Five Years	After Five Years	Total
Commercial and industrial	$ 1,946,685	$ 1,510,887	$ 435,004	$ 3,892,576
Real estate construction	313,781	250,781	125,222	689,784
Commercial real estate and land	446,562	1,069,901	1,070,208	2,586,671
Consumer and other	196,641	276,014	657,762	1,130,417
Total	$ 2,903,669	$ 3,107,583	$ 2,288,196	$ 8,299,448
Loans with fixed interest rates	$ 722,735	$ 991,653	$ 1,241,863	$ 2,956,251
Loans with floating interest rates	2,180,934	2,115,930	1,046,333	5,343,197
Total	$ 2,903,669	$ 3,107,583	$ 2,288,196	$ 8,299,448

The Corporation may renew loans at maturity when requested by a customer whose financial strength appears to support such renewal or when such renewal appears to be in the Corporation's best interest. In such instances, the Corporation generally requires payment of accrued interest and may adjust the rate of interest, require a principal reduction or modify other terms of the loan at the time of renewal. The Corporation has entered into interest rate swaps that effectively convert $800 million of loans with floating interest rates tied to the prime rate reported in the table above into fixed rate loans for a period of seven years. See Note 16 - Derivative Financial Instruments in the accompanying notes to consolidated financial statements included elsewhere in this report for additional information related to these interest rate swaps.

Non-Performing Assets and Potential Problem Loans

Non-Performing Assets. Year-end non-performing assets and accruing past due loans were as follows:

	2009	2008	2007	2006	2005
Non-accrual loans:					
Commercial and industrial	$ 78,638	$ 27,123	$ 11,445	$ 20,813	$ 25,556
Real estate	54,592	36,764	12,026	29,580	4,963
Consumer and other	13,637	1,287	972	1,811	2,660
Total non-accrual loans	146,867	65,174	24,443	52,204	33,179
Restructured loans	-	-	-	-	-
Foreclosed assets:					
Real estate	33,305	12,312	4,596	5,500	4,403
Other	7	554	810	45	1,345
Total foreclosed assets	33,312	12,866	5,406	5,545	5,748
Total non-performing assets	$ 180,179	$ 78,040	$ 29,849	$ 57,749	$ 38,927
Ratio of non-performing assets to:					
Total loans and foreclosed assets	2.14%	0.88%	0.38%	0.78%	0.64%
Total assets	1.11	0.52	0.22	0.44	0.33
Accruing past due loans:					
30 to 89 days past due	$ 90,173	$ 102,053	$ 45,290	$ 56,836	$ 32,908
90 or more days past due	23,911	19,751	14,347	10,917	7,921
Total accruing past due loans	$ 114,084	$ 121,804	$ 59,637	$ 67,753	$ 40,829
Ratio of accruing past due loans to total loans:					
30 to 89 days past due	1.08%	1.16%	0.58%	0.77%	0.54%
90 or more days past due	0.28	0.22	0.19	0.15	0.13
Total accruing past due loans	1.36%	1.38%	0.77%	0.92%	0.67%

Non-performing assets include non-accrual loans and foreclosed assets. Non-performing assets at December 31, 2009 increased $102.1 million from December 31, 2008. In general, the increasing trend in non-performing assets is reflective of the current weak economic conditions. The increase in non-accrual commercial loans was partly related to the addition of two credit relationships with an aggregate total of $31.4 million. The increase in non-accrual commercial loans also included $16.3 million in loans to certain Mexican borrowers primarily due to a deterioration in the U.S. dollar exchange rate of the Mexican peso. These loans have third party insurance covering between 80% to 90% of the outstanding balance. The increase in non-accrual real estate loans was primarily related to land development and 1-4 family residential construction credit relationships.

Non-performing assets at December 31, 2008 increased $48.2 million from December 31, 2007. The increase in non-performing assets was primarily related to land development and 1-4 family residential construction credit relationships. The increase was reflective of the deterioration of economic conditions during 2008, as well as overall growth in the loan portfolio. Non-performing assets at December 31, 2007 decreased $27.9 million from December 31, 2006. The decrease was largely related to a single credit relationship totaling $23.1 million. The properties securing this credit relationship were sold at auction during 2007. Due to the shortfall in the proceeds from the sale of the properties, the Corporation recognized charge-offs totaling $6.3 million, as further discussed in the section captioned "Allowance For Possible Loan Losses" included elsewhere in this discussion. This credit relationship was first reported as a potential problem during the third quarter of 2006 and was the primary cause of the increase in non-accrual loans reported at December 31, 2006 compared to December 31, 2005.

Generally, loans are placed on non-accrual status if principal or interest payments become 90 days past due and/or management deems the collectibility of the principal and/or interest to be in question, as well as when required by regulatory requirements. Loans to a customer whose financial condition has deteriorated are considered for non-accrual status whether or not the loan is 90 days or more past due. For consumer loans, collectibility and loss are generally determined before the loan reaches 90 days past due. Accordingly, losses on consumer loans are recorded at the time they are determined. Consumer loans that are 90 days or more past due are generally either in liquidation/payment status or bankruptcy awaiting confirmation of a plan. Once interest accruals are discontinued, accrued but uncollected interest is charged to current year operations. Subsequent receipts on non-accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Classification of a loan as non-accrual does not preclude the ultimate collection of loan principal or interest.

Restructured loans are loans on which, due to deterioration in the borrower's financial condition, the original terms have been modified in favor of the borrower or either principal or interest has been forgiven.

Foreclosed assets represent property acquired as the result of borrower defaults on loans. Foreclosed assets are recorded at estimated fair value, less estimated selling costs, at the time of foreclosure. Write-downs occurring at foreclosure are charged against the allowance for possible loan losses. On an ongoing basis, properties are appraised as required by market indications and applicable regulations. Write-downs are provided for subsequent declines in value and are included in other non-interest expense along with other expenses related to maintaining the properties.

Potential Problem Loans. Potential problem loans consist of loans that are performing in accordance with contractual terms but for which management has concerns about the ability of an obligor to continue to comply with repayment terms because of the obligor's potential operating or financial difficulties. Management monitors these loans closely and reviews their performance on a regular basis. As of December 31, 2009, the Corporation had $17.4 million in loans of this type which are not included in either of the non-accrual or 90 days past due loan categories. At December 31, 2009, potential problem loans consisted of eight credit relationships. Of the total outstanding balance at December 31, 2009, 26.0% related to a customer in the legal profession, 25.2% related to three customers in the real estate lot development/single-family residential construction industry and 20.8% related to an individual, non-commercial borrower. Weakness in these borrowers' operating performance and/or ability to repay has caused the Corporation to heighten the attention given to these credits.

Allowance For Possible Loan Losses

The allowance for possible loan losses is a reserve established through a provision for possible loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The Corporation's allowance for possible loan loss methodology is based on guidance provided in SEC Staff Accounting Bulletin No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues" and includes allowance allocations calculated in accordance with ASC Topic 310, "Receivables" and allowance allocations calculated in accordance with ASC Topic 450, "Contingencies." Accordingly, the methodology is based on historical loss experience by type of credit and internal risk grade, specific homogeneous risk pools, and specific loss allocations, with adjustments for current events and conditions. The Corporation's process for determining the appropriate level of the allowance for possible loan losses is designed to account for credit deterioration as it occurs. The provision for possible loan losses reflects loan quality trends, including the levels of and trends related to non-accrual loans, past due loans, potential problem loans, criticized loans and net charge-offs or recoveries, among other factors. The provision for possible loan losses also reflects the totality of actions taken on all loans for a particular period. In other words, the amount of the provision reflects not only the necessary increases in the allowance for possible loan losses related to newly identified criticized loans, but it also reflects actions taken related to other loans including, among other things, any necessary increases or decreases in required allowances for specific loans or loan pools.

The level of the allowance reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Corporation's control, including the performance of the Corporation's loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

The Corporation's allowance for possible loan losses consists of three elements: (i) specific valuation allowances determined in accordance with ASC Topic 310 based on probable losses on specific loans; (ii) historical valuation allowances determined in accordance with ASC Topic 450 based on historical loan loss experience for similar loans with similar characteristics and trends, adjusted, as necessary, to reflect the impact of current conditions; and (iii) general valuation allowances determined in accordance with ASC Topic 450 based on general economic conditions and other qualitative risk factors both internal and external to the Corporation.

The allowances established for probable losses on specific loans are based on a regular analysis and evaluation of classified loans. Loans are classified based on an internal credit risk grading process that evaluates, among other things: (i) the obligor's ability to repay; (ii) the underlying collateral, if any; and (iii) the economic environment and industry in which the borrower operates. This analysis is performed at the relationship manager level for all commercial loans. Loans with a calculated grade that is below a predetermined grade are adversely classified. Once a loan is classified, a special assets officer analyzes the loan to determine whether the loan is impaired and, if impaired, the need to specifically allocate a portion of the allowance for possible loan losses to the loan. Specific valuation allowances are determined by analyzing the borrower's ability to repay amounts owed, collateral deficiencies, the relative risk grade of the loan and economic conditions affecting the borrower's industry, among other things.

Historical valuation allowances are calculated based on the historical loss experience of specific types of loans and the internal risk grade of such loans at the time they were charged-off. The Corporation calculates historical loss ratios for pools of similar loans with similar characteristics based on the proportion of actual charge-offs experienced to the total population of loans in the pool. The historical loss ratios are periodically updated based on actual charge-off experience. A historical valuation allowance is established for each pool of similar loans based upon the product of the historical loss ratio and the total dollar amount of the loans in the pool. The Corporation's pools of similar loans include similarly risk-graded groups of commercial and industrial loans, commercial real estate loans, consumer loans and 1-4 family residential mortgages.

General valuation allowances are based on general economic conditions and other qualitative risk factors both internal and external to the Corporation. In general, such valuation allowances are determined by evaluating, among other things: (i) the experience, ability and effectiveness of the bank's lending management and staff; (ii) the effectiveness of the Corporation's loan policies, procedures and internal controls; (iii) changes in asset quality; (iv) changes in loan portfolio volume; (v) the composition and concentrations of credit; (vi) the impact of competition on loan structuring and pricing; (vii) the effectiveness of the internal loan review function; (viii) the impact of environmental risks on portfolio risks; and (ix) the impact of rising interest rates on portfolio risk. Management evaluates the degree of risk that each one of these components has on the quality of the loan portfolio on a quarterly basis. Each component is determined to have either a high, moderate or low degree of risk. The results are then input into a "general allocation matrix" to determine an appropriate general valuation allowance.

Included in the general valuation allowances are allocations for groups of similar loans with risk characteristics that exceed certain concentration limits established by management. Concentration risk limits have been established, among other things, for certain industry concentrations, large balance and highly leveraged credit relationships that exceed specified risk grades, and loans originated with policy exceptions that exceed specified risk grades.

Loans identified as losses by management, internal loan review and/or bank examiners are charged-off. Furthermore, consumer loan accounts are charged-off automatically based on regulatory requirements.

The table below provides an allocation of the year-end allowance for possible loan losses by loan type; however, allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories:

	2009		2008		2007		2006		2005	
	Allowance for Possible Loan Losses	Percentage of Loans in each Category to Total Loans	Allowance for Possible Loan Losses	Percentage of Loans in each Category to Total Loans	Allowance for Possible Loan Losses	Percentage of Loans in each Category to Total Loans	Allowance for Possible Loan Losses	Percentage of Loans in each Category to Total Loans	Allowance for Possible Loan Losses	Percentage of Loans in each Category to Total Loans
Commercial and industrial	$ 57,394	46.5%	$ 51,534	48.0%	$ 50,245	47.1%	$ 44,603	46.2%	$ 50,357	45.7%
Real estate	31,074	48.7	29,145	47.5	20,800	47.5	24,955	48.5	16,378	48.6
Consumer	10,681	4.4	11,490	4.2	10,721	5.0	8,238	4.9	5,303	5.2
Other	6,248	0.4	7,356	0.3	2,705	0.4	2,125	0.4	1,556	0.5
Unallocated	19,912	-	10,719	-	7,868	-	16,164	-	6,731	-
Total	$ 125,309	100%	$ 110,244	100.0%	$ 92,339	100.0%	$ 96,085	100.0%	$ 80,325	100.0%

During 2009, the reserve allocated to commercial and industrial loans and real estate loans increased compared to 2008 primarily due to an increase in the historical loss allocation factors applied to non-classified loans. The base historical loss allocation for each category of loans is the product of the volume of loans within each level of risk classification and the historical loss allocation factor for that particular level of risk classification, adjusted, as necessary to reflect the impact of current conditions. The base historical loss allocation is then adjusted upwards utilizing an environmental adjustment factor that is based upon a more qualitative analysis of risk. The historical loss allocation factors for non-classified loans determined based upon actual historical experience were adjusted upwards in 2009 given the significant increase in net charge-offs relative to historical average and the continued uncertain economic conditions. Specific valuation allowances related to commercial and industrial loans increased approximately $4.8 million in 2009 compared to 2008 while specific valuation allowances related to real estate loans decreased $461 thousand in 2009 compared to 2008. The increase in the unallocated portion of the allowance for possible loan losses during 2009 compared to 2008 is reflective of continued recessionary economic conditions which began in 2008.

During 2008, the reserve allocated to all categories of loans increased compared to 2007 primarily due to increases in the level of classified loans which impacted the level of allocations required based upon historical loss experience combined with overall growth in loans. Specific valuation allowances also increased in 2008. Specific valuation allowances related to commercial and industrial loans and real estate loans increased approximately $4.1 million and $2.0 million in 2008 compared to 2007, respectively. The increase in the reserve allocated to commercial and industrial loans due to the increase in classified loans and specific valuation allowances was mostly offset by a decrease in general valuation allowances related to large balance and highly leveraged credit relationships that exceed specified risk grades. The increase in the reserve allocated to real estate loans due to the increase in classified loans and specific valuation allowances was partly offset by a decrease in general valuation allowances previously allocated to compensate for concentration risk related to certain higher-risk categories of real estate loans. The increase in the unallocated portion of the allowance for possible loan losses during 2008 compared to 2007 is reflective of the deterioration of economic conditions during 2008.

During 2007, the reserve allocated to commercial and industrial loans increased compared to 2006 primarily due to an increase in general valuation allowances related to large balance and highly leveraged credit relationships that exceed specified risk grades and an increase in the level of classified loans which impacted the level of allocations required based upon historical loss experience. The increase from these items was partly offset by a decrease in specific valuation allowances. Specific valuation allowances related to commercial and industrial loans decreased approximately $5.5 million in 2007 compared to 2006. The decrease in the reserve allocated to real estate loans during 2007 compared to 2006 was primarily related to a decrease in specific valuation allowances of approximately $3.0 million and a decrease in general valuation allowances previously allocated to compensate for concentration risk related to certain higher-risk categories of real estate loans. The decrease in specific valuation allowances related to real estate loans was primarily due to the charge-off of a large credit relationship during 2007, as further discussed below. Specific valuation allowances related to this credit relationship totaled $2.0 million at December 31, 2006. The increase in the reserve allocated to consumer loans during 2007 compared to 2006 was primarily due to growth in the consumer loan portfolio combined with an increase in the historical loss ratio associated with consumer loans. The unallocated portion of the allowance for possible loan losses decreased during 2007 compared to 2006. During 2006, higher unallocated reserves were maintained in part due to the relative uncertainty of the credit quality of certain loans acquired in connection with an acquisition during the fourth quarter of 2006.

During 2006, the reserve allocation related to real estate loans increased compared to 2005 primarily due to growth in the real estate loan portfolio and an increase in specific valuation allowances. The overall growth in real estate loans included growth in several of the higher-risk categories of real estate loans, which resulted in higher reserve allocations to compensate for the additional concentration risk. Specific valuation allowances related to real estate loans increased approximately $2.7 million in 2006 compared to 2005. The decrease in the reserve allocation for commercial and industrial loans during 2006 compared to 2005 was primarily due to a decrease in the level of criticized commercial and industrial loans and a decrease in specific valuation allowances partly offset by growth in the commercial and industrial loan portfolio. Specific valuation allowances related to commercial and industrial loans decreased approximately $2.1 million in 2006 compared to 2005. The increase in the reserve allocation for consumer loans during 2006 compared to 2005 was primarily due to growth in the consumer loan portfolio. The overall growth in loans resulted in an increase in historical valuation allowances based on historical loan loss experience for similar loans with similar characteristics and trends. The reserves allocated for all types of loans were also impacted by an increase in the relative percentage by which the historical valuation allowances are adjusted to compensate for current qualitative risk factors. The increase in the unallocated portion of the allowance for possible loan losses during 2006 compared to 2005 was partly related to the relative uncertainty of the credit quality of certain loans acquired in connection with an acquisition during the fourth quarter of 2006.

Activity in the allowance for possible loan losses is presented in the following table.

	2009	2008	2007	2006	2005
Balance of allowance for possible loan losses at beginning of year	$ 110,244	$ 92,339	$ 96,085	$ 80,325	$ 75,810
Provision for possible loan losses	65,392	37,823	14,660	14,150	10,250
Allowance for possible loan losses acquired	-	-	-	12,720	3,186
Charge-offs:					
Commercial and industrial	(35,818)	(13,910)	(7,541)	(10,983)	(8,448)
Real estate	(11,751)	(6,855)	(9,309)	(727)	(531)
Consumer and other	(12,042)	(8,422)	(8,309)	(7,223)	(6,126)
Total charge-offs	(59,611)	(29,187)	(25,159)	(18,933)	(15,105)
Recoveries:					
Commercial and industrial	2,526	3,285	2,125	3,019	2,409
Real estate	496	1,101	331	483	351
Consumer and other	6,262	4,883	4,297	4,321	3,424
Total recoveries	9,284	9,269	6,753	7,823	6,184
Net charge-offs	(50,327)	(19,918)	(18,406)	(11,110)	(8,921)
Balance at end of year	$ 125,309	$ 110,244	$ 92,339	$ 96,085	$ 80,325
Net charge-offs as a percentage of average loans	0.58%	0.24%	0.25%	0.17%	0.16%
Allowance for possible loan losses as a percentage of year-end loans	1.50	1.25	1.19	1.30	1.32
Allowance for possible loan losses as a percentage of year-end non-accrual loans	85.32	169.15	377.77	184.06	242.10
Average loans outstanding during the year	$8,652,563	$ 8,314,265	$ 7,464,140	$ 6,523,906	$ 5,594,477
Loans outstanding at year-end	8,367,780	8,844,082	7,769,362	7,373,384	6,085,055
Non-accrual loans outstanding at year-end	146,867	65,174	24,443	52,204	33,179

As stated above, the provision for possible loan losses reflects loan quality trends, including the level of net charge-offs or recoveries, among other factors. The provision for possible loan losses increased $27.6 million in 2009 to $65.4 million compared to $37.8 million in 2008 and increased $23.2 million in 2008 compared to $14.7 million in 2007. The increase in the provision for possible loan losses during 2009 was partly due to higher levels of net charge-offs and an increase in classified loans related to the weaker economic conditions. The weak economic conditions have particularly affected the performance of many of the Corporation's land development and 1-4 family residential construction credit relationships. The increase in 2008 compared to 2007 was partly due to a provision totaling approximately $10 million for probable loan losses related to Hurricane Ike which impacted the Corporation's Houston and Galveston market areas during the third quarter of 2008. In determining the amount of the provision, the Corporation identified customers that were likely impacted by the hurricane based on their geographic location. The Corporation adjusted risk grades for loans to these customers based on estimated loan payment abilities and loss of collateral value. Furthermore, the Corporation increased the historical loss allocation factors for all lower-risk, "pass" loans to customers within the areas directly impacted by Hurricane Ike and the greater Houston/Galveston market area as a whole. The increase in the provision for possible loan losses was also partly due to an increase in classified loans and the overall growth in loans, which increased $1.1 billion, or 13.8%, during 2008 compared to 2007.

Net charge-offs during 2009 increased $30.4 million compared to 2008 while net charge-offs in 2008 increased $1.5 million compared to 2007. As a percentage of average loans, net charge-offs increased 34 basis points in 2009 compared to 2008 and decreased 1 basis point in 2008 compared to 2007. The increase in net charge-offs in 2009 is related to the deterioration of economic conditions which began in 2008. During 2007, the

Corporation recognized real estate related charge-offs totaling $6.3 million related to a single credit relationship. Excluding the effect of the charge-offs related to this credit relationship from 2007, net charge-offs for 2008 would have increased $7.8 million and 8 basis points as a percentage of average loans. This effective increase in net charge-offs is reflective of the increase in classified assets related to the deterioration of economic conditions, as well as overall growth in the loan portfolio during 2008.

The ratio of the allowance for possible loan losses to total loans increased 25 basis points from 1.25% at December 31, 2008 to 1.5% at December 31, 2009, which is reflective of the increase in classified assets and the generally weaker economic conditions. Management believes the level of the allowance for possible loan losses was adequate as of December 31, 2009. Should any of the factors considered by management in evaluating the adequacy of the allowance for possible loan losses change, the Corporation's estimate of probable loan losses could also change, which could affect the level of future provisions for possible loan losses.

Securities

Year-end securities were as follows:

	2009		2008		2007	
	Amount	Percentage of Total	Amount	Percentage of Total	Amount	Percentage of Total
Held to maturity:						
Residential mortgage-backed securities issued by U.S. government agencies and corporations	$ 5,115	0.1%	$ 5,948	0.2%	$ 7,125	0.2%
Other	1,000	-	1,000	-	1,000	-
Total	6,115	0.1	6,948	0.2	8,125	0.2
Available for sale:						
U.S. Treasury	400,255	8.2	24,999	0.7	-	-
Residential mortgage-backed securities issued by U.S. government agencies and corporations	2,577,309	52.5	2,560,871	71.6	2,845,311	83.0
States and political subdivisions	1,868,658	38.1	931,073	26.0	524,085	15.3
Other	38,035	0.8	37,586	1.1	37,616	1.1
Total	4,884,257	99.6	3,554,529	99.4	3,407,012	99.4
Trading:						
U.S. Treasury	16,126	0.3	14,489	0.4	11,913	0.4
Common stock	-	-	63	-	-	-
Total	16,126	0.3	14,552	0.4	11,913	0.4
Total securities	$ 4,906,498	100.0%	$ 3,576,029	100.0%	$ 3,427,050	100.0%

The following tables summarize the maturity distribution schedule with corresponding weighted-average yields of securities held to maturity and securities available for sale as of December 31, 2009. Weighted-average yields have been computed on a fully taxable-equivalent basis using a tax rate of 35%. Mortgage-backed securities and collateralized mortgage obligations are included in maturity categories based on their stated maturity date. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Other securities classified as available for sale include stock in the Federal Reserve Bank and the Federal Home Loan Bank, which have no maturity date. These securities have been included in the total column only.

	Within 1 Year		1-5 Years		5-10 Years		After 10 Years		Total	
	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
Held to maturity:										
Residential mortgage-backed securities issued by U.S. government agencies and corporations	$ 2	8.26%	$ 18	10.09%	$ 1,089	5.54%	$ 4,006	3.97%	$ 5,115	4.33%
Other	-	-	1,000	1.45	-	-	-	-	1,000	1.45
Total	$ 2	8.26	$ 1,018	1.60	$ 1,089	5.54	$ 4,006	3.97	$ 6,115	3.86
Available for Sale:										
U.S. Treasury	$ 199,919	0.45%	$ 200,336	0.96%	$ -	-%	$ -	-%	$ 400,255	0.71%
Residential mortgage-backed securities issued by U.S. government agencies and corporations	-	-	14	9.63	623,407	4.64	1,953,888	4.85	2,577,309	4.80
States and political subdivisions	58,521	2.83	72,703	5.78	128,088	5.57	1,609,346	7.33	1,868,658	7.00
Other	-	-	-	-	-	-	-	-	38,035	-
Total	$ 258,440	0.99	$ 273,053	2.21	$ 751,495	4.80	$ 3,563,234	5.96	$ 4,884,257	5.29

Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax. The remaining securities are classified as trading. Trading securities are held primarily for sale in the near term and are carried at their fair values, with unrealized gains and losses included immediately in other income. Management determines the appropriate classification of securities at the time of purchase. Securities with limited marketability, such as stock in the Federal Reserve Bank and the Federal Home Loan Bank, are carried at cost.

At December 31, 2009, there were no holdings of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of the Corporation's shareholders' equity.

The average taxable-equivalent yield on the securities portfolio was 5.45% in 2009 compared to 5.41% in 2008 and 5.24% in 2007. The increase in the average taxable-equivalent yield on the securities portfolio in 2009 compared to the prior years was primarily related to an increase in the relative proportion of higher-yielding tax-exempt municipal securities, which, for the most part, was related to investments in local school district general obligation bonds guaranteed by the Texas Permanent School Fund, which has a "triple-A" insurer financial strength rating. See the section captioned "Net Interest Income" included elsewhere in this discussion. The overall growth in the securities portfolio over the comparable periods was primarily funded by deposit growth.

Deposits

The table below presents the daily average balances of deposits by type and weighted-average rates paid thereon during the years presented:

	2009		2008		2007	
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Non-interest-bearing demand deposits:						
Commercial and individual	$ 3,793,195		$ 3,246,169		$ 3,224,741	
Correspondent banks	360,238		311,034		248,591	
Public funds	105,051		57,544		50,800	
Total	4,258,484		3,614,747		3,524,132	
Interest-bearing deposits:						
Private accounts:						
Savings and interest checking	2,024,867	0.15%	1,694,688	0.19%	1,401,437	0.47%
Money market accounts	4,152,225	0.60	3,492,935	1.47	3,494,704	3.08
Time accounts of $100,000 or more	841,063	1.76	755,598	3.24	773,324	4.44
Time accounts under $100,000	768,615	1.56	604,391	3.18	609,383	4.25
Public funds	374,373	0.41	368,760	1.72	409,661	3.89
Total	8,161,143	0.69	6,916,372	1.52	6,688,509	2.84
Total deposits	$12,419,627	0.45	$10,531,119	1.00	$10,212,641	1.86

Average deposits increased $1.9 billion, or 17.9% in 2009 compared to 2008 and increased $318.5 million, or 3.1% in 2008 compared to 2007. The increase in average deposits during 2009 compared to 2008 was related to growth in all categories of deposits with the most significant volume growth in money market accounts and non-interest-bearing commercial and individual accounts. The increase in average deposits during 2008 compared to 2007 was primarily related to growth in savings and interest checking accounts. The ratio of average interest-bearing deposits to total average deposits remained stable at 65.7% in 2009 and 2008 and 65.5% in 2007. The average cost of interest-bearing deposits and total deposits was 0.69% and 0.45% during 2009 compared to 1.52% and 1.00% during 2008 and 2.84% and 1.86% during 2007. The decrease in the average cost of interest-bearing deposits during the comparable periods was primarily the result of decreases in interest rates offered on deposit products due to decreases in average market interest rates. The decrease in the average cost of interest-bearing deposits during 2008 compared to 2007 was also partly related to an increase in the relative proportion of lower yielding savings and interest on checking deposits.

The following table presents the proportion of each component of average non-interest-bearing deposits to the total of such deposits during the years presented:

	2009	2008	2007
Commercial and individual	89.1%	89.8%	91.5%
Correspondent banks	8.4	8.6	7.1
Public funds	2.5	1.6	1.4
Total	100.0%	100.0%	100.0%

Average non-interest-bearing deposits increased $643.7 million, or 17.8%, in 2009 compared to 2008 while average non-interest-bearing deposits increased $90.6 million, or 2.6%, in 2008 compared to 2007. The increase in 2009 compared to 2008 was primarily due to a $547.0 million, or 16.9%, increase in average commercial and individual deposits. The increase in 2008 compared to 2007 was primarily due to a $62.4 million, or 25.1%, increase in average correspondent bank deposits and a $21.4 million, or 0.7%, increase in average commercial and individual deposits. Average commercial and individual demand deposits during 2008 and 2007 included approximately $88.5 million and $116.0 million, respectively, of deposits that were received under a contractual relationship assumed in connection with an acquisition. This contractual relationship was terminated in 2008.

The following table presents the proportion of each component of average interest-bearing deposits to the total of such deposits during the years presented:

	2009	2008	2007
Private accounts:			
Savings and interest checking	24.8%	24.5%	21.0%
Money market accounts	50.9	50.5	52.2
Time accounts of $100,000 or more	10.3	10.9	11.6
Time accounts under $100,000	9.4	8.8	9.1
Public funds	4.6	5.3	6.1
Total	100.0%	100.0%	100.0%

Total average interest-bearing deposits increased $1.2 billion, or 18.0%, in 2009 compared to 2008 and increased $227.9 million, or 3.4%, in 2008 compared to 2007. The relative mix of interest-bearing deposits did not significantly change in 2009 compared to 2008. During 2008 compared to 2007, the proportion of savings and interest checking accounts increased while the proportion of time accounts and money market deposit accounts decreased. The shift in relative proportions toward savings and interest checking accounts appears to be related to the lower interest rate environment experienced over the last two years as many customers appear to have become less inclined to invest their funds for extended periods.

Some of the Corporation's interest-bearing deposits were obtained through brokered transactions and the Corporation's participation in the Certificate of Deposit Account Registry Service (CDARS). Average brokered money market deposits totaled $98.2 million in 2009 compared to $1.7 million in 2008. Average CDARS deposits totaled $148.7 million in 2009 compared to $3.8 million in 2008. Brokered money market deposits and CDARS deposits were not significant in 2007.

Geographic Concentrations. The following table summarizes the Corporation's average total deposit portfolio, as segregated by the geographic region from which the deposit accounts were originated. Certain accounts, such as correspondent bank deposits, are recorded at the statewide level. Geographic concentrations are stated as a percentage of average total deposits during the years presented.

	2009	2008	2007
San Antonio	31.9%	32.0%	32.1%
Fort Worth	19.9	22.1	22.1
Houston	17.6	18.1	18.6
Austin	10.3	10.6	10.6
Corpus Christi	6.3	6.6	6.4
Dallas	5.8	4.2	4.2
Rio Grande Valley	3.4	3.3	3.7
Statewide	4.8	3.1	2.3
Total	100.0%	100.0%	100.0%

The Corporation experienced deposit growth in all regions during 2009 compared to 2008. The San Antonio region had the largest dollar volume increase during 2009, increasing $598.4 million, or 17.8%. The Statewide region had the largest percentage increase, increasing $268.3 million, or 81.3%, primarily due to growth in correspondent bank deposits and capital markets accounts. Average deposits for the Houston region increased $277.6 million, or 14.6%, while average deposits for the Dallas, Austin and Fort Worth regions increased $278.4 million, or 62.5%, $152.7 million, or 15.6%, and $139.5 million, or 6.0%, respectively.

The Corporation experienced deposit growth in all regions during 2008 compared to 2007 with the exception of the Rio Grande Valley and the Houston regions. Average deposits in the Rio Grande Valley region decreased $30.6 million, or 8.1%, and average deposits for the Houston region decreased $1.9 million, or 0.1%. The decrease in the Rio Grande Valley region was partly due to run-off of money market balances and certificates of deposit in connection with a competitive rate environment. The decrease in the Houston region was related to certain deposits received under a contractual relationship assumed in connection with an acquisition. The contractual relationship was terminated in 2008. Excluding these deposits, average deposits for the Houston region would have increased $25.6 million, or 1.4%. The San Antonio region had the largest dollar volume increase during 2008, increasing $90.3 million, or 2.75%. The Statewide region had the largest percentage increase, increasing $86.5 million, or 35.5%, primarily due to growth in correspondent bank deposits as banks kept higher balances to pay for services. Average deposits for the Fort Worth region increased $73.7 million, or 3.3%, while average deposits for the Corpus Christi, Austin and Dallas regions increased $42.0 million, or 6.4%, $36.9 million, or 3.4%, and $21.6 million, or 5.1%, respectively.

Foreign Deposits. Mexico has historically been considered a part of the natural trade territory of the Corporation's banking offices. Accordingly, U.S. dollar-denominated foreign deposits from sources within Mexico have traditionally been a significant source of funding. Average deposits from foreign sources, primarily Mexico, totaled $716.4 million in 2009, $686.2 million in 2008 and $699.5 million in 2007.

Short-Term Borrowings

The Corporation's primary source of short-term borrowings is federal funds purchased from correspondent banks and repurchase agreements in the natural trade territory of the Corporation, as well as from upstream banks. Federal funds purchased and repurchase agreements totaled $482.0 million, $1.1 billion and $933.1 million at December 31, 2009, 2008 and 2007. The maximum amount of these borrowings outstanding at any month-end was $686.8 million in 2009, $1.4 billion in 2008 and $945.0 million in 2007. The weighted-average interest rate on federal funds purchased and repurchase agreements was 0.05%, 0.24% and 3.69% at December 31, 2009, 2008 and 2007.

The following table presents the Corporation's average net funding position during the years indicated:

	2009		2008		2007	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Federal funds sold and resell agreements	$ 59,236	0.35%	$ 141,724	2.47%	$ 579,964	5.15%
Federal funds purchased and repurchase agreements	(610,945)	0.17	(1,008,019)	1.29	(867,152)	3.68
Net funds position	$ (551,709)		$ (866,295)		$ (287,188)	

The net funds purchased position decreased in 2009 compared to 2008 primarily due to a $233.7 million decrease in average repurchase agreements and a $163.4 million decrease in average federal funds purchased partly offset by the impact of a $78.9 million decrease in average federal funds sold and a $3.6 million decrease in average resell agreements. The net funds purchased position increased in 2008 compared to 2007 primarily due to a $437.7 million decrease in average federal funds sold and a $183.8 million increase in average federal funds purchased, partly offset by a $42.9 million decrease in average repurchase agreements. During 2009, average interest-bearing deposits totaled $829.2 million compared to $85.4 million in 2008 and $7.5 million in 2007. During the fourth quarter of 2008, the Corporation began maintaining excess liquid funds in interest-bearing deposits with the Federal Reserve rather than federal funds sold in order to capitalize on higher available yields.

Off Balance Sheet Arrangements, Commitments, Guarantees, and Contractual Obligations

The following table summarizes the Corporation's contractual obligations and other commitments to make future payments as of December 31, 2009. Payments for borrowings do not include interest. Payments related to leases are based on actual payments specified in the underlying contracts. Loan commitments and standby letters of credit are presented at contractual amounts; however, since many of these commitments are expected to expire unused or only partially used, the total amounts of these commitments do not necessarily reflect future cash requirements.

	Payments Due by Period				
	1 Year or Less	More than 1 Year but Less than 3 Years	3 Years or More but Less than 5 Years	5 Years or More	Total
Contractual obligations:					
Subordinated notes payable	$ -	$ 150,000	$ -	$ 100,000	$ 250,000
Junior subordinated deferrable interest debentures	-	-	-	136,084	136,084
Federal Home Loan Bank advances	6,517	37	8	-	6,562
Operating leases	17,828	30,013	21,612	45,409	114,862
Deposits with stated maturity dates	1,377,849	109,310	-	-	1,487,159
	1,402,194	289,360	21,620	281,493	1,994,667
Other commitments:					
Commitments to extend credit	122,926	3,267,720	630,057	420,919	4,441,622
Standby letters of credit	2,429	253,723	11,381	164	267,697
	125,355	3,521,443	641,438	421,083	4,709,319
Total contractual obligations and other commitments	$ 1,527,549	$ 3,810,803	$ 663,058	$ 702,576	$ 6,703,986

Financial Instruments with Off-Balance-Sheet Risk. In the normal course of business, the Corporation enters into various transactions, which, in accordance with accounting principles generally accepted in the United States, are not included in its consolidated balance sheets. The Corporation enters into these transactions to meet the financing needs of its customers. These transactions include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The Corporation minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures. The Corporation also holds certain assets which are not included in its consolidated balance sheets including assets held in fiduciary or custodial capacity on behalf of its trust customers and certain collateral funds resulting from acting as an agent in its securities lending program.

Commitments to Extend Credit. The Corporation enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes.

Substantially all of the Corporation's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Commitments to extend credit outstanding at December 31, 2009 are included in the table above.

Standby Letters of Credit. Standby letters of credit are written conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Corporation would be required to fund the commitment. The maximum potential amount of future payments the Corporation could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, the Corporation would be entitled to seek recovery from the customer. The Corporation's policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements. Standby letters of credit outstanding at December 31, 2009 are included in the table above.

Trust Accounts. The Corporation also holds certain assets in fiduciary or custodial capacity on behalf of its trust customers. The estimated fair value of trust assets was approximately $22.7 billion (including managed assets of $10.4 billion and custody assets of $12.3 billion) at December 31, 2009. These assets were primarily composed of fixed income securities (44.1% of trust assets), equity securities (37.8% of trust assets) and cash equivalents (11.1% of trust assets).

Securities Lending. The Corporation lends certain customer securities to creditworthy brokers on behalf of those customers. If the borrower fails to return these securities, the Corporation indemnifies its customers based on the then current net realizable fair value of the securities. The Corporation holds collateral received in securities lending transactions as an agent. Accordingly, such collateral assets are not assets of the Corporation. The Corporation requires borrowers to provide collateral equal to or in excess of 100% of the fair value of the securities borrowed. The collateral is valued daily and additional collateral is requested as necessary. The maximum future payments guaranteed by the Corporation under these contractual agreements (representing the fair value of securities lent to brokers) totaled $1.1 billion at December 31, 2009. At December 31, 2009, the Corporation held in trust liquid assets with a fair value of $1.1 billion as collateral for these agreements.

Capital and Liquidity

Capital. At December 31, 2009, shareholders' equity totaled $1.9 billion compared to $1.8 billion at December 31, 2008. In addition to net income of $179.0 million, other significant changes in shareholders' equity during 2009 included $102.1 million of dividends paid, $16.2 million in proceeds from stock option exercises and the related tax benefits of $1.5 million and $12.6 million related to stock-based compensation. Additionally, the Corporation issued/sold $7.5 million in common stock held in treasury to the Corporation's 401(k) plan. During the second quarter of 2009, the Corporation began to issue shares of the Corporation's common stock directly to the Corporation's 401(k) plan in connection with matching contributions. Additionally, the 401(k) plan began to purchase shares of the Corporation's common stock directly from the Corporation utilizing proceeds from dividends that plan participants elected to reinvest in the Corporation's common stock. Previously, the Corporation contributed the matching contributions in cash, which, along with the proceeds from dividends on the Corporation's common stock, were then utilized to purchase shares of the Corporation's common stock on the open market.

The accumulated other comprehensive income/loss component of shareholders' equity totaled a net, after-tax, unrealized gain of $154.2 million at December 31, 2009 compared to a net, after-tax, unrealized gain of $137.3 million at December 31, 2008. This fluctuation was primarily related to the after-tax effect of changes in the unrealized gain/loss on securities available for sale and the net actuarial gain/loss of the Corporation's defined benefit post-retirement benefit plans offset by the after-tax effect of a change in the accumulated net gain/loss on effective cash flow hedges during 2009. Under regulatory requirements, amounts reported as accumulated other comprehensive income/loss related to securities available for sale, defined benefit post-retirement benefit plans and effective cash flow hedges do not increase or reduce regulatory capital and are not included in the calculation of risk-based capital and leverage ratios. Regulatory agencies for banks and bank holding companies utilize capital guidelines designed to measure Tier 1 and total capital and take into consideration the risk inherent in both on-balance sheet and off-balance sheet items. See Note 11 - Regulatory Matters in the accompanying notes to consolidated financial statements included elsewhere in this report.

The Corporation paid quarterly dividends of $0.42, $0.43, $0.43 and $0.43 per common share during the first, second, third and fourth quarters of 2009, respectively, and $0.40, $0.42, $0.42 and $0.42 per common share during the first, second, third and fourth quarters of 2008, respectively. This equates to a dividend payout ratio of 57.0% in 2009 and 47.4% in 2008.

From time to time, the Corporation's board of directors has authorized stock repurchase plans. In general, stock repurchase plans allow the Corporation to proactively manage its capital position and return excess capital to shareholders. Shares purchased under such plans also provide the Corporation with shares of common stock necessary to satisfy obligations related to stock compensation awards. Under the most recent plan, which was approved on April 26, 2007, the Corporation was authorized to repurchase up to 2.5 million shares of its common stock from time to time over a two-year period in the open market or through private transactions. Under the plan, the Corporation repurchased 2.1 million shares at a total cost of $109.4 million during 2007, while the remaining 404 thousand shares approved for repurchase were repurchased during the first quarter of 2008 at a total cost of $21.9 million. Also see Part II, Item 5 - Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, included elsewhere in this report.

Liquidity. Liquidity measures the ability to meet current and future cash flow needs as they become due. The liquidity of a financial institution reflects its ability to meet loan requests, to accommodate possible outflows in deposits and to take advantage of interest rate market opportunities. The ability of a financial institution to meet its current financial obligations is a function of its balance sheet structure, its ability to liquidate assets, and its access to alternative sources of funds. The Corporation seeks to ensure its funding needs are met by maintaining a level of liquid funds through asset/liability management.

Asset liquidity is provided by liquid assets which are readily marketable or pledgeable or which will mature in the near future. Liquid assets include cash, interest-bearing deposits in banks, securities available for sale, maturities and cash flow from securities held to maturity, and federal funds sold and resell agreements.

Liability liquidity is provided by access to funding sources which include core deposits and correspondent banks in the Corporation's natural trade area that maintain accounts with and sell federal funds to Frost Bank, as well as federal funds purchased and repurchase agreements from upstream banks and deposits obtained through financial intermediaries.

Since Cullen/Frost is a holding company and does not conduct operations, its primary sources of liquidity are dividends upstreamed from Frost Bank and borrowings from outside sources. Banking regulations may limit the amount of dividends that may be paid by Frost Bank. See Note 11 - Regulatory Matters in the accompanying notes to consolidated financial statements included elsewhere in this report regarding such dividends. At December 31, 2009, Cullen/Frost had liquid assets, including cash and resell agreements, totaling $111.3 million, which included $6.0 million in cash collateral on deposit with other financial institution counterparties to interest rate swap transactions.

The liquidity position of the Corporation is continuously monitored and adjustments are made to the balance between sources and uses of funds as deemed appropriate. Management is not aware of any events that are reasonably likely to have a material adverse effect on the Corporation's liquidity, capital resources or operations. In addition, management is not aware of any regulatory recommendations regarding liquidity, which if implemented, would have a material adverse effect on the Corporation.

The Corporation's operating objectives include expansion, diversification within its markets, growth of its fee-based income, and growth internally and through acquisitions of financial institutions, branches and financial services businesses. The Corporation generally seeks merger or acquisition partners that are culturally similar and have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale and expanded services. The Corporation regularly evaluates merger and acquisition opportunities and conducts due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of the Corporation's tangible book value and net income per common share may occur in connection with any future transaction.

On January 7, 2008, the Corporation redeemed $3.1 million of floating rate junior subordinated deferrable interest debentures held of record by Alamo Trust. Concurrently, the $3.0 million of floating rate trust preferred securities issued by Alamo Trust were also redeemed. On February 15, 2007, the Corporation issued $100 million of 5.75% fixed-to-floating rate subordinated notes. The proceeds of the notes were used to partly fund the redemption of $103.1 million of 8.42% junior subordinated deferrable interest debentures, held of record by Cullen/Frost Capital Trust I. As a result of the redemption, the Corporation incurred $5.3 million in expense during 2007 related to a prepayment penalty and the write-off of the unamortized debt issuance costs. Concurrently, the $100 million of 8.42% trust preferred securities issued by Cullen/Frost Capital Trust I were also redeemed. See Note 8 - Borrowed Funds in the accompanying notes to consolidated financial statements included elsewhere in this report for additional information.

Impact of Inflation and Changing Prices

The Corporation's financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP presently requires the Corporation to measure financial position and operating results primarily in terms of historic dollars. Changes in the relative value of money due to inflation or recession are generally not considered. The primary effect of inflation on the operations of the Corporation is reflected in increased operating costs. In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not necessarily change at the same rate or in the same magnitude as the inflation rate. Interest rates are highly sensitive to many factors that are beyond the control of the Corporation, including changes in the expected rate of inflation, the influence of general and local economic conditions and the monetary and fiscal policies of the United States government, its agencies and various other governmental regulatory authorities, among other things, as further discussed in the next section.

Regulatory and Economic Policies

The Corporation's business and earnings are affected by general and local economic conditions and by the monetary and fiscal policies of the United States government, its agencies and various other governmental regulatory authorities, among other things. The Federal Reserve Board regulates the supply of money in order to influence general economic conditions. Among the instruments of monetary policy historically available to the Federal Reserve Board are (i) conducting open market operations in United States government obligations, (ii) changing the discount rate on financial institution borrowings, (iii) imposing or changing reserve requirements against financial institution deposits, and (iv) restricting certain borrowings and imposing or changing reserve requirements against certain borrowings by financial institutions and their affiliates. In addition, the Federal Reserve Board has taken a variety of extraordinary actions during the current recession that have had a material expansionary effect on the money supply. These methods are used in varying degrees and combinations to affect directly the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. For that reason alone, the policies of the Federal Reserve Board have a material effect on the earnings of the Corporation.

Governmental policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future; however, the Corporation cannot accurately predict the nature, timing or extent of any effect such policies may have on its future business and earnings.

New Authoritative Accounting Guidance

See Note 20 - New Authoritative Accounting Guidance in the accompanying notes to consolidated financial statements included elsewhere in this report for details of recently issued accounting pronouncements and their expected impact on the Corporation's financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The disclosures set forth in this item are qualified by Item 1A. Risk Factors and the section captioned "Forward-Looking Statements and Factors that Could Affect Future Results" included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, of this report, and other cautionary statements set forth elsewhere in this report.

Market risk refers to the risk of loss arising from adverse changes in interest rates, foreign currency exchange rates, commodity prices, and other relevant market rates and prices, such as equity prices. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows, and future earnings. Due to the nature of its operations, the Corporation is primarily exposed to interest rate risk and, to a lesser extent, liquidity risk.

Interest rate risk on the Corporation's balance sheets consists of reprice, option, and basis risks. Reprice risk results from differences in the maturity, or repricing, of asset and liability portfolios. Option risk arises from "embedded options" present in many financial instruments such as loan prepayment options, deposit early withdrawal options and interest rate options. These options allow customers opportunities to benefit when market interest rates change, which typically results in higher costs or lower revenue for the Corporation. Basis risk refers to the potential for changes in the underlying relationship between market rates and indices, which subsequently result in a narrowing of the profit spread on an earning asset or liability. Basis risk is also present in administered rate liabilities, such as savings accounts, negotiable order of withdrawal accounts, and money market accounts where historical pricing relationships to market rates may change due to the level or directional change in market interest rates.

The Corporation seeks to avoid fluctuations in its net interest margin and to maximize net interest income within acceptable levels of risk through periods of changing interest rates. Accordingly, the Corporation's interest rate sensitivity and liquidity are monitored on an ongoing basis by its Asset and Liability Committee ("ALCO"), which oversees market risk management and establishes risk measures, limits and policy guidelines for managing the amount of interest rate risk and its effect on net interest income and capital. A variety of measures are used to provide for a comprehensive view of the magnitude of interest rate risk, the distribution of risk, the level of risk over time and the exposure to changes in certain interest rate relationships.

The Corporation utilizes an earnings simulation model as the primary quantitative tool in measuring the amount of interest rate risk associated with changing market rates. The model quantifies the effects of various interest rate scenarios on projected net interest income and net income over the next 12 months. The model measures the impact on net interest income relative to a base case scenario of hypothetical fluctuations in interest rates over the next 12 months. These simulations incorporate assumptions regarding balance sheet growth and mix, pricing and the repricing and maturity characteristics of the existing and projected balance sheet. The impact of interest rate derivatives, such as interest rate swaps, caps and floors, is also included in the model. Other interest rate-related risks such as prepayment, basis and option risk are also considered.

The Committee continuously monitors and manages the balance between interest rate-sensitive assets and liabilities. The objective is to manage the impact of fluctuating market rates on net interest income within acceptable levels. In order to meet this objective, management may lengthen or shorten the duration of assets or liabilities or enter into derivative contracts to mitigate potential market risk.

As of December 31, 2009, the model simulations projected that 100 and 200 basis point increases in interest rates would result in positive variances in net interest income of 1.8% and 3.6%, respectively, relative to the base case over the next 12 months, while a decrease in interest rates of 25 basis points would result in a negative variance in net interest income of 0.4% relative to the base case over the next 12 months. As of December 31, 2008, the model simulations projected that 100 and 200 basis point increases in interest rates would result in positive variances in net interest income of 1.8% and 3.5% relative to the base case over the next 12 months, while a decrease in interest rates of 25 basis points would result in a negative variance in net interest income of 1.0% relative to the base case over the next 12 months. The likelihood of a decrease in interest rates beyond 25 basis points as of December 31, 2009 and 2008 was considered to be remote given prevailing interest rate levels.

The Corporation experienced significant growth in deposits in 2009 compared to 2008. The deposit growth funded a significant increase in fixed-rate securities and short-term interest-bearing deposits which are generally immediately impacted by changes in interest rates. During the fourth quarter of 2009, the Corporation also terminated portions of certain interest rate swap contracts that were designated as hedging instruments in cash flow hedges that effectively fixed the interest rates on $400 million of variable-rate loans. See Note 16 - Derivative Financial Instruments in the accompanying notes to consolidated financial statements included elsewhere in this report for additional information. The Corporation's sensitivity to increases in interest rates as of December 31, 2009 did not significantly change from December 31, 2008 as the increased sensitivity resulting from the increase in short-term interest-bearing deposits and the termination of portions of certain interest rate swap contracts on $400 million of variable-rate loans was for the most part offset by the decreased interest rate sensitivity resulting from the increase in fixed-rate securities.

As of December 31, 2009, the effect of a 200 basis point increase in interest rates on the Corporation's derivative holdings would result in a 1.4% negative variance in net interest income. The effect of a 25 basis point decrease in interest rates on the Corporation's derivative holdings would result in a 0.3% positive variance in net interest income.

The effects of hypothetical fluctuations in interest rates on the Corporation's securities classified as "trading" under ASC Topic 320, "Investments—Debt and Equity Securities" are not significant, and, as such, separate quantitative disclosure is not presented.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Ernst & Young LLP
Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
of Cullen/Frost Bankers, Inc.

We have audited the accompanying consolidated balance sheets of Cullen/Frost Bankers, Inc. (the "Corporation") as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cullen/Frost Bankers, Inc. at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cullen/Frost Bankers, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 2, 2010 expressed an unqualified opinion thereon.


Ernst + Young LLP

San Antonio, Texas
February 2, 2010

Cullen/Frost Bankers, Inc.
Consolidated Statements of Income
(Dollars in thousands, except per share amounts)

	Year Ended December 31,		
	2009	2008	2007
Interest income:			
Loans, including fees	$ 432,222	$ 504,680	$ 573,039
Securities:			
Taxable	125,084	143,360	148,467
Tax-exempt	63,362	23,684	17,050
Interest-bearing deposits	2,161	429	396
Federal funds sold and resell agreements	207	3,498	29,895
Total interest income	623,036	675,651	768,847
Interest expense:			
Deposits	56,015	104,871	190,237
Federal funds purchased and repurchase agreements	1,052	12,954	31,951
Junior subordinated deferrable interest debentures	7,231	6,972	11,283
Subordinated notes payable and other borrowings	22,059	16,829	16,639
Total interest expense	86,357	141,626	250,110
Net interest income	536,679	534,025	518,737
Provision for possible loan losses	65,392	37,823	14,660
Net interest income after provision for possible loan losses	471,287	496,202	504,077
Non-interest income:			
Trust fees	67,268	74,554	70,359
Service charges on deposit accounts	102,474	87,566	80,718
Insurance commissions and fees	33,096	32,904	30,847
Other charges, commissions and fees	27,699	35,557	32,558
Net gain (loss) on securities transactions	(1,260)	(159)	15
Other	64,429	56,900	53,734
Total non-interest income	293,706	287,322	268,231
Non-interest expense:			
Salaries and wages	230,643	225,943	209,982
Employee benefits	55,224	47,219	47,095
Net occupancy	44,188	40,464	38,824
Furniture and equipment	44,223	37,799	32,821
Deposit insurance	25,812	4,597	1,220
Intangible amortization	6,537	7,906	8,860
Other	125,611	122,717	123,644
Total non-interest expense	532,238	486,645	462,446
Income before income taxes	232,755	296,879	309,862
Income taxes	53,721	89,624	97,791
Net income	$ 179,034	$ 207,255	$ 212,071
Earnings per common share:			
Basic	$ 3.00	$ 3.51	$ 3.59
Diluted	3.00	3.50	3.57

See accompanying Notes to Consolidated Financial Statements.

Cullen/Frost Bankers, Inc.
Consolidated Balance Sheets
(Dollars in thousands, except per share amounts)

	December 31,	
	2009	2008
Assets:		
Cash and due from banks	$ 558,490	$ 656,339
Interest-bearing deposits	1,157,699	495,867
Federal funds sold and resell agreements	5,290	85,125
Total cash and cash equivalents	1,721,479	1,237,331
Securities held to maturity, at amortized cost	6,115	6,948
Securities available for sale, at estimated fair value	4,884,257	3,554,529
Trading account securities	16,126	14,552
Loans, net of unearned discounts	8,367,780	8,844,082
Less: Allowance for possible loan losses	(125,309)	(110,244)
Net loans	8,242,471	8,733,838
Premises and equipment, net	324,098	267,025
Goodwill	527,684	526,567
Other intangible assets, net	19,460	24,266
Cash surrender value of life insurance policies	125,405	121,197
Accrued interest receivable and other assets	420,943	547,889
Total assets	$ 16,288,038	$ 15,034,142
Liabilities:		
Deposits:		
Non-interest-bearing demand deposits	$ 4,645,802	$ 4,152,348
Interest-bearing deposits	8,667,508	7,356,589
Total deposits	13,313,310	11,508,937
Federal funds purchased and repurchase agreements	482,048	1,073,279
Subordinated notes payable and other borrowings	256,562	256,577
Junior subordinated deferrable interest debentures	136,084	136,084
Accrued interest payable and other liabilities	205,610	295,738
Total liabilities	14,393,614	13,270,615
Shareholders' Equity:		
Preferred stock, par value $0.01 per share; 10,000,000 shares authorized; none issued	-	-
Junior participating preferred stock, par value $0.01 per share; 250,000 shares authorized; none issued	-	-
Common stock, par value $0.01 per share; 210,000,000 shares authorized; 60,236,862 shares issued	602	602
Additional paid-in capital	600,355	589,065
Retained earnings	1,150,103	1,080,160
Accumulated other comprehensive income (loss), net of tax	154,205	137,294
Treasury stock, 198,586 shares in 2009 and 820,429 shares in 2008, at cost	(10,841)	(43,594)
Total shareholders' equity	1,894,424	1,763,527
Total liabilities and shareholders' equity	$ 16,288,038	$ 15,034,142

See accompanying Notes to Consolidated Financial Statements.

Cullen/Frost Bankers, Inc.
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Year Ended December 31,		
	2009	2008	2007
Operating Activities:			
Net income	$ 179,034	$ 207,255	$ 212,071
Adjustments to reconcile net income to net cash from operating activities:			
Provision for possible loan losses	65,392	37,823	14,660
Deferred tax expense (benefit)	(9,854)	11,421	857
Accretion of loan discounts	(13,974)	(12,207)	(13,066)
Securities premium amortization (discount accretion), net	3,108	818	(2,090)
Net (gain) loss on securities transactions	1,260	159	(15)
Depreciation and amortization	36,459	33,567	31,357
Net (gain) loss on sale of loans held for sale and other assets	2,584	(2,063)	(1,841)
Stock-based compensation	12,645	10,166	9,650
Tax benefits from stock-based compensation	815	619	187
Excess tax benefits from stock-based compensation	(681)	(7,770)	(8,413)
Earnings on life insurance policies	(4,858)	(4,966)	(4,489)
Net change in:			
Trading account securities	(1,574)	(2,639)	(2,507)
Student loans held for sale	4,829	34,701	(12,677)
Accrued interest receivable and other assets	68,162	(148,227)	(26,035)
Accrued interest payable and other liabilities	(69,418)	75,717	3,634
Net cash from operating activities	273,929	234,374	201,283
Investing Activities:			
Securities held to maturity:			
Purchases	(1,000)	-	(1,000)
Maturities, calls and principal repayments	1,832	1,173	2,965
Securities available for sale:			
Purchases	(12,389,403)	(7,650,782)	(13,592,106)
Sales	206,477	4,871,311	64,924
Maturities, calls and principal repayments	10,930,488	2,739,555	13,474,788
Net change in loans	403,865	(1,130,116)	(393,891)
Net cash paid in acquisitions	(1,205)	(586)	(2,828)
Proceeds from sales of premises and equipment	715	1,287	5,022
Purchases of premises and equipment	(78,262)	(67,470)	(26,087)
Benefits received on life insurance policies	650	-	-
Proceeds from sales of repossessed properties	6,460	6,301	6,938
Net cash from investing activities	(919,383)	(1,229,327)	(461,275)
Financing Activities:			
Net change in deposits	1,804,373	979,264	141,764
Net change in short-term borrowings	(591,231)	140,207	68,882
Proceeds from long-term borrowings	230,000	-	98,799
Principal payments on long-term borrowings	(230,015)	(7,662)	(128,313)
Proceeds from stock option exercises	16,226	37,400	23,600
Excess tax benefits from stock-based compensation	681	7,770	8,413
Purchase of treasury stock	(800)	(23,055)	(110,406)
Treasury stock sold to the 401(k) stock purchase plan	2,498	-	-
Cash dividends paid	(102,130)	(98,152)	(90,820)
Net cash from financing activities	1,129,602	1,035,772	11,919
Net change in cash and cash equivalents	484,148	40,819	(248,073)
Cash and cash equivalents at beginning of year	1,237,331	1,196,512	1,444,585
Cash and cash equivalents at end of year	$ 1,721,479	$ 1,237,331	$ 1,196,512

See accompanying Notes to Consolidated Financial Statements

Cullen/Frost Bankers, Inc.
Consolidated Statement of Changes in Shareholders' Equity
(Dollars in thousands, except per share amounts)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Tax	Treasury Stock	Total
Balance at January 1, 2007	$ 598	$ 548,117	$ 883,060	$ (54,892)	$ -	$ 1,376,883
Comprehensive income:						
Net income	-	-	212,071	-	-	212,071
Other comprehensive income, net of tax	-	-	-	47,510	-	47,510
Total comprehensive income						259,581
Stock option exercises (876,844 shares)	4	10,451	(11,960)	-	25,105	23,600
Tax benefits from stock-based compensation	-	187	-	-	-	187
Excess tax benefits from stock-based compensation	-	8,413	-	-	-	8,413
Stock-based compensation expense recognized in earnings	-	9,650	-	-	-	9,650
Non-vested stock awards (61,800 shares)	-	(3,019)	(213)	-	3,232	-
Purchase of treasury stock (2,115,658 shares)	-	-	-	-	(110,406)	(110,406)
Cash dividends ($1.54 per share)	-	-	(90,820)	-	-	(90,820)
Balance at December 31, 2007	602	573,799	992,138	(7,382)	(82,069)	1,477,088
Cumulative effect of adoption of a new accounting principle on January 1, 2008	-	-	(240)	-	-	(240)
Comprehensive income:						
Net income	-	-	207,255	-	-	207,255
Other comprehensive income, net of tax	-	-	-	144,676	-	144,676
Total comprehensive income						351,931
Stock option exercises (1,116,470 shares)	-	-	(20,841)	-	58,241	37,400
Tax benefits from stock-based compensation	-	619	-	-	-	619
Excess tax benefits from stock-based compensation	-	7,770	-	-	-	7,770
Stock-based compensation expense recognized in earnings	-	10,166	-	-	-	10,166
Non-vested stock awards (63,000 shares)	-	(3,289)	-	-	3,289	-
Purchase of treasury stock (425,167 shares)	-	-	-	-	(23,055)	(23,055)
Cash dividends ($1.66 per share)	-	-	(98,152)	-	-	(98,152)
Balance at December 31, 2008	602	589,065	1,080,160	137,294	(43,594)	1,763,527
Comprehensive income:						
Net income	-	-	179,034	-	-	179,034
Other comprehensive income, net of tax	-	-	-	16,911	-	16,911
Total comprehensive income						195,945
Stock option exercises (426,625 shares)	-	-	(6,147)	-	22,373	16,226
Tax benefits from stock-based compensation	-	815	-	-	-	815
Excess tax benefits from stock-based compensation	-	681	-	-	-	681
Stock-based compensation expense recognized in earnings	-	12,645	-	-	-	12,645
Non-vested stock awards (56,300 shares)	-	(2,851)	(176)	-	3,027	-
Purchase of treasury stock (15,777 shares)	-	-	-	-	(800)	(800)
Treasury stock issued/sold to the 401(k) stock purchase plan (154,695 shares)	-	-	(638)	-	8,153	7,515
Cash dividends ($1.71 per share)	-	-	(102,130)	-	-	(102,130)
Balance at December 31, 2009	$ 602	$ 600,355	$ 1,150,103	$ 154,205	$ (10,841)	$ 1,894,424

See accompanying Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Nature of Operations. Cullen/Frost Bankers, Inc. (Cullen/Frost) is a financial holding company and a bank holding company headquartered in San Antonio, Texas that provides, through its subsidiaries, a broad array of products and services throughout numerous Texas markets. In addition to general commercial and consumer banking, other products and services offered include trust and investment management, investment banking, insurance brokerage, leasing, asset-based lending, treasury management and item processing.

Basis of Presentation. The consolidated financial statements include the accounts of Cullen/Frost and all other entities in which Cullen/Frost has a controlling financial interest (collectively referred to as the "Corporation"). All significant intercompany balances and transactions have been eliminated in consolidation. The accounting and financial reporting policies the Corporation follows conform, in all material respects, to accounting principles generally accepted in the United States.

The Corporation determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity under accounting principles generally accepted in the United States. Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. The Corporation consolidates voting interest entities in which it has all, or at least a majority of, the voting interest. As defined in applicable accounting standards, variable interest entities (VIEs) are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in an entity is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. The Corporation's wholly owned subsidiaries, Cullen/Frost Capital Trust II and Summit Bancshares Statutory Trust I are VIEs for which the Corporation is not the primary beneficiary. Accordingly, the accounts of these entities are not included in the Corporation's consolidated financial statements.

Certain items in prior financial statements have been reclassified to conform to the current presentation. The Corporation has evaluated subsequent events for potential recognition and/or disclosure through February 2, 2010, the date these consolidated financial statements were issued. All acquisitions during the reported periods were accounted for using the purchase method. Accordingly, the operating results of the acquired companies are included with the Corporation's results of operations since their respective dates of acquisition.

Accounting Standards Codification. The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB's officially recognized source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. The allowance for possible loan losses, the fair value of stock-based compensation awards, the fair values of financial instruments and the status of contingencies are particularly subject to change.

Cash Flow Reporting. Cash and cash equivalents include cash, deposits with other financial institutions that have an initial maturity of less than 90 days when acquired by the Corporation, federal funds sold and resell agreements. Net cash flows are reported for loans, deposit transactions and short-term borrowings.

Cash paid for interest totaled $93.3 million in 2009, $157.9 million in 2008 and $244.0 million in 2007. Cash paid for income taxes totaled $82.5 million in 2009, $89.3 million in 2008 and $84.6 million in 2007. Significant non-cash transactions included transfers of loans to other real estate owned and foreclosed assets in connection with loan foreclosures of $36.1 million in 2009, $15.1 million in 2008 and $7.6 million in 2007, common stock issued to the Corporation's 401(k) plan in connection with matching contributions totaling $5.0 million during 2009, loans to facilitate the sale of other real estate owned totaling $4.7 million in 2009 and transfers of other real estate owned to premises and equipment totaling $976 thousand 2009.

Concentrations and Restrictions on Cash and Cash Equivalents. The Corporation maintains deposits with other financial institutions in amounts that exceed federal deposit insurance coverage. Furthermore, federal funds sold are essentially uncollateralized loans to other financial institutions. Management regularly evaluates the credit risk associated with the counterparties to these transactions and believes that the Corporation is not exposed to any significant credit risks on cash and cash equivalents.

The Corporation was required to have $104.6 million and $118.6 million of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at December 31, 2009 and 2008. These deposits with the Federal Reserve Bank do not earn interest.

Repurchase/Resell Agreements. The Corporation purchases certain securities under agreements to resell. The amounts advanced under these agreements represent short-term loans and are reflected as assets in the accompanying consolidated balance sheets. The securities underlying these agreements are book-entry securities. The Corporation also sells certain securities under agreements to repurchase. The agreements are treated as collateralized financing transactions and the obligations to repurchase securities sold are reflected as a liability in the accompanying consolidated balance sheets. The dollar amount of the securities underlying the agreements remain in the asset accounts.

Securities. Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them until maturity. Securities to be held for indefinite periods of time are classified as available for sale and carried at fair value, with the unrealized holding gains and losses reported as a component of other comprehensive income, net of tax. Securities held for resale in anticipation of short-term market movements are classified as trading and are carried at fair value, with changes in unrealized holding gains and losses included in income. Management determines the appropriate classification of securities at the time of purchase. Securities with limited marketability, such as stock in the Federal Reserve Bank and the Federal Home Loan Bank, are carried at cost.

Interest income includes amortization of purchase premiums and discounts. Realized gains and losses are derived from the amortized cost of the security sold. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans. Loans are reported at the principal balance outstanding net of unearned discounts. Interest income on loans is reported on the level-yield method and includes amortization of deferred loan fees and costs over the loan term. Net loan commitment fees or costs for commitment periods greater than one year are deferred and amortized into fee income or other expense on a straight-line basis over the commitment period. Income on direct financing leases is recognized on a basis that achieves a constant periodic rate of return on the outstanding investment.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans are considered impaired when, based on current information and events, it is probable the Corporation will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impairment is evaluated in total for smaller-balance loans of a similar nature and on an individual loan basis for other loans. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectibility of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Loans Acquired Through Transfer. Loans acquired through the completion of a transfer, including loans acquired in a business combination, that have evidence of deterioration of credit quality since origination and for which it is probable, at acquisition, that the Corporation will be unable to collect all contractually required payment receivable are initially recorded at fair value (as determined by the present value of expected future cash flows) with no valuation allowance. The difference between the undiscounted cash flows expected at acquisition and the investment in the loan, or the "accretable yield," is recognized as interest income on a level-yield method over the life of the loan. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the "nonaccretable difference," are not recognized as a yield adjustment or as a loss accrual or a valuation allowance. Increases in expected cash flows subsequent to the initial investment are recognized prospectively through adjustment of the yield on the loan over its remaining life. Decreases in expected cash flows are recognized as impairment. Valuation allowances on these impaired loans reflect only losses incurred after the acquisition (meaning the present value of all cash flows expected at acquisition that ultimately are not to be received).

Loans Held for Sale. Prior to the second quarter of 2008, the Corporation originated student loans primarily for sale in the secondary market. During the second quarter of 2008, the Corporation elected to discontinue the origination of student loans for resale, aside from previously outstanding commitments. Student loans are classified as held for sale and are carried at the lower of cost or fair value, determined on an aggregate basis. Student loans are generally sold on a non-recourse basis after the deferment period has ended; however, from time to time, the Corporation has sold such loans prior to the end of the deferment period. Gains or losses recognized upon the sale of loans are determined on a specific identification basis. Student loans totaled $24.2 million and $28.9 million at December 31, 2009 and 2008 and are included in total loans in the consolidated balance sheets.

Allowance for Possible Loan Losses. The allowance for possible loan losses is a reserve established through a provision for possible loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses inherent in the loan portfolio. The allowance for possible loan losses includes allowance allocations calculated in accordance with ASC Topic 310, "Receivables" and allowance allocations calculated in accordance with ASC Topic 450, "Contingencies." The level of the allowance reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio, as well as trends in the foregoing. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Corporation's control, including the performance of the Corporation's loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

The Corporation's allowance for possible loan losses consists of three elements: (i) specific valuation allowances established for probable losses on specific loans; (ii) historical valuation allowances calculated based on historical loan loss experience for similar loans with similar characteristics and trends, adjusted, as necessary, to reflect the impact of current conditions; and (iii) unallocated general valuation allowances determined based on general economic conditions and other qualitative risk factors both internal and external to the Corporation.

Premises and Equipment. Land is carried at cost. Building and improvements, and furniture and equipment are carried at cost, less accumulated depreciation, computed principally by the straight-line method based on the estimated useful lives of the related property. Leasehold improvements are generally depreciated over the lesser of the term of the respective leases or the estimated useful lives of the improvements.

Foreclosed Assets. Assets acquired through or instead of loan foreclosure are held for sale and are initially recorded at fair value less estimated selling costs when acquired, establishing a new cost basis. Costs after acquisition are generally expensed. If the fair value of the asset declines, a write-down is recorded through expense. The valuation of foreclosed assets is subjective in nature and may be adjusted in the future because of changes in economic conditions. Foreclosed assets are included in other assets in the accompanying consolidated balance sheets and totaled $33.3 million and $12.9 million at December 31, 2009 and 2008.

Goodwill. Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired. Goodwill is assigned to reporting units and tested for impairment at least annually, or on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. See Note 6 - Goodwill and Other Intangible Assets.

Intangibles and Other Long-Lived Assets. Intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. The Corporation's intangible assets relate to core deposits, non-compete agreements and customer relationships. Intangible assets with definite useful lives are amortized on an accelerated basis over their estimated life. Intangible assets with indefinite useful lives are not amortized until their lives are determined to be definite. Intangible assets, premises and equipment and other long-lived assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value. See Note 6 - Goodwill and Other Intangible Assets.

Insurance Commissions and Fees. Commission revenue is recognized as of the effective date of the insurance policy. The Corporation also receives contingent commissions from insurance companies as additional incentive for achieving specified premium volume goals and/or the loss experience of the insurance placed by the Corporation. Contingent commissions from insurance companies are recognized when determinable, which is generally when such commissions are received or when the Corporation receives data from the insurance companies that allows the reasonable estimation of these amounts. The Corporation maintains a reserve for commission adjustments based on estimated policy cancellations. This reserve was not significant at December 31, 2009 or 2008.

Stock-Based Compensation. Compensation expense for stock options, non-vested stock awards and deferred stock units is based on the fair value of the award on the measurement date, which, for the Corporation, is the date of the grant and is recognized ratably over the service period of the award. The fair value of stock options is estimated using a binomial lattice-based valuation model. The fair value of stock options granted prior to the fourth quarter of 2006 was estimated using the Black-Scholes option-pricing model. The fair value of non-vested stock awards and deferred stock units is generally the market price of the Corporation's stock on the date of grant.

Advertising Costs. Advertising costs are expensed as incurred.

Income Taxes. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities (excluding deferred tax assets and liabilities related to business combinations or components of other comprehensive income). Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income and recoverable taxes paid in prior years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized.

The Corporation files a consolidated income tax return with its subsidiaries. Federal income tax expense or benefit has been allocated to subsidiaries on a separate return basis.

Basic and Diluted Earnings Per Common Share. Effective January 1, 2009, the Corporation adopted new authoritative accounting guidance under ASC Topic 260, "Earnings Per Share," which provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The Corporation has determined that its outstanding non-vested stock awards and deferred stock units are participating securities. Accordingly, effective January 1, 2009, earnings per common share is computed using the two-class method prescribed under FASB ASC Topic 260. All previously reported earnings per common share data has been retrospectively adjusted to conform to the new computation method.

Under the two-class method, basic earnings per common share is computed by dividing net earnings allocated to common stock by the weighted-average number of common shares outstanding during the applicable period, excluding outstanding participating securities. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock compensation using the treasury stock method. A reconciliation of the weighted-average shares used in calculating basic earnings per common share and the weighted average common shares used in calculating diluted earnings per common share for the reported periods is provided in Note 10 - Shareholders' Equity and Earnings Per Common Share.

Comprehensive Income. Comprehensive income includes all changes in shareholders' equity during a period, except those resulting from transactions with shareholders. Besides net income, other components of the Corporation's comprehensive income include the after tax effect of changes in the net unrealized gain/loss on securities available for sale, changes in the net actuarial gain/loss on defined benefit post-retirement benefit plans and changes in the accumulated gain/loss on effective cash flow hedging instruments. Comprehensive income is reported in the accompanying consolidated statements of changes in shareholders' equity.

Derivative Financial Instruments. The Corporation's hedging policies permit the use of various derivative financial instruments to manage interest rate risk or to hedge specified assets and liabilities. All derivatives are recorded at fair value on the Corporation's balance sheet. Derivatives executed with the same counterparty are generally subject to master netting arrangements, however, fair value amounts recognized for derivatives and fair value amounts recognized for the right/obligation to reclaim/return cash collateral are not offset for financial reporting purposes. The Corporation may be required to recognize certain contracts and commitments as derivatives when the characteristics of those contracts and commitments meet the definition of a derivative.

To qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the derivative contract. The Corporation considers a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. If derivative instruments are designated as hedges of fair values, and such hedges are highly effective, both the change in the fair value of the hedge and the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income and are reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of hedges are reflected in earnings as they occur. Actual cash receipts and/or payments and related accruals on derivatives related to hedges are recorded as adjustments to the interest income or interest expense associated with the hedged item. During the life of the hedge, the Corporation formally assesses whether derivatives designated as hedging instruments continue to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective, the Corporation will discontinue hedge accounting prospectively. At such time, previous adjustments to the carrying value of the hedged item are reversed into current earnings and the derivative instrument is reclassified to a trading position recorded at fair value.

Fair Value Measurements. ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires certain disclosures about fair value measurements. See Note 17—Fair Value Measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Corporation's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Endorsement Split-Dollar Life Insurance Arrangements. On January 1, 2008, the Corporation changed its accounting policy and recognized a cumulative-effect adjustment to retained earnings totaling $240 thousand related to accounting for certain endorsement split-dollar life insurance arrangements in connection with the adoption of new authoritative accounting guidance under ASC Topic 715, "Compensation—Retirement Benefits." See Note 20 - New Authoritative Accounting Guidance.

Transfers of Financial Assets. Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Corporation, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies. Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Trust Assets. Assets of the Corporation's trust department, other than cash on deposit at Frost Bank, are not included in the accompanying financial statements because they are not assets of the Corporation.

Note 2 - Securities Held to Maturity and Securities Available for Sale

Year-end securities held to maturity and available for sale consisted of the following:

	2009				2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Held to Maturity:								
Residential mortgage-backed securities issued by U.S. government agencies and corporations	$ 5,115	$ 141	$ -	$ 5,256	$ 5,948	$ 60	$ 60	$ 5,948
Other	1,000	-	-	1,000	1,000	-	-	1,000
Total	$ 6,115	$ 141	$ -	$ 6,256	$ 6,948	$ 60	$ 60	$ 6,948
Securities Available for Sale:								
U. S. Treasury	$ 399,444	$ 811	$ -	$ 400,255	$ 24,927	$ 72	$ -	$ 24,999
Residential mortgage-backed securities issued by U.S. government agencies and corporations	2,491,579	89,740	4,010	2,577,309	2,495,596	65,558	283	2,560,871
States and political subdivisions	1,785,914	83,894	1,150	1,868,658	908,793	26,823	4,543	931,073
Other	38,035	-	-	38,035	37,586	-	-	37,586
Total	$ 4,714,972	$ 174,445	$ 5,160	$ 4,884,257	$ 3,466,902	$ 92,453	$ 4,826	$ 3,554,529

Securities with limited marketability, such as stock in the Federal Reserve Bank and the Federal Home Loan Bank, are carried at cost and are reported as other available for sale securities in the table above.

Securities with a carrying value totaling $1.9 billion and $2.5 billion at December 31, 2009 and 2008 were pledged to secure public funds, trust deposits, repurchase agreements and for other purposes, as required or permitted by law.

Year-end securities with unrealized losses, segregated by length of impairment, were as follows:

	Less than 12 Months		More than 12 Months		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
2009						
Available for Sale						
Residential mortgage-backed securities	$ 594,272	$ 4,010	$ -	$ -	$ 594,272	$ 4,010
States and political subdivisions	131,142	1,150	-	-	131,142	1,150
Total	$ 725,414	$ 5,160	$ -	$ -	$ 725,414	$ 5,160
2008						
Held to Maturity						
Residential mortgage-backed securities	$ 3,451	$ 58	$ 72	$ 2	$ 3,523	$ 60
Total	$ 3,451	$ 58	$ 72	$ 2	$ 3,523	$ 60
Available for Sale						
Residential mortgage-backed securities	$ 16,277	$ 270	$ 1,511	$ 13	$ 17,788	$ 283
States and political subdivisions	154,209	3,537	27,104	1,006	181,313	4,543
Total	$ 170,486	$ 3,807	$ 28,615	$ 1,019	$ 199,101	$ 4,826

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in cost.

Management has the ability and intent to hold the securities classified as held to maturity in the table above until they mature, at which time the Corporation will receive full value for the securities. Furthermore, as of December 31, 2009, management does not have the intent to sell any of the securities classified as available for sale in the table above and believes that it is more likely than not that the Corporation will not have to sell any such securities before a recovery of cost. The unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2009, management believes the impairments detailed in the table above are temporary and no impairment loss has been realized in the Corporation's consolidated income statement.

The amortized cost and estimated fair value of securities, excluding trading securities, at December 31, 2009 are presented below by contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Mortgage-backed securities and equity securities are shown separately since they are not due at a single maturity date.

	Held to Maturity		Available for Sale	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ -	$ -	$ 258,075	$ 258,440
Due after one year through five years	1,000	1,000	270,006	273,039
Due after five years through ten years	-	-	122,903	128,088
Due after ten years	-	-	1,534,374	1,609,346
Mortgage-backed securities	5,115	5,256	2,491,579	2,577,309
Equity securities	-	-	38,035	38,035
Total	$ 6,115	$ 6,256	$ 4,714,972	$ 4,884,257

Sales of securities available for sale were as follows:

	2009	2008	2007
Proceeds from sales	$ 206,477	$ 4,871,311	$ 64,924
Gross realized gains	283	5,917	15
Gross realized losses	(1,543)	(6,076)	-

Note 3 - Trading Account Securities

Year-end trading account securities, at estimated fair value, were as follows:

	2009	2008
U.S. Treasury	$ 16,126	$ 14,489
Common stock	-	63
	$ 16,126	$ 14,552

The net gain on trading account securities, which includes amounts realized from sale transactions and mark-to-market adjustments, totaled $2.0 million in 2009, $2.6 million in 2008 and $2.2 million in 2007.

Note 4 - Loans

Year-end loans consisted of the following:

	2009	2008
Commercial and industrial:		
Commercial	$ 3,577,758	$ 3,950,648
Leases	197,605	205,290
Asset-based	117,213	85,865
Total commercial and industrial	3,892,576	4,241,803
Real estate:		
Construction:		
Commercial	659,459	755,704
Consumer	30,325	55,947
Land:		
Commercial	259,200	346,591
Consumer	1,677	1,716
Commercial mortgages	2,327,471	2,250,442
1-4 family residential mortgages	66,351	79,446
Home equity and other consumer	730,079	707,974
Total real estate	4,074,562	4,197,820
Consumer:		
Student loans held for sale	24,201	28,889
Other	346,255	349,641
Other	52,406	53,662
Unearned discounts	(22,220)	(27,733)
Total loans	$ 8,367,780	$ 8,844,082

Concentrations of Credit. Most of the Corporation's lending activity occurs within the State of Texas, including the four largest metropolitan areas of Austin, Dallas/Ft. Worth, Houston and San Antonio, as well as other markets. The majority of the Corporation's loan portfolio consists of commercial and industrial and commercial real estate loans. As of December 31, 2009 and 2008, there were no concentrations of loans related to any single industry in excess of 10% of total loans.

Student loans Held for Sale. Student loans were primarily originated for resale on the secondary market. These loans, which are generally sold on a non-recourse basis, are carried at the lower of cost or market on an aggregate basis. During the second quarter of 2008, the Corporation elected to discontinue the origination of student loans for resale, aside from previously outstanding commitments.

Foreign Loans. The Corporation has U.S. dollar denominated loans and commitments to borrowers in Mexico. The outstanding balance of these loans and the unfunded amounts available under these commitments were not significant at December 31, 2009 or 2008.

Related Party Loans. In the ordinary course of business, the Corporation has granted loans to certain directors, executive officers and their affiliates (collectively referred to as "related parties") totaling $56.8 million at December 31, 2009 and $42.8 million at December 31, 2008. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other unaffiliated persons and do not involve more than normal risk of collectibility. During 2009, total principal additions were $138.1 million, total principal reductions were $117.3 million and reductions due to other changes were $6.8 million. Other changes were primarily related to changes in related-party status.

Non-Performing/Past Due Loans. Loans are placed on non-accrual status when, in management's opinion, the borrower may be unable to meet payment obligations, which typically occurs when principal or interest payments are more than 90 days past due. Non-accrual loans totaled $146.9 million at December 31, 2009 and $65.2 million at December 31, 2008. Had non-accrual loans performed in accordance with their original contract terms, the Corporation would have recognized additional interest income, net of tax, of approximately $4.0 million in 2009, $1.5 million in 2008 and $2.3 million in 2007. Accruing loans past due more than 90 days totaled $23.9 million at December 31, 2009 and $19.8 million at December 31, 2008.

Impaired Loans. Year-end impaired loans were as follows:

	2009	2008
Balance of impaired loans with no allocated allowance	$ 97,847	$ 38,095
Balance of impaired loans with an allocated allowance	37,657	20,849
Total recorded investment in impaired loans	$ 135,504	$ 58,944
Amount of the allowance allocated to impaired loans	$ 12,444	$ 8,188

The impaired loans included in the table above were primarily comprised of collateral dependent commercial and commercial real estate loans. The average recorded investment in impaired loans was $128.5 million in 2009, $34.5 million in 2008 and $30.6 million in 2007. No interest income was recognized on these loans subsequent to their classification as impaired.

Allowance for Possible Loan Losses. Activity in the allowance for possible loan losses was as follows:

	2009	2008	2007
Balance at the beginning of the year	$ 110,244	$ 92,339	$ 96,085
Provision for possible loan losses	65,392	37,823	14,660
Net charge-offs:			
Losses charged to the allowance	(59,611)	(29,187)	(25,159)
Recoveries of loans previously charged off	9,284	9,269	6,753
Net charge-offs	(50,327)	(19,918)	(18,406)
Balance at the end of the year	$ 125,309	$ 110,244	$ 92,339

Note 5 - Premises and Equipment

Year-end premises and equipment were as follows:

	2009	2008
Land	$ 93,375	$ 79,737
Buildings	195,373	172,784
Furniture and equipment	184,152	174,448
Leasehold improvements	53,202	61,027
Construction in progress	60,762	22,856
	586,864	510,852
Less accumulated depreciation and amortization	(262,766)	(243,827)
Total premises and equipment, net	$ 324,098	$ 267,025

Depreciation and amortization of premises and equipment totaled $21.7 million in 2009, $19.8 million in 2008 and $18.1 million in 2007.

Note 6 - Goodwill and Other Intangible Assets

Goodwill. Goodwill totaled $527.7 million at December 31, 2009 and $526.6 million at December 31, 2008. The increase in goodwill was related to purchase accounting adjustments related to the acquisitions of a Dallas-based insurance agency on March 1, 2009 and a San Marcos-based insurance agency on July 1, 2009.

Other Intangible Assets. Year-end other intangible assets were as follows:

	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
2009			
Core deposits	$ 35,690	$ (19,624)	$ 16,066
Customer relationships	6,473	(3,491)	2,982
Non-compete agreements	2,463	(2,051)	412
	$ 44,626	$ (25,166)	$ 19,460
2008			
Core deposits	$ 48,523	$ (27,237)	$ 21,286
Customer relationships	5,809	(3,344)	2,465
Non-compete agreements	2,051	(1,536)	515
	$ 56,383	$ (32,117)	$ 24,266

Other intangible assets are amortized on an accelerated basis over their estimated lives, which range from 5 to 10 years. Amortization expense related to intangible assets totaled $6.5 million in 2009, $7.9 million in 2008 and $8.9 million in 2007. The estimated aggregate future amortization expense for intangible assets remaining as of December 31, 2009 is as follows:

2010	$ 5,125
2011	4,299
2012	3,500
2013	2,729
2014	1,944
Thereafter	1,863
	$ 19,460

Note 7-Deposits

Year-end deposits were as follows:

	2009	2008
Non-interest-bearing demand deposits:		
Commercial and individual	$ 4,147,516	$ 3,593,390
Correspondent banks	343,622	468,632
Public funds	154,664	90,326
Total non-interest-bearing demand deposits	4,645,802	4,152,348
Interest-bearing deposits:		
Private accounts:		
Savings and interest checking	2,291,374	1,898,303
Money market accounts	4,546,365	3,543,487
Time accounts of $100,000 or more	669,397	884,214
Time accounts under $100,000	685,973	633,972
Public funds	474,399	396,613
Total interest-bearing deposits	8,667,508	7,356,589
Total deposits	$ 13,313,310	$ 11,508,937

At December 31, 2009 and 2008, interest-bearing public funds deposits included $255.7 million and $215.9 million in savings and interest checking accounts, $86.9 million and $116.1 million in money market accounts, $4.2 million and $4.1 million in time accounts under $100 thousand, and $127.6 million and $60.5 million in time accounts of $100 thousand or more, respectively.

Some of the Corporation's interest-bearing deposits were obtained through brokered transactions and the Corporation's participation in the Certificate of Deposit Account Registry Service (CDARS). Brokered money market deposits totaled $97.1 million at December 31, 2009 and $49.5 million at December 31, 2008. CDARS deposits totaled $115.6 million at December 31, 2009 and $13.3 million at December 31, 2008. Deposits from foreign sources, primarily Mexico, totaled $747.7 million at December 31, 2009 and $653.4 million at December 31, 2008. Deposits from certain directors, executive officers and their affiliates totaled $78.8 million and $56.2 million at December 31, 2009 and 2008.

Scheduled maturities of time deposits, including both private and public funds, at December 31, 2009 were as follows:

2010	$ 1,377,849
2011	109,310
	$ 1,487,159

Scheduled maturities of time deposits in amounts of $100,000 or more, including both private and public funds, at December 31, 2009, were as follows:

Due within 3 months or less	$ 358,758
Due after 3 months and within 6 months	167,999
Due after 6 months and within 12 months	208,728
Due after 12 months	61,511
	$ 796,996

Note 8 - Borrowed Funds

Federal Home Loan Bank Advances. Federal Home Loan Bank (FHLB) advances totaled $6.6 million at both December 31, 2009 and 2008. The advances mature at varying dates through 2013 and had a weighted-average rate of 6.50% and 6.49% at December 31, 2009 and 2008. The advances are collateralized by a blanket floating lien on all first mortgage loans, certain pledged securities, the FHLB capital stock owned by the Corporation and any funds on deposit with the FHLB.

Scheduled minimum future principal payments on Federal Home Loan Bank advances at December 31, 2009 were as follows:

2010	$ 6,517
2011	19
2012	18
2013	8
	$ 6,562

In January 2009, the Corporation borrowed an aggregate of $230 million in three separate variable-rate (three-month LIBOR plus a margin of 0.36% adjusted quarterly) Federal Home Loan Bank (FHLB) advances (one $30 million advance and two $100 million advances). Although principal payments on each of the advances were not due until maturity in January 2019, the Corporation elected to repay the advances in full in October 2009. In connection with the early repayment, the Corporation incurred a prepayment penalty totaling $1.4 million. Concurrent with the advances, the Corporation entered into three separate interest rate swap transactions that effectively fixed the interest rates on the advances at a weighted-average rate of 2.85%. Upon repayment of the advances, the Corporation also terminated the interest rate swaps and recognized a $17.7 million gain representing the fair value of the interest rate swaps on the termination date. See Note 16 - Derivative Financial Instruments for additional information related to the interest rate swaps.

Federal Funds Purchased and Securities Sold Under Agreements to Repurchase. Federal funds purchased are short-term borrowings that typically mature within one to ninety days. Federal funds purchased totaled $30.7 million and $396.8 million at December 31, 2009 and 2008. Securities sold under agreements to repurchase are secured short-term borrowings that typically mature within thirty to ninety days. Securities sold under agreements to repurchase are stated at the amount of cash received in connection with the transaction. The Corporation may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase totaled $451.4 million and $676.5 million at December 31, 2009 and 2008.

Subordinated Notes Payable. In February 2007, the Corporation issued $100 million of 5.75% fixed-to-floating rate subordinated notes due February 15, 2017. The notes, which qualify as Tier 2 capital for Cullen/Frost, bear interest at the rate of 5.75% per annum, payable semi-annually on each February 15 and August 15, commencing on August 15, 2007 until February 15, 2012. From and including February 15, 2012, to but excluding the maturity date or date of earlier redemption, the notes will bear interest at a rate per annum equal to three-month LIBOR for the related interest period plus 0.53%, payable quarterly on each February 15, May 15, August 15 and November 15, commencing May 15, 2012. The notes are subordinated in right of payment to all our senior indebtedness and effectively subordinated to all existing and future debt and all other liabilities of our subsidiaries. The notes cannot be accelerated except in the event of bankruptcy or the occurrence of certain other events of bankruptcy, insolvency or reorganization. The notes mature on February 15, 2017. The Corporation may elect to redeem the notes (subject to regulatory approval), in whole or in part, on any interest payment date on or after February 15, 2012 at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest. Unamortized debt issuance costs related to these notes, which are included in other assets, totaled $850 thousand and $970 thousand at December 31, 2009 and 2008. Proceeds from sale of the notes were used to fund a portion of the redemption of certain junior subordinated deferrable interest debentures as further discussed below.

In August 2001, Frost Bank issued $150 million of subordinated notes that mature in 2011 and bear interest at 6.875%, per annum, which is payable semi-annually. A portion of the notes, which are not redeemable prior to maturity, qualifies as Tier 2 capital for both Frost Bank and Cullen/Frost. Proceeds from the sale of the notes were used for general corporate purposes. Unamortized debt issuance costs related to these notes, which are included in other assets, totaled $214 thousand and $350 thousand at December 31, 2009 and 2008.

Junior Subordinated Deferrable Interest Debentures. At December 31, 2009 and 2008, the Corporation had $136.1 million of junior subordinated deferrable interest debentures issued to two wholly owned Delaware statutory business trusts, Cullen/Frost Capital Trust II ("Trust II") and Summit Bancshares Statutory Trust I ("Summit Trust"). Unamortized debt issuance costs related to Trust II, which are included in other assets, totaled $1.4 million at both December 31, 2009 and 2008. The trusts are considered variable interest entities for which the Corporation is not the primary beneficiary. Accordingly, the accounts of the trusts are not included in the Corporation's consolidated financial statements. See Note 1 - Summary of Significant Accounting Policies for additional information about the Corporation's consolidation policy. Details of the Corporation's transactions with the currently active capital trusts are presented below.

In February 2004, Trust II issued $120 million of floating rate (three-month LIBOR plus a margin of 1.55%) trust preferred securities, which represent beneficial interests in the assets of the trust. The trust preferred securities will mature on March 1, 2034 and are redeemable with the approval of the Federal Reserve Board in whole or in part at the option of the Corporation at any time after March 1, 2009 and in whole at any time upon the occurrence of certain events affecting their tax or regulatory capital treatment. Distributions on the trust preferred securities are payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year. Trust II also issued $3.7 million of common equity securities to Cullen/Frost. The proceeds of the offering of the trust preferred securities and common equity securities were used to purchase $123.7 million of floating rate (three-month LIBOR plus a margin of 1.55%, which was equal to 1.81% and 4.36% at December 31, 2009 and 2008) junior subordinated deferrable interest debentures issued by the Corporation, which have terms substantially similar to the trust preferred securities.

Summit Trust is a Delaware statutory trust formed in 2004 for the purpose of issuing $12.0 million in trust preferred securities. Summit Trust was acquired by Cullen/Frost through the acquisition of Summit Bancshares on December 8, 2006. The trust preferred securities will mature on July 7, 2034 and are redeemable with the approval of the Federal Reserve Board in whole or in part at the option of the Corporation at any time after July 7, 2009 and in whole at any time upon the occurrence of certain events affecting their tax or regulatory capital treatment. Distributions on the trust preferred securities are payable quarterly in arrears on January 7, April 7, July 7 and October 7 of each year. Summit Trust also issued $372 thousand of common equity securities to Summit. The proceeds of the offering of the trust preferred securities and common equity securities were used to purchase $12.4 million of floating rate (three-month LIBOR plus a margin of 2.65%, which was equal to 2.93% and 7.47% at December 31, 2009 and 2008) junior subordinated deferrable interest debentures issued by Summit, which have terms substantially similar to the trust preferred securities.

The Corporation has the right to defer payments of interest on the debentures at any time or from time to time for a period of up to twenty consecutive quarterly periods with respect to each deferral period. Under the terms of the debentures, in the event that under certain circumstances there is an event of default under the debentures or the Corporation has elected to defer interest on the debentures, the Corporation may not, with certain exceptions, declare or pay any dividends or distributions on its capital stock or purchase or acquire any of its capital stock.

Payments of distributions on the trust preferred securities and payments on redemption of the trust preferred securities are guaranteed by the Corporation on a limited basis. The Corporation also entered into or assumed agreements with the trusts as to expenses and liabilities pursuant to which the Corporation has agreed, on a subordinated basis, to pay any costs, expenses or liabilities of each trust other than those arising under the trust preferred securities. The obligations of the Corporation under the junior subordinated debentures, the related indentures, the trust agreements establishing the trusts, the guarantees and the agreements as to expenses and liabilities, in the aggregate, constitute a full and unconditional guarantee by the Corporation of each trust's obligations under the trust preferred securities.

Despite the fact that the accounts of the capital trusts are not included in the Corporation's consolidated financial statements, the trust preferred securities issued by these subsidiary trusts are included in the Tier 1 capital of Cullen/Frost for regulatory capital purposes. Federal Reserve Board rules limit the aggregate amount of restricted core capital elements (which includes trust preferred securities, among other things) that may be included in the Tier 1 capital of most bank holding companies to 25% of all core capital elements, including restricted core capital elements, net of goodwill less any associated deferred tax liability. Large, internationally active bank holding companies (as defined) are subject to a 15% limitation. Amounts of restricted core capital elements in excess of these limits generally may be included in Tier 2 capital. The current quantitative limits do not preclude the Corporation from including the $132 million in trust preferred securities outstanding in Tier 1 capital.

On January 7, 2008, the Corporation redeemed $3.1 million of floating rate (three-month LIBOR plus a margin of 3.30%) junior subordinated deferrable interest debentures, due January 7, 2033, held of record by Alamo Corporation of Texas Trust I ("Alamo Trust"). Concurrently, the $3.0 million of floating rate (three-month LIBOR plus a margin of 3.30%) trust preferred securities issued by Alamo Trust were also redeemed. On February 21, 2007, the Corporation redeemed $103.1 million of 8.42% junior subordinated deferrable interest debentures, Series A due February 1, 2027, held of record by Cullen/Frost Capital Trust I. As a result of the redemption, the Corporation incurred $5.3 million in expense during the first quarter of 2007 related to a prepayment penalty and the write-off of the unamortized debt issuance costs. Concurrently, $100 million of 8.42% trust preferred securities issued by Cullen/Frost Capital Trust I ("Trust I") were also redeemed.

Note 9 - Off-Balance-Sheet Arrangements, Commitments, Guarantees and Contingencies

Financial Instruments with Off-Balance-Sheet Risk. In the normal course of business, the Corporation enters into various transactions, which, in accordance with generally accepted accounting principles, are not included in its consolidated balance sheets. The Corporation enters into these transactions to meet the financing needs of its customers. These transactions include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The Corporation minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures.

The Corporation enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Corporation's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Commitments to extend credit totaled $4.4 billion and $4.8 billion at December 31, 2009 and 2008.

Standby letters of credit are written conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Corporation would be required to fund the commitment. The maximum potential amount of future payments the Corporation could be required to make is represented by the contractual amount of the commitment. If the commitment were funded, the Corporation would be entitled to seek recovery from the customer. The Corporation's policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements. Standby letters of credit totaled $267.7 million and $288.4 million at December 31, 2009 and 2008.

The Corporation considers the fees collected in connection with the issuance of standby letters of credit to be representative of the fair value of its obligation undertaken in issuing the guarantee. In accordance with applicable accounting standards related to guarantees, the Corporation defers fees collected in connection with the issuance of standby letters of credit. The fees are then recognized in income proportionately over the life of the standby letter of credit agreement. The Corporation had deferred standby letter of credit fees totaling $1.5 million and $1.4 million at December 31, 2009 and 2008, which represent the fair value of the Corporation's potential obligations under the standby letter of credit guarantees.

Credit Card Guarantees. The Corporation guarantees the credit card debt of certain customers to the merchant bank that issues the cards. At December 31, 2009 and 2008, the guarantees totaled $13.0 million and $15.9 million, of which amounts, $4.8 million and $5.2 million were fully collateralized.

Securities Lending. The Corporation lends certain customer securities to creditworthy brokers on behalf of those customers. If the borrower fails to return these securities, the Corporation indemnifies its customers based on the then current net realizable fair value of the securities. The Corporation holds collateral received in securities lending transactions as an agent. Accordingly, such collateral assets are not assets of the Corporation. The Corporation requires borrowers to provide collateral equal to or in excess of 100% of the fair value of the securities borrowed. The collateral is valued daily and additional collateral is requested as necessary. The maximum future payments guaranteed by the Corporation under these contractual agreements (representing the fair value of securities lent to brokers) totaled $1.1 billion at December 31, 2009. At December 31, 2009, the Corporation held in trust liquid assets with a fair value of $1.1 billion as collateral for these agreements.

Lease Commitments. The Corporation leases certain office facilities and office equipment under operating leases. Rent expense for all operating leases totaled $20.6 million in 2009, $18.5 million in 2008 and $18.2 million in 2007. Future minimum lease payments due under non-cancelable operating leases at December 31, 2009 were as follows:

2010	$ 17,828
2011	16,237
2012	13,776
2013	12,739
2014	8,873
Thereafter	45,409
	$ 114,862

It is expected that certain leases will be renewed, or equipment replaced with new leased equipment, as these leases expire. Aggregate future minimum rentals to be received under non-cancelable subleases greater than one year at December 31, 2009, were $133 thousand.

The Corporation leases a branch facility from a partnership interest of a director. Payments related to this lease totaled $827 thousand in 2009, $816 thousand in 2008 and $812 thousand in 2007. The terms of the lease are substantially the same as those offered for comparable transactions with non-related parties at the time the lease transaction was consummated.

Change in Control Agreements. The Corporation has change-in-control agreements with certain executive officers. Under these agreements, each covered person could receive, upon the effectiveness of a change-in-control, two to three times (depending on the person) his or her base compensation plus the target bonus established for the year, and any unpaid base salary and pro rata target bonus for the year in which the termination occurs, including vacation pay. Additionally, the executive's insurance benefits will continue for two to three full years after the termination and all long-term incentive awards will immediately vest.

Litigation. The Corporation is subject to various claims and legal actions that have arisen in the normal course of conducting business. Management does not expect the ultimate disposition of these matters to have a material adverse impact on the Corporation's financial statements.

Note 10 - Shareholders' Equity and Earnings Per Common Share

Earnings Per Common Share. The following table presents a reconciliation of the number of shares used in the calculation of basic and diluted earnings per common share.

	2009	2008	2007
Distributed earnings allocated to common stock	$ 101,718	$ 97,760	$ 90,458
Undistributed earnings allocated to common stock	76,594	108,671	120,777
Net earnings allocated to common stock	$ 178,312	$ 206,431	$ 211,235
Weighted-average shares outstanding for basic earnings per common share	59,456,393	58,845,451	58,951,683
Dilutive effect of compensation	57,415	324,127	644,837
Weighted-average shares outstanding for diluted earnings per common share	59,513,808	59,169,578	59,596,520

Stock Repurchase Plans. From time to time, the Corporation's board of directors has authorized stock repurchase plans. In general, stock repurchase plans allow the Corporation to proactively manage its capital position and return excess capital to shareholders. Shares purchased under such plans also provide the Corporation with shares of common stock necessary to satisfy obligations related to stock compensation awards. Under the most recent plan, which was approved on April 26, 2007, the Corporation was authorized to repurchase up to 2.5 million shares of its common stock from time to time over a two-year period in the open market or through private transactions. Under the plan, the Corporation repurchased 2.1 million shares at a total cost of $109.4 million during 2007, while the remaining 404 thousand shares approved for repurchase were repurchased during the first quarter of 2008 at a total cost of $21.9 million.

Note 11 - Regulatory Matters

Regulatory Capital Requirements. Banks and bank holding companies are subject to various regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted quarterly average assets (as defined).

Cullen/Frost's and Frost Bank's Tier 1 capital consists of shareholders' equity excluding unrealized gains and losses on securities available for sale, the accumulated gain or loss on effective cash flow hedging derivatives, the net actuarial gain/loss on the Corporation's defined benefit post-retirement benefit plans, goodwill and other intangible assets. Tier 1 capital for Cullen/Frost also includes $132 million of trust preferred securities issued by unconsolidated subsidiary trusts (see Note 8 - Borrowed Funds). Cullen/Frost's and Frost Bank's total capital is comprised of Tier 1 capital for each entity plus $30 million of the Corporation's aggregate $150 million of 6.875% subordinated notes payable (of which the permissible portion decreases 20% per year during the final five years of the term of the notes) and a permissible portion of the allowance for possible loan losses. The Corporation's aggregate $100 million of 5.75% fixed-to-floating rate subordinated notes are not included in Tier 1 capital but are included in total capital of Cullen/Frost.

The Tier 1 and total capital ratios are calculated by dividing the respective capital amounts by risk-weighted assets. Risk-weighted assets are calculated based on regulatory requirements and include total assets, excluding goodwill and other intangible assets, allocated by risk weight category, and certain off-balance-sheet items (primarily loan commitments). The leverage ratio is calculated by dividing Tier 1 capital by adjusted quarterly average total assets, which exclude goodwill and other intangible assets.

Year-end actual and required capital ratios for Cullen/Frost and Frost Bank were as follows:

	Actual		Minimum Required for Capital Adequacy Purposes		Required to be Well Capitalized Under Prompt Corrective Action Regulations	
	Capital Amount	Ratio	Capital Amount	Ratio	Capital Amount	Ratio
2009						
Total Capital to Risk-Weighted Assets						
Cullen/Frost	$ 1,590,391	14.19%	$ 896,896	8.00%	N/A	N/A
Frost Bank	1,474,190	13.16	896,242	8.00	$ 1,120,302	10.00%
Tier 1 Capital to Risk-Weighted Assets						
Cullen/Frost	1,335,082	11.91	448,448	4.00	N/A	N/A
Frost Bank	1,318,881	11.77	448,121	4.00	672,181	6.00
Leverage Ratio						
Cullen/Frost	1,335,082	8.50	628,007	4.00	N/A	N/A
Frost Bank	1,318,881	8.41	627,437	4.00	784,296	5.00
2008						
Total Capital to Risk-Weighted Assets						
Cullen/Frost	$ 1,489,046	12.58%	$ 946,579	8.00%	N/A	N/A
Frost Bank	1,392,351	11.78	945,853	8.00	$ 1,182,316	10.00%
Tier 1 Capital to Risk-Weighted Assets						
Cullen/Frost	1,218,802	10.30	473,289	4.00	N/A	N/A
Frost Bank	1,222,107	10.34	472,926	4.00	709,389	6.00
Leverage Ratio						
Cullen/Frost	1,218,802	8.80	554,281	4.00	N/A	N/A
Frost Bank	1,222,107	8.83	553,796	4.00	692,245	5.00

Cullen/Frost believes that, as of December 31, 2009, its bank subsidiary, Frost Bank, was "well capitalized" based on the ratios presented above.

Cullen/Frost is subject to the regulatory capital requirements administered by the Federal Reserve, while Frost Bank is subject to the regulatory capital requirements administered by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. Regulatory authorities can initiate certain mandatory actions if Cullen/Frost or Frost Bank fail to meet the minimum capital requirements, which could have a direct material effect on the Corporation's financial statements. Management believes, as of December 31, 2009, that Cullen/Frost and Frost Bank met all capital adequacy requirements to which they are subject.

Dividend Restrictions. In the ordinary course of business, Cullen/Frost is dependent upon dividends from Frost Bank to provide funds for the payment of dividends to shareholders and to provide for other cash requirements. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of Frost Bank to fall below specified minimum levels. Approval is also required if dividends declared exceed the net profits for that year combined with the retained net profits for the preceding two years. At December 31, 2009, Frost Bank could pay aggregate dividends of up to $284.6 million to Cullen/Frost without prior regulatory approval.

Note 12 - Employee Benefit Plans

Retirement Plans

Profit Sharing Plans. The profit-sharing plan is a defined contribution retirement plan that covers employees who have completed at least one year of service and are age 21 or older. All contributions to the plan are made at the discretion of the Corporation based upon the fiscal year profitability. Contributions are allocated to eligible participants pro rata, based upon compensation, age and other factors. Plan participants self-direct the investment of allocated contributions by choosing from a menu of investment options. Account assets are subject to withdrawal restrictions and participants vest in their accounts after three years of service. The Corporation also maintains a separate non-qualified profit sharing plan for certain employees whose participation in the qualified profit sharing plan is limited. The plan offers such employees an alternative means of receiving comparable benefits. Expense related to these plans totaled $12.1 million in 2009, $10.4 million in 2008 and $11.5 million in 2007.

Retirement Plan and Restoration Plan. The Corporation maintains a non-contributory defined benefit plan (the "Retirement Plan") that was frozen as of December 31, 2001. The plan provides pension and death benefits to substantially all employees who were at least 21 years of age and had completed at least one year of service prior to December 31, 2001. Defined benefits are provided based on an employee's final average compensation and years of service at the time the plan was frozen and age at retirement. The freezing of the plan provides that future salary increases will not be considered. The Corporation's funding policy is to contribute yearly, at least the amount necessary to satisfy the funding standards of the Employee Retirement Income Security Act ("ERISA"). In the ordinary course of business, Frost Bank acts as agent for the plan in securities lending transactions in which the plan lends certain of its securities to third parties.

The Corporation's Restoration of Retirement Income Plan (the "Restoration Plan") provides benefits for eligible employees that are in excess of the limits under Section 415 of the Internal Revenue Code of 1986, as amended, that apply to the Retirement Plan. The Restoration Plan is designed to comply with the requirements of ERISA. The entire cost of the plan, which was also frozen as of December 31, 2001, is supported by contributions from the Corporation.

The Corporation uses a December 31 measurement date for its defined benefit plans. Combined activity in the Corporation's defined benefit pension plans was as follows:

	2009	2008	2007
Change in benefit obligation:			
Benefit obligation at beginning of year	$ 120,730	$ 121,268	$ 129,863
Interest cost	7,973	7,742	7,476
Actuarial (gain) loss	8,512	(3,814)	(11,842)
Benefits paid	(4,759)	(4,466)	(4,229)
Benefit obligation at end of year	132,456	120,730	121,268
Change in plan assets:			
Fair value of plan assets at beginning of year	106,489	102,465	91,736
Actual return on plan assets	25,795	(27,239)	10,475
Employer contributions	519	35,729	4,483
Benefits paid	(4,759)	(4,466)	(4,229)
Fair value of plan assets at end of year	128,044	106,489	102,465
Funded status of the plan at end of year and accrued benefit (asset) liability recognized	$ 4,412	$ 14,241	$ 18,803
Accumulated benefit obligation at end of year	$ 131,863	$ 119,865	$ 121,268

Certain disaggregated information related to the Corporation's defined benefit pension plans as of year-end was as follows:

	Retirement Plan		Restoration Plan	
	2009	2008	2009	2008
Projected benefit obligation	$ 117,608	$ 106,891	$ 14,848	$ 13,839
Accumulated benefit obligation	117,608	106,891	14,255	12,974
Fair value of plan assets	128,044	106,489	-	-
Funded status of the plan at end of year and accrued benefit (asset) liability recognized	(10,436)	402	14,848	13,839

The components of the combined net periodic benefit cost for the Corporation's defined benefit pension plans were as follows:

	2009	2008	2007
Expected return on plan assets, net of expenses	$ (9,125)	$ (9,240)	$ (8,187)
Interest cost on projected benefit obligation	7,972	7,742	7,476
Net amortization and deferral	4,231	1,229	2,655
Net periodic benefit cost	$ 3,078	$ (269)	$ 1,944

Amounts related to the Corporation's defined benefit pension plans recognized as a component of other comprehensive income were as follows:

	2009	2008	2007
Net actuarial gain (loss)	$ 12,388	$ (31,436)	$ 16,785
Deferred tax (expense) benefit	(4,335)	11,003	(5,875)
Other comprehensive income (loss), net of tax	$ 8,053	$ (20,433)	$ 10,910

Amounts recognized as a component of accumulated other comprehensive loss as of year-end that have not been recognized as a component of the combined net period benefit cost of the Corporation's defined benefit pension plans are presented in the following table. The Corporation expects to recognize approximately $2.9 million of the net actuarial loss reported in the following table as of December 31, 2009 as a component of net periodic benefit cost during 2010.

	2009	2008
Net actuarial loss	$ (43,122)	$ (55,510)
Deferred tax benefit	15,093	19,428
Amounts included in accumulated other comprehensive loss, net of tax	$ (28,029)	$ (36,082)

The weighted-average assumptions used to determine the benefit obligations as of the end of the years indicated and the net periodic benefit cost for the years indicated are presented in the table below. Because the plans were frozen, increases in compensation are not considered after 2001.

	2009	2008	2007
Benefit obligations:			
Discount rate	5.95%	6.75%	6.50%
Net periodic benefit cost:			
Discount rate	6.75%	6.50%	5.85%
Expected return on plan assets	8.75	8.75	8.75

Management uses an asset allocation optimization model to analyze the potential risks and rewards associated with various asset allocation strategies on a quarterly basis. As of December 31, 2009, management's investment objective for the Corporation's defined benefit plans is to achieve long-term growth. This strategy provides for a target asset allocation of approximately 62% invested in equity securities, approximately 35% invested in fixed income debt securities with any remainder invested in cash or short-term cash equivalents. At December 31, 2009, the actual asset allocation had a larger-proportion of cash and cash equivalents than is provided under the strategy as management was awaiting investment opportunities. The actual asset allocation is expected to align more closely with the aforementioned target asset allocation as these funds are invested. The modeling process calculates, with a 90% confidence ratio, the potential risk associated with a given asset allocation and helps achieve adequate diversification of investment assets. The plan assets are reviewed annually to determine if the obligations can be met with the current investment mix and funding strategy.

The major categories of assets in the Corporation's Retirement Plan as of year-end is presented in the following table. Assets are segregated by the level of the valuation inputs within the fair value hierarchy established by ASC Topic 820 utilized to measure fair value (see Note 17 - Fair Value Measurements). The Corporation's Restoration Plan is unfunded.

	2009	2008
Level 1:		
U.S. Treasury securities	$ 6,299	$ 9,755
Corporate bonds and notes	15,358	3,359
Common stocks	39,496	14,807
Cash and cash equivalents	8,596	35,657
Level 2:		
Mutual funds	58,295	41,825
U.S. government agency securities	-	1,086
Total fair value of plan assets	$ 128,044	$ 106,489

U.S. Treasury securities consist of longer-term notes with varying maturity dates. Corporate bonds and notes include investment-grade bonds and notes of U.S. companies from diversified industries. Investments in common stocks primarily include U.S. companies with large market capitalizations. Common stock investments are diversified amongst various industries with no industry representing more than 10% of the Plan's total investment. Mutual funds include various equity, fixed-income and blended funds with varying investment strategies. Approximately 70% of mutual fund investments consist of equity investments. The investment objective of equity funds is long-term capital appreciation with current income. The remaining mutual fund investments consist of U.S. fixed-income securities, including investment-grade U.S. Treasury securities, U.S. government agency securities and mortgage-backed securities, corporate bonds and notes and collateralized mortgage obligations. The investment objective of fixed-income funds is to maximize investment return while preserving investment principal. U.S. government agency securities at December 31, 2008 include obligations of Fannie Mae.

The asset allocation optimization model is used to estimate the expected long-term rate of return for a given asset allocation strategy. Expectations of returns for each asset class are based on comprehensive reviews of historical data and economic/financial market theory. During periods with volatile interest rates and equity security prices, the model may call for changes in the allocation of plan investments to achieve desired returns. Management assumed a long-term rate of return of 8.75% in the determination of the net periodic benefit cost for 2009. The expected long-term rate of return on assets was selected from within the reasonable range of rates determined by historical real returns, net of inflation, for the asset classes covered by the plan's investment policy and projections of inflation over the long-term period during which benefits are payable to plan participants.

The Corporation's investment strategies prohibit selling assets short and the use of derivatives. Additionally, the Corporation's defined benefit plans do not directly invest in real estate, commodities, or private investments. The plans may lend certain plan securities to creditworthy brokers. The brokers must provide collateral equal to or in excess of 102% of the fair value of the securities borrowed.

As of December 31, 2009, expected future benefit payments related to the Corporation's defined benefit plans were as follows:

2010	$ 5,906
2011	8,440
2012	6,919
2013	7,370
2014	7,702
2015 through 2019	44,575
	$ 80,912

The Corporation expects to contribute $887 thousand to the defined benefit plans during 2010.

Supplemental Executive Retirement Plan. The Corporation maintains a supplemental executive retirement plan ("SERP") for one active key executive. The plan provides for target retirement benefits, as a percentage of pay, beginning at age 55. The target percentage is 45 percent of pay at age 55, increasing to 60 percent at age 60 and later. Benefits under the SERP are reduced, dollar-for-dollar, by benefits received under the profit sharing, non-qualified profit sharing, defined benefit retirement and restoration plans, described above, and any social security benefits.

Post-Retirement Healthcare Benefits. The Corporation provides post-retirement healthcare benefits to certain former employees. The related unfunded benefit obligations, net periodic benefit cost and the Corporation's share of benefits paid under the plan were not significant during any of the reported periods.

Savings Plans

401(k) Plan and Thrift Incentive Plan. The Corporation maintains a 401(k) stock purchase plan that permits each participant to make before- or after-tax contributions in an amount not less than 2% and not exceeding 20% of eligible compensation and subject to dollar limits from Internal Revenue Service regulations. The Corporation matches 100% of the employee's contributions to the plan based on the amount of each participant's contributions up to a maximum of 6% of eligible compensation. Eligible employees must complete 90 days of service in order to enroll and vest in the Corporation's matching contributions immediately. Expense related to the plan totaled $9.8 million in 2009, $9.2 million in 2008 and $8.7 million in 2007. The Corporation's matching contribution is initially invested in Cullen/Frost common stock. However, employees may immediately reallocate the Corporation's matching portion, as well as invest their individual contribution, to any of a variety of investment alternatives offered under the 401(k) Plan.

The Corporation maintains a thrift incentive stock purchase plan to offer certain employees whose participation in the 401(k) plan is limited an alternative means of receiving comparable benefits. Expense related to this plan was not significant during 2009, 2008 and 2007.

Stock Compensation Plans

The Corporation has two active executive stock plans (the 2001 Stock Plan and the 2005 Omnibus Incentive Plan) and two active outside director stock plans (the 1997 Director Stock Plan and the 2007 Outside Directors

Incentive Plan). The executive stock plans were established to help the Corporation retain and motivate key employees, while the outside director stock plans were established as a means to compensate outside directors for their service to the Corporation. All of the plans have been approved by the Corporation's shareholders. The Compensation and Benefits Committee ("Committee") of the Corporation's Board of Directors has sole authority to select the employees, establish the awards to be issued, and approve the terms and conditions of each award contract under the executive stock plans.

During 2005, the 2005 Omnibus Incentive Plan ("2005 Plan") was established to replace all other previously approved executive stock plans and the remaining shares authorized for grant under the 2001 Stock Plan were cancelled. Under the 2005 Plan, the Corporation may grant, among other things, nonqualified stock options, incentive stock options, stock awards, stock appreciation rights, or any combination thereof to certain employees.

During 2007, the 2007 Outside Directors Incentive Plan (the "2007 Directors Plan") was established to replace the 1997 Director Stock Plan (the "1997 Directors Plan"). The 2007 Directors Plan allows the Corporation to grant nonqualified stock options, stock awards and stock award units to outside directors. Subject to the terms of the plan, stock options, stock awards and/or stock award units may be awarded in such number, and upon such terms, and at any time and from time to time as determined by the Committee.

Options awarded under the 2005 Plan during the periods presented have a ten-year life and vest in equal annual installments over a four-year period. Options awarded prior to October 2005 under the 2005 and 2001 Plans and outstanding as of December 31, 2009 have a six-year life with a three-year-cliff vesting period. Options awarded under the 2007 and 1997 Directors Plans during the periods presented have a six-year life with immediate vesting. Options awarded prior to 2001 under the 1997 Directors Plan and outstanding as of December 31, 2009 have a ten-year life with immediate vesting. Non-vested stock awards are generally awarded with a four-year-cliff vesting period.

Each award from all plans is evidenced by an award agreement that specifies the option price, the duration of the option, the number of shares to which the option pertains, and such other provisions as the Committee determines. The option price for each grant is at least equal to the fair market value of a share of Cullen/Frost's common stock on the date of grant. Options granted expire at such time as the Committee determines at the date of grant and in no event does the exercise period exceed a maximum of ten years. Upon a change-in-control of Cullen/Frost, as defined in the plans, all outstanding options immediately vest.

A combined summary of activity in the Corporation's active stock plans is presented in the following table.

		Non-Vested Stock Awards Outstanding		Stock Options Outstanding	
	Shares Available for Grant	Number of Shares	Weighted-Average Grant-Date Fair Value	Number of Shares	Weighted-Average Exercise Price
Balance, January 1, 2007	2,386,025	235,800	$ 47.72	4,545,195	$ 41.19
Shares authorized - 2007 Directors Plan	500,000	-	-	-	-
Granted	(990,900)	61,800	48.85	929,100	48.96
Stock options exercised	-	-	-	(876,844)	26.91
Stock awards vested	-	(64,500)	38.12	-	-
Forfeited	71,175	-	-	(71,175)	48.32
Canceled/expired	(70,150)	-	-	-	-
Balance, December 31, 2007	1,896,150	233,100	50.68	4,526,276	45.44
Granted	(963,350)	63,000	52.44	894,900	52.44
Stock options exercised	-	-	-	(1,116,470)	33.50
Stock awards vested	-	(67,100)	47.29	-	-
Forfeited	32,656	-	-	(32,656)	51.93
Canceled/expired	(1,631)	-	-	-	-
Balance, December 31, 2008	963,825	229,000	52.16	4,272,050	49.98
Shares authorized - 2005 Plan	3,310,725	-	-	-	-
Granted	(849,818)	56,300	50.64	786,280	50.64
Stock options exercised	-	-	-	(426,625)	38.03
Stock awards vested	-	(52,100)	50.01	-	-
Forfeited	24,250	-	-	(24,250)	52.71
Canceled/expired	(3,475)	-	-	(7,000)	52.09
Balance, December 31, 2009	3,445,507	233,200	52.27	4,600,455	51.18

Of the 3,445,507 shares available for grant included in the above table as of December 31, 2009, a total of 152,012 shares may be granted as full value awards, meaning awards other than in the form of stock options or stock appreciation rights, and which are settled by the issuance of shares.

The Corporation awarded non-employee directors a total of 7,238 deferred stock units in 2009 and 5,450 deferred stock units in 2008. As of December 31, 2009 and 2008, 12,688 and 5,450 deferred stock units were outstanding. Upon retirement from the Corporation's board of directors, non-employee directors will receive one share of the Corporation's common stock for each deferred stock unit held. The deferred stock units were fully vested upon being awarded and will receive equivalent dividend payments as such dividends are declared on the Corporation's common stock. The Corporation recognized stock-compensation expense totaling $330 thousand and $300 thousand related to the award of deferred stock units during 2009 and 2008. The expense was based upon the market price of the Corporation's stock on the date of the awards.

Other information regarding options outstanding and exercisable as of December 31, 2009 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Number of Shares	Weighted-Average Exercise Price
$ 30.01 - 35.00	38,500	$ 30.56	0.66	38,500	$ 30.56
35.01 - 40.00	-	-	-	-	-
40.01 - 45.00	26,500	43.10	0.59	26,500	43.10
45.01 - 50.00	1,375,725	48.29	5.26	937,975	48.02
50.01 - 55.00	2,386,205	51.16	8.16	931,100	50.68
55.01 - 60.00	773,525	57.69	6.71	585,675	57.68
Total	4,600,455	51.18	6.95	2,519,750	50.93

Proceeds from stock option exercises totaled $16.2 million in 2009, $37.4 million in 2008 and $23.6 million in 2007. Shares issued in connection with stock option exercises are issued from available treasury shares. If no treasury shares are available, new shares are issued from available authorized shares. During 2009 and 2008, all shares issued in connection with stock option exercises and non-vested stock awards were issued from available treasury stock. During 2007, 397,718 shares issued in connection with stock option exercises were new shares issued from available authorized shares, while 479,126 shares were issued from available treasury stock.

The total intrinsic value of outstanding in-the-money stock options and outstanding in-the-money exercisable stock options was $3.3 million and $2.8 million at December 31, 2009. The total intrinsic value of stock options exercised was $4.9 million in 2009, $24.7 million in 2008 and $22.1 million in 2007. The total fair value of share awards vested was $2.6 million in 2009, $3.7 million in 2008 and $3.3 million in 2007.

Stock-based Compensation Expense. Stock-based compensation expense totaled $12.6 million in 2009, $10.2 million in 2008 and $9.7 million in 2007. Stock-based compensation expense is recognized ratably over the requisite service period for all awards. The total income tax benefit recognized in the accompanying consolidated statements of income related to stock-based compensation was $4.4 million in 2009, $3.6 million in 2008 and $3.4 million in 2007. Unrecognized stock-based compensation expense related to stock options totaled $24.7 million at December 31, 2009. At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 2.3 years. Unrecognized stock-based compensation expense related to non-vested stock awards was $7.0 million at December 31, 2009. At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 2.3 years.

Valuation of Stock-Based Compensation. The fair value of the Corporation's employee stock options granted is estimated on the measurement date, which, for the Corporation, is the date of grant. The fair value of stock options is estimated using a binomial lattice-based valuation model that takes into account employee exercise patterns based on changes in the Corporation's stock price and other variables, and allows for the use of dynamic assumptions about interest rates and expected volatility. The fair value of stock options granted prior to the fourth quarter of 2006 was estimated using the Black-Scholes option-pricing model. The fair value of non-vested stock awards and deferred stock units is generally the market price of the Corporation's stock on the date of grant.

The weighted-average fair value of stock options granted during 2009, 2008 and 2007 estimated using a binomial lattice-based valuation model, was $14.43, $12.42 and $10.10. The assumptions used to determine the fair value of options granted are detailed in the table below.

	2009	2008	2007
Risk-free interest rate	0.08% to 5.21%	1.08% to 6.02%	3.70% to 5.24%
Weighted-average risk-free interest rate	3.50%	3.93%	4.53%
Dividend yield	2.74%	2.60%	2.51%
Expected market price volatility	31.16% to 52.70%	28.42% to 38.43%	17.68% to 26.22%
Weighted-average expected market price volatility	39.25%	30.87%	24.61%
Expected term	5.7 to 6.8 Years	5.3 to 6.9 Years	5.2 to 6.9 Years
Weighted-average expected term	6.3 Years	6.1 Years	5.6 Years

Expected volatility is based on the short-term historical volatility (estimated over the most recent two years) and the long-term historical volatility (estimated over a period at least equal to the contractual term of the options) of the Corporation's stock, and other factors. A variance targeting methodology is utilized to estimate the convergence, or mean reversion, from short-term to long-term volatility within the model. In estimating the fair value of stock options under the binomial lattice-based valuation model, separate groups of employees that have similar historical exercise behavior are considered separately. The expected term of options granted is derived using a regression model and represents the period of time that options granted are expected to be outstanding. The range of expected term results from certain groups of employees exhibiting different behavior.

The fair value of non-vested stock awards for the purposes of recognizing stock-based compensation expense is the market price of the stock on the measurement date, which, for the Corporation, is the date of the award.

Note 13 - Other Non-Interest Income and Expense

Other non-interest income and expense totals are presented in the following tables. Components of these totals exceeding 1% of the aggregate of total net interest income and total non-interest income for any of the years presented are stated separately.

	2009	2008	2007
Other non-interest income:			
Check card income	$ 18,536	$ 17,106	$ 15,050
Gain on termination of interest rate swap	17,722	-	-
Other	28,171	39,794	38,684
Total	$ 64,429	$ 56,900	$ 53,734
Other non-interest expense:			
Legal and other professional fees	$ 19,858	$ 19,099	$ 17,744
Advertising, promotions and public relations	15,327	15,277	13,694
Other	90,426	88,341	92,206
Total	$ 125,611	$ 122,717	$ 123,644

Note 14 - Income Taxes

Income tax expense was as follows:

	2009	2008	2007
Current income tax expense	$ 63,575	$ 78,203	$ 96,934
Deferred income tax expense (benefit)	(9,854)	11,421	857
Income tax expense	$ 53,721	$ 89,624	$ 97,791

Reported income tax expense differed from the amounts computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes as follows:

	2009	2008	2007
Income tax expense computed at the statutory rate	$ 81,464	$ 103,908	$ 108,452
Effect of tax-exempt interest	(26,673)	(13,210)	(10,040)
Bank owned life insurance income	(1,694)	(1,738)	(1,571)
Other	624	664	950
Income tax expense, as reported	$ 53,721	$ 89,624	$ 97,791

Year-end deferred taxes were as follows:

	2009	2008
Deferred tax assets:		
Allowance for possible loan losses	$ 43,858	$ 38,413
Net actuarial loss on defined benefit post-retirement benefit plans	14,959	19,219
Stock-based compensation	11,378	8,235
Gain on sale of assets	2,614	2,709
Non-accrual loans	1,406	629
Building modification reserve	1,268	1,268
Non-compete agreements	1,259	1,286
Other	1,722	2,745
Total gross deferred tax assets	78,464	74,504
Deferred tax liabilities:		
Net unrealized gain on securities available for sale and effective cash flow hedging derivatives	(97,992)	(93,147)
Intangible assets	(9,332)	(10,549)
Defined benefit post-retirement benefit plans	(13,311)	(14,198)
Premises and equipment	(9,904)	(8,225)
Leases	(5,032)	(5,031)
Deferred loan origination costs	(976)	(1,895)
Prepaid expenses	(1,270)	(1,216)
Other	(1,163)	(1,508)
Total gross deferred tax liabilities	(138,980)	(135,769)
Net deferred tax asset (liability)	$ (60,516)	$ (61,265)

No valuation allowance for deferred tax assets was recorded at December 31, 2009 and 2008 as management believes it is more likely than not that all of the deferred tax assets will be realized because they were supported by recoverable taxes paid in prior years.

The Corporation files income tax returns in the U.S. federal jurisdiction. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2006.

Note 15 - Other Comprehensive Income

Total comprehensive income is reported in the accompanying statements of changes in shareholders' equity. Information related to net other comprehensive income (loss) is as follows:

	2009	2008	2007
Other comprehensive income:			
Securities available for sale:			
Change in net unrealized gain/loss during the period	$ 80,397	$ 108,415	$ 21,569
Reclassification adjustment for (gains) losses included in income	1,260	159	(15)
Change in the net actuarial gain/loss on defined benefit post-retirement benefit plans	12,173	(31,682)	16,968
Change in accumulated gain/loss on effective cash flow hedging derivatives	(67,814)	145,686	34,571
	26,016	222,578	73,093
Deferred tax expense	9,105	77,902	25,583
Net other comprehensive income	$ 16,911	$ 144,676	$ 47,510

The components of accumulated other comprehensive income, net of tax, as of year-end were as follows:

	2009	2008
Net actuarial loss on defined benefit post-retirement benefit plans	$ (27,780)	$ (35,693)
Net unrealized gain on securities available for sale	110,035	56,958
Accumulated gain on effective cash flow hedging derivatives	71,950	116,029
	$154,205	$137,294

Note 16 - Derivative Financial Instruments

The fair value of derivative positions outstanding is included in accrued interest receivable and other assets and accrued interest payable and other liabilities in the accompanying consolidated balance sheets and in the net change in each of these financial statement line items in the accompanying consolidated statements of cash flows.

Interest Rate Derivatives. The Corporation utilizes interest rate swaps, caps and floors to mitigate exposure to interest rate risk and to facilitate the needs of its customers. The Corporation's objectives for utilizing these derivative instruments is described below:

The Corporation has entered into certain interest rate swap contracts that are matched to specific fixed-rate commercial loans or leases that the Corporation has entered into with its customers. These contracts have been designated as hedging instruments to hedge the risk of changes in the fair value of the underlying commercial loan/lease due to changes in interest rates. The related contracts are structured so that the notional amounts reduce over time to generally match the expected amortization of the underlying loan/lease.

During 2007, the Corporation entered into three interest rate swap contracts on variable-rate loans with a total notional amount of $1.2 billion. The interest rate swap contracts were designated as hedging instruments in cash flow hedges with the objective of protecting the overall cash flows from the Corporation's monthly interest receipts on a rolling portfolio of $1.2 billion of variable-rate loans outstanding throughout the 84-month period beginning in October 2007 and ending in October 2014 from the risk of variability of those cash flows such that the yield on the underlying loans would remain constant. As further discussed below, during November 2009, the Corporation settled portions of two of the interest rate swap contracts having a total notional amount of $400.0 million and concurrently terminated the hedge related to the interest cash flows on a rolling portfolio of

$400.0 million of variable rate loans. Under the remaining hedge relationship, the desired constant yield is 7.559% in the case of the first contract (underlying loan pool totaling $350.0 million carrying an interest rate equal to Prime), 8.059% in the case of the second contract (underlying loan pool totaling $130.0 million carrying an interest rate equal to Prime plus a margin of 50 basis points) and 8.559% in the case of the third contract (underlying loan pool totaling $320.0 million carrying an interest rate equal to Prime plus a margin of 100 basis points). Under the swaps, the Corporation will receive a fixed interest rate of 7.559% and pay a variable interest rate equal to the daily Federal Reserve Statistical Release H-15 Prime Rate ("Prime"), with monthly settlements.

As stated above, during November 2009, the Corporation settled portions of two of the interest rate swap contracts having a total notional amount of $400.0 million and concurrently terminated the hedge related to the interest cash flows on a rolling portfolio of $400.0 million of variable rate loans. As of the date of termination, the accumulated after-tax gain applicable to the settled portion of the two interest rate contracts included in accumulated other comprehensive income totaled $29.0 million. This amount will be reclassified into earnings during future periods when the formerly hedged transactions impact future earnings.

In conjunction with entering into the aforementioned interest rate swap contracts on variable-rate loans during 2007, the Corporation terminated three interest rate floor contracts, which had a total notional amount of $1.3 billion. These interest rate floor contracts were designated as hedging instruments in cash flow hedges with the objective of protecting the overall cash flows from the Corporation's monthly interest receipts (over a 36-month period) on a rolling portfolio of $1.3 billion of variable-rate loans from the risk of a decrease in those cash flows to a level such that the yield on the underlying loans would be less than a range of 6.00% to 7.00%, depending upon the applicable floor contract. These floor contracts would have otherwise expired on December 15, 2008. As of the date of termination, the accumulated after-tax loss applicable to these floor contracts included in accumulated other comprehensive income totaled $740 thousand. This amount was subsequently reclassified into earnings during the periods when the formerly hedged transactions impacted earnings.

During 2008, the Corporation entered into an interest rate swap contract on junior subordinated deferrable interest debentures with a total notional amount of $120.0 million. The interest rate swap contract was designated as a hedging instrument in a cash flow hedge with the objective of protecting the quarterly interest payments on the Corporation's $120.0 million of junior subordinated deferrable interest debentures issued to Cullen/Frost Capital Trust II throughout the five-year period beginning in December 2008 and ending in December 2013 from the risk of variability of those payments resulting from changes in the three-month LIBOR interest rate. Under the swap, the Corporation will pay a fixed interest rate of 5.47% and receive a variable interest rate of three-month LIBOR plus a margin of 1.55% on a total notional amount of $120.0 million, with quarterly settlements.

In January 2009, the Corporation entered into three interest rate swap contracts on FHLB advances with a total notional amount of $230.0 million. The interest rate swap contracts were designated as hedging instruments in cash flow hedges with the objective of protecting the forty quarterly interest payments on each of the Corporation's variable-rate (three-month LIBOR plus a margin of 0.36%) FHLB advances which, in the aggregate, totaled $230 million throughout the forty quarterly periods beginning in January 2009 and ending in January 2019 from the risk of variability of those payments resulting from changes in the three-month LIBOR interest rate. Under the swaps, the Corporation would pay a weighted-average fixed interest rate of 2.85% and would receive a variable interest rate of three-month LIBOR plus a margin of 0.36% on a total notional amount of $230.0 million, with quarterly settlements. During October 2009, the Corporation elected to repay the $230 million of FHLB advances associated with the interest rate swaps (See Note 8 - Borrowed Funds). Upon repayment of the advances, the Corporation also terminated the interest rate swaps and recognized a $17.7 million gain representing the fair value of the interest rate swaps on the termination date.

The Corporation has entered into certain interest rate swap, cap and floor contracts that are not designated as hedging instruments. These derivative contracts relate to transactions in which the Corporation enters into an interest rate swap, cap and/or floor with a customer while at the same time entering into an offsetting interest rate swap, cap and/or floor with another financial institution. In connection with each swap transaction, the Corporation agrees to pay interest to the customer on a notional amount at a variable interest rate and receive interest from the customer on a similar notional amount at a fixed interest rate. At the same time, the Corporation agrees to pay another financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. The transaction allows the Corporation's customer to effectively convert a variable rate loan to a fixed rate. Because the Corporation acts as an intermediary for its customer, changes in the fair value of the underlying derivative contracts for the most part offset each other and do not significantly impact the Corporation's results of operations except in certain situations where there is a significant deterioration in the customer's credit worthiness.

The notional amounts and estimated fair values of interest rate derivative contracts outstanding at December 31, 2009 and 2008 are presented in the following table. The Corporation obtains dealer quotations to value its interest rate derivative contracts designated as hedges of cash flows, while the fair values of other interest rate derivative contracts are estimated utilizing internal valuation models with observable market data inputs.

	December 31, 2009		December 31, 2008	
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Interest rate derivatives designated as hedges of fair value:				
Commercial loan/lease interest rate swaps	$ 134,808	$ (9,453)	$ 157,835	$ (15,777)
Interest rate derivatives designated as hedges of cash flows:				
Interest rate swaps on variable-rate loans	800,000	74,214	1,200,000	191,087
Interest rate swap on junior subordinated deferrable interest debentures	120,000	(6,943)	120,000	(10,316)
Non-hedging interest rate derivatives:				
Commercial loan/lease interest rate swaps	555,334	32,608	587,540	61,248
Commercial loan/lease interest rate swaps	555,334	(32,786)	587,540	(61,248)
Commercial loan/lease interest rate caps	22,792	1,086	4,236	1
Commercial loan/lease interest rate caps	22,792	(1,086)	4,236	(1)
Commercial loan/lease interest rate floors	2,792	40	4,236	95
Commercial loan/lease interest rate floors	2,792	(40)	4,236	(95)

The weighted-average rates paid and received for interest rate swaps outstanding at December 31, 2009 were as follows:

	Weighted-Average	
	Interest Rate Paid	Interest Rate Received
Interest rate swaps:		
Fair value hedge commercial loan/lease interest rate swaps	4.85%	0.24%
Cash flow hedge interest rate swaps on variable-rate loans	3.25	7.56
Cash flow hedge interest rate swaps on junior subordinated deferrable interest debentures	5.47	1.81
Non-hedging interest rate swaps	1.66	5.21
Non-hedging interest rate swaps	5.21	1.66

The weighted-average strike rates for interest rate caps and floors outstanding at December 31, 2009 were as follows:

Non-hedging commercial loan/lease interest rate caps	3.15%
Non-hedging commercial loan/lease interest rate floors	3.29

Commodity Derivatives. The Corporation enters into commodity swaps and option contracts that are not designated as hedging instruments primarily to accommodate the business needs of its customers. Upon the origination of a commodity swap or option contract with a customer, the Corporation simultaneously enters into an offsetting contract with a third party to mitigate the exposure to fluctuations in commodity prices.

The notional amounts and estimated fair values of commodity derivative positions outstanding are presented in the following table. The Corporation obtains dealer quotations to value its commodity derivative positions.

		December 31, 2009		December 31, 2008	
	Notional Units	**Notional Amount**	**Estimated Fair Value**	**Notional Amount**	**Estimated Fair Value**
Non-hedging commodity swaps:					
Oil	Barrels	71	$ 1,482	153	$ 2,268
Oil	Barrels	71	(1,468)	153	(2,230)
Natural gas	MMBTUs	-	-	1,640	1,642
Natural gas	MMBTUs	-	-	1,640	(1,590)
Non-hedging commodity options:					
Oil	Barrels	1,726	11,581	1,184	23,295
Oil	Barrels	1,726	(11,581)	1,184	(23,268)
Natural gas	MMBTUs	6,970	4,151	4,300	2,656
Natural gas	MMBTUs	6,970	(4,151)	4,300	(2,656)

Foreign Currency Derivatives. The Corporation enters into foreign currency forward contracts that are not designated as hedging instruments primarily to accommodate the business needs of its customers. Upon the origination of a foreign currency forward contract with a customer, the Corporation simultaneously enters into an offsetting contract with a third party to negate the exposure to fluctuations in foreign currency exchange rates. The Corporation also utilizes foreign currency forward contracts that are not designated as hedging instruments to mitigate the economic effect of fluctuations in foreign currency exchange rates on certain short-term, non-U.S. dollar denominated loans. The notional amounts and fair values of open foreign currency forward contracts were not significant at December 31, 2009 and 2008.

Gains, Losses and Derivative Cash Flows. For fair value hedges, the changes in the fair value of both the derivative hedging instrument and the hedged item are included in other non-interest income or other non-interest expense. The extent that such changes in fair value do not offset represents hedge ineffectiveness. Net cash flows from interest rate swaps on commercial loans/leases designated as hedging instruments in effective hedges of fair value are included in interest income on loans. For cash flow hedges, the effective portion of the gain or loss due to changes in the fair value of the derivative hedging instrument is included in other comprehensive income, while the ineffective portion (indicated by the excess of the cumulative change in the fair value of the derivative over that which is necessary to offset the cumulative change in expected future cash flows on the hedge transaction) is included in other non-interest income or other non-interest expense. Net cash flows from interest rate swaps on variable-rate loans designated as hedging instruments in effective hedges of cash flows are included in interest income on loans. Net cash flows from the interest rate swap on junior subordinated deferrable interest debentures designated as a hedging instrument in an effective hedge of cash flows are included in interest expense on junior subordinated deferrable interest debentures. Net cash flows from interest rate swaps on FHLB advances designated as hedging instruments in effective hedges of cash flows are included in interest expense on other long-term borrowings. For non-hedging derivative instruments, gains and losses due to changes in fair value and all cash flows are included in other non-interest income and other non-interest expense.

Amounts included in the consolidated statements of income related to interest rate derivatives designated as hedges of fair value were as follows:

	2009	2008	2007
Commercial loan/lease interest rate swaps:			
Amount of gain (loss) included in interest income on loans	$ (5,852)	$ (2,908)	$ 568
Amount of gain (loss) included in other non-interest income	-	-	9
Amount of (gain) loss included in other non-interest expense	(390)	(9)	15

Amounts included in the consolidated statements of income and in other comprehensive income for the period related to interest rate derivatives designated as hedges of cash flows were as follows:

	2009	2008	2007
Interest rate swaps/caps/floors on variable-rate loans:			
Amount reclassified from accumulated other comprehensive income to:			
Interest income on loans	$ 51,377	$ 29,710	$ 556
Other non-interest expense	-	-	346
Amount of gain (loss) recognized in other comprehensive income	(20,177)	185,712	32,664
Interest rate swaps on junior subordinated deferrable interest debentures:			
Amount reclassified from accumulated other comprehensive income to interest expense on junior subordinated deferrable interest debentures	3,595	177	-
Amount of gain (loss) recognized in other comprehensive income	145	(10,493)	-
Interest rate swaps on FHLB advances:			
Amount reclassified from accumulated other comprehensive income to:			
Other non-interest income	17,722	-	-
Interest expense on other long-term borrowings	2,950	-	-
Amount of gain (loss) recognized in other comprehensive income	14,772	-	-

No ineffectiveness related to interest rate derivatives designated as hedges of cash flows was recognized in the consolidated statements of income during the reported periods. The accumulated net after-tax gain related to effective cash flow hedges included in accumulated other comprehensive income totaled $72.0 million at December 31, 2009 and $116.0 million at December 31, 2008. The Corporation expects approximately $25.6 million of the net after-tax gain related to effective cash flow hedges included in accumulated other comprehensive income at December 31, 2009 will be reclassified into earnings during 2010. This amount represents management's best estimate given current expectations about market interest rates. Because actual market interest rates may differ from management's expectations, there can be no assurance as to the ultimate amount that will be reclassified into earnings during 2010.

As stated above, the Corporation enters into non-hedge related derivative positions primarily to accommodate the business needs of its customers. Upon the origination of a derivative contract with a customer, the Corporation simultaneously enters into an offsetting derivative contract with a third party. The Corporation recognizes immediate income based upon the difference in the bid/ask spread of the underlying transactions with its customers and the third party. Because the Corporation acts only as an intermediary for its customer, subsequent changes in the fair value of the underlying derivative contracts for the most part offset each other and do not significantly impact the Corporation's results of operations except in certain situations where there is a significant deterioration in the customer's credit worthiness.

Amounts included in the consolidated statements of income related to non-hedging interest rate and commodity derivative instruments were as follows:

	2009	2008	2007
Non-hedging interest rate derivatives:			
Other non-interest income	$ 915	$ 2,934	$ 1,841
Other non-interest expense	198	20	-
Non-hedging commodity derivatives:			
Other non-interest income	375	265	242

Counterparty Credit Risk. Derivative contracts involve the risk of dealing with both bank customers and institutional derivative counterparties and their ability to meet contractual terms. Institutional counterparties must have an investment grade credit rating and be approved by the Corporation's Asset/Liability Management Committee. The Corporation's credit exposure on interest rate swaps is limited to the net favorable value and interest payments of all swaps by each counterparty, while the Corporation's credit exposure on commodity swaps/options is limited to the net favorable value of all swaps/options by each counterparty. Credit exposure may be reduced by the amount of collateral pledged by the counterparty. There are no credit-risk-related contingent features associated with any of the Corporation's derivative contracts.

The Corporation's credit exposure relating to interest rate swaps and commodity swaps/options with bank customers was approximately $39.5 million at December 31, 2009. This credit exposure is partly mitigated as transactions with customers are generally secured by the collateral, if any, securing the underlying transaction being hedged. The Corporation had no credit exposure, net of collateral pledged, relating to interest rate swaps and commodity swaps/options with upstream financial institution counterparties at December 31, 2009. Collateral levels for upstream financial institution counterparties are monitored and adjusted as necessary.

The aggregate fair value of securities posted as collateral by the Corporation related to derivative contracts totaled $24.0 million at December 31, 2009. At such date, the Corporation also had $6.0 million in cash collateral on deposit with other financial institution counterparties.

Note 17 - Fair Value Measurements

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Corporation utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820, "Fair Value Measurements and Disclosures," establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 Inputs* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- *Level 2 Inputs* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- *Level 3 Inputs* - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Corporation's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Corporation's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Corporation's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein. A more detailed description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Financial Assets and Financial Liabilities: Financial assets and financial liabilities measured at fair value on a recurring basis include the following:

Securities Available for Sale. U.S. Treasury securities are reported at fair value utilizing Level 1 inputs. Other securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For these securities, the Corporation obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things.

Trading Securities. U.S. Treasury securities and exchange-listed common stock are reported at fair value utilizing Level 1 inputs. Other securities classified as trading are reported at fair value utilizing Level 2 inputs in the same manner as described above for securities available for sale.

Derivatives. Derivatives are generally reported at fair value utilizing Level 2 inputs. The Corporation obtains dealer quotations to value its prime-rate loan swaps, commodity swaps/options and foreign currency contracts. The Corporation utilizes internal valuation models with observable market data inputs to estimate fair values of customer interest rate swaps, caps and floors. The Corporation also obtains dealer quotations for these derivatives for comparative purposes to assess the reasonableness of the model valuations. In cases where significant credit valuation adjustments are incorporated into the estimation of fair value, reported amounts are considered to have been derived utilizing Level 3 inputs.

For purposes of potential valuation adjustments to its derivative positions, the Corporation evaluates the credit risk of its counterparties as well as that of the Corporation. Accordingly, the Corporation has considered factors such as the likelihood of default by the Corporation and its counterparties, its net exposures, and remaining contractual life, among other things, in determining if any fair value adjustments related to credit risk are required. Counterparty exposure is evaluated by netting positions that are subject to master netting arrangements, as well as considering the amount of collateral securing the position. The Corporation reviews its counterparty exposure on a regular basis, and, when necessary, appropriate business actions are taken to adjust the exposure. The Corporation also utilizes this approach to estimate its own credit risk on derivative liability positions. To date, the Corporation has not realized any significant losses due to a counterparty's inability to pay any net uncollateralized position. The change in value of derivative assets and derivative liabilities attributable to credit risk was not significant during the reported periods.

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
2009				
Securities available for sale:				
U.S. Treasury	$ 400,255	$ -	$ -	$ 400,255
U.S. government agencies and corporations	-	2,577,309	-	2,577,309
States and political subdivisions	-	1,868,658	-	1,868,658
Other	-	38,035	-	38,035
Trading account securities:				
U.S. Treasury	16,126	-	-	16,126
Derivative assets	-	124,240	945	125,185
Derivative liabilities	-	67,508	-	67,508
2008				
Securities available for sale:				
U.S. Treasury	$ 24,999	$ -	$ -	$ 24,999
U.S. government agencies and corporations	-	2,560,871	-	2,560,871
States and political subdivisions	-	931,073	-	931,073
Other	-	37,586	-	37,586
Trading account securities:				
U.S. Treasury	14,552	-	-	14,552
Derivative assets	-	282,292	-	282,292
Derivative liabilities	-	117,181	-	117,181

The following table reconciles the beginning and ending balances of derivative assets measured at fair value on a recurring basis using significant unobservable (Level 3) inputs:

	2009	2008
Balance, beginning of year	$ -	$ -
Transfers into Level 3	1,354	-
Net realized losses included in non-interest expense	(409)	-
Balance, end of year	$ 945	$ -

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets and liabilities measured at fair value on a non-recurring basis include the following:

Impaired Loans. Certain impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. The impaired loans are reported at fair value through a specific valuation allowance allocation of the allowance for possible loan losses. Collateral values are estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. During 2009, impaired loans with a carrying value of $7.8 million were reduced by specific valuation allowance allocations totaling $1.6 million to a total reported fair value of $6.2 million based on collateral valuations utilizing Level 2 valuation inputs while impaired loans with a carrying value of $7.4 million were reduced by specific valuation allowance allocations totaling $3.8 million to a total reported fair value of $3.6 million based on collateral valuations utilizing Level 3 valuation inputs. During 2008, impaired loans with a carrying value of $7.1 million were reduced by specific valuation allowance allocations totaling $2.9 million to a total reported fair value of

$4.2 million based on collateral valuations utilizing Level 2 valuation inputs while impaired loans with a carrying value of $7.2 million were reduced by specific valuation allowance allocations totaling $3.2 million to a total reported fair value of $4.0 million based on collateral valuations utilizing Level 3 valuation inputs.

Loans Held For Sale. Loans held for sale are reported at fair value if, on an aggregate basis, the fair value of the loans is less than cost. In determining whether the fair value of loans held for sale is less than cost when quoted market prices are not available, the Corporation may consider outstanding investor commitments, discounted cash flow analyses with market assumptions or the fair value of the collateral if the loan is collateral dependent. Such loans are classified within either Level 2 or Level 3 of the fair value hierarchy. Where assumptions are made using significant unobservable inputs, such loans held for sale are classified as Level 3. The Corporation classifies student loans as held for sale. During 2009 and 2008, the aggregate fair value of student loans exceeded their cost. Accordingly, no student loans were marked-down and reported at fair value during 2009 or 2008.

Non-Financial Assets and Non-Financial Liabilities: Application of ASC Topic 820 to non-financial assets and non-financial liabilities became effective January 1, 2009. The Corporation has no non-financial assets or non-financial liabilities measured at fair value on a recurring basis. Certain non-financial assets and non-financial liabilities measured at fair value on a non-recurring basis include foreclosed assets (upon initial recognition or subsequent impairment), non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test, and intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

During 2009, certain foreclosed assets, upon initial recognition, were remeasured and reported at fair value through a charge-off to the allowance for possible loan losses based upon the fair value of the foreclosed asset. The fair value of a foreclosed asset, upon initial recognition, is estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. Foreclosed assets measured at fair value upon initial recognition totaled $36.1 million (utilizing Level 2 valuation inputs) during 2009. In connection with the measurement and initial recognition of the foregoing foreclosed assets, the Corporation recognized charge-offs of the allowance for possible loan losses totaling $6.0 million. Foreclosed assets totaling $4.2 million were remeasured at fair value subsequent to initial recognition during 2009. In connection with the remeasurement of these assets, the Corporation recognized losses, included in other non-interest expense, totaling $1.6 million.

ASC Topic 825, "Financial Instruments," requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The estimated fair value approximates carrying value for cash and cash equivalents, accrued interest and the cash surrender value of life insurance policies. The methodologies for other financial assets and financial liabilities are discussed below:

Loans. The estimated fair value approximates carrying value for variable-rate loans that reprice frequently and with no significant change in credit risk. The fair value of fixed-rate loans and variable-rate loans which reprice on an infrequent basis is estimated by discounting future cash flows using the current interest rates at which similar loans with similar terms would be made to borrowers of similar credit quality. An overall valuation adjustment is made for specific credit risks as well as general portfolio credit risk.

Deposits. The estimated fair value approximates carrying value for demand deposits. The fair value of fixed-rate deposit liabilities with defined maturities is estimated by discounting future cash flows using the interest rates currently offered for deposits of similar remaining maturities. The estimated fair value of deposits does not take into account the value of the Corporation's long-term relationships with depositors, commonly known as core deposit intangibles, which are separate intangible assets, and not considered financial instruments. Nonetheless, the Corporation would likely realize a core deposit premium if its deposit portfolio were sold in the principal market for such deposits.

Borrowed Funds. The estimated fair value approximates carrying value for short-term borrowings. The fair value of long-term fixed-rate borrowings is estimated using quoted market prices, if available, or by discounting future cash flows using current interest rates for similar financial instruments. The estimated fair value approximates carrying value for variable-rate junior subordinated deferrable interest debentures that reprice quarterly.

Loan Commitments, Standby and Commercial Letters of Credit. The Corporation's lending commitments have variable interest rates and "escape" clauses if the customer's credit quality deteriorates. Therefore, the fair values of these items are not significant and are not included in the following table.

The estimated fair values of financial instruments were as follows:

	December 31, 2009		December 31, 2008	
	Carrying Amount	**Estimated Fair Value**	**Carrying Amount**	**Estimated Fair Value**
Financial assets:				
Cash and cash equivalents	$ 1,721,479	$ 1,721,479	$ 1,237,331	$ 1,237,331
Securities	4,906,498	4,906,639	3,576,029	3,576,029
Loans, net	8,242,471	8,222,049	8,733,838	8,776,473
Cash surrender value of life insurance policies	125,405	125,405	121,197	121,197
Interest rate swaps on variable rate loans designated as hedges of cash flows	74,237	74,237	191,087	191,087
Non-hedging commercial loan/lease interest rate swaps, caps and floors	33,734	33,734	61,344	61,344
Commodity and foreign exchange derivatives	17,237	17,237	29,861	29,861
Accrued interest receivable	69,883	69,883	55,632	55,632
Financial liabilities:				
Deposits	13,313,310	13,315,611	11,508,937	11,515,591
Federal funds purchased and repurchase agreements	482,048	482,048	1,073,279	1,073,279
Junior subordinated deferrable interest debentures	136,084	136,084	136,084	136,084
Subordinated notes payable and other borrowings	256,562	255,588	256,577	210,336
Interest rate swap on junior subordinated deferrable interest debentures designated as a hedge of cash flows	6,943	6,943	10,316	10,316
Commercial loan/lease interest rate swaps designated as hedges of fair value	9,453	9,453	15,777	15,777
Non-hedging commercial loan/lease interest rate swaps, caps and floors	33,912	33,912	61,344	61,344
Commodity and foreign exchange derivatives	17,200	17,200	29,744	29,744
Accrued interest payable	13,035	13,035	20,006	20,006

Under ASC Topic 825, entities may choose to measure eligible financial instruments at fair value at specified election dates. The fair value measurement option (i) may be applied instrument by instrument, with certain exceptions, (ii) is generally irrevocable and (iii) is applied only to entire instruments and not to portions of instruments. Unrealized gains and losses on items for which the fair value measurement option has been elected must be reported in earnings at each subsequent reporting date. During the reported periods, the Corporation had no financial instruments measured at fair value under the fair value measurement option.

Note 18 - Operating Segments

The Corporation is managed under a matrix organizational structure whereby significant lines of business, including Banking and the Financial Management Group ("FMG"), overlap a regional reporting structure. The regions are primarily based upon geographic location and include Austin, Corpus Christi, Dallas, Fort Worth, Houston, Rio Grande Valley, San Antonio and Statewide. The Corporation is primarily managed based on the line of business structure. In that regard, all regions have the same lines of business, which have the same product and service offerings, have similar types and classes of customers and utilize similar service delivery methods. Pricing guidelines for products and services are the same across all regions. The regional reporting structure is primarily a means to scale the lines of business to provide a local, community focus for customer relations and business development.

The Corporation has two primary operating segments, Banking and FMG, that are delineated by the products and services that each segment offers. The Banking operating segment includes both commercial and consumer banking services, Frost Insurance Agency and Frost Securities, Inc. Commercial banking services are provided to corporations and other business clients and include a wide array of lending and cash management products. Consumer banking services include direct lending and depository services. Frost Insurance Agency provides insurance brokerage services to individuals and businesses covering corporate and personal property and casualty products, as well as group health and life insurance products. Frost Securities, Inc. provides advisory and private equity services to middle market companies. The FMG operating segment includes fee-based services within private trust, retirement services, and financial management services, including personal wealth management and brokerage services. The third operating segment, Non-Banks, is for the most part the parent holding company, as well as certain other insignificant non-bank subsidiaries of the parent that, for the most part, have little or no activity. The parent company's principal activities include the direct and indirect ownership of the Corporation's banking and non-banking subsidiaries and the issuance of debt and equity. Its principal source of revenue is dividends from its subsidiaries.

The accounting policies of each reportable segment are the same as those of the Corporation except for the following items, which impact the Banking and FMG segments: (i) expenses for consolidated back-office operations and general overhead-type expenses such as executive administration, accounting and internal audit are allocated to operating segments based on estimated uses of those services, (ii) income tax expense for the individual segments is calculated essentially at the statutory rate, and (iii) the parent company records the tax expense or benefit necessary to reconcile to the consolidated total.

The Corporation uses a match-funded transfer pricing process to assess operating segment performance. The process helps the Corporation to (i) identify the cost or opportunity value of funds within each business segment, (ii) measure the profitability of a particular business segment by relating appropriate costs to revenues, (iii) evaluate each business segment in a manner consistent with its economic impact on consolidated earnings, and (iv) enhance asset and liability pricing decisions.

Financial results by operating segment are detailed below. Certain prior period amounts have been reclassified to conform to the current presentation.

	Banking	FMG	Non-Banks	Consolidated
2009				
Net interest income (expense)	$ 540,458	$ 9,303	$ (13,082)	$ 536,679
Provision for possible loan losses	65,392	-	-	65,392
Non-interest income	208,476	83,715	1,515	293,706
Non-interest expense	447,251	79,722	5,265	532,238
Income (loss) before income taxes	236,291	13,296	(16,832)	232,755
Income tax expense (benefit)	56,887	4,654	(7,820)	53,721
Net income (loss)	$ 179,404	$ 8,642	$ (9,012)	$ 179,034
Revenues from (expenses to) external customers	$ 748,934	$ 93,018	$ (11,567)	$ 830,385
Average assets (in millions)	$ 15,653	$ 32(1)	$ 17	$ 15,702
2008				
Net interest income (expense)	$ 523,642	$ 23,215	$ (12,832)	$ 534,025
Provision for possible loan losses	37,822	1	-	37,823
Non-interest income	188,838	96,277	2,207	287,322
Non-interest expense	403,164	78,164	5,317	486,645
Income (loss) before income taxes	271,494	41,327	(15,942)	296,879
Income tax expense (benefit)	82,539	14,464	(7,379)	89,624
Net income (loss)	$ 188,955	$ 26,863	$ (8,563)	$ 207,255
Revenues from (expenses to) external customers	$ 712,480	$ 119,492	$ (10,625)	$ 821,347
Average assets (in millions)	$ 13,641	$ 30(1)	$ 14	$ 13,685
2007				
Net interest income (expense)	$ 511,773	$ 23,378	$ (16,414)	$ 518,737
Provision for possible loan losses	14,733	(73)	-	14,660
Non-interest income	177,245	90,316	670	268,231
Non-interest expense	380,847	71,740	9,859	462,446
Income (loss) before income taxes	293,438	42,027	(25,603)	309,862
Income tax expense (benefit)	93,051	14,710	(9,970)	97,791
Net income (loss)	$ 200,387	$ 27,317	$ (15,633)	$ 212,071
Revenues from (expenses to) external customers	$ 689,018	$ 113,694	$ (15,744)	$ 786,968
Average assets (in millions)	$ 13,004	$ 26(1)	$ 12	$ 13,042

(1) Excludes off balance sheet managed and custody assets with a total fair value of $22.7 billion, $21.7 billion and $24.8 billion at December 31, 2009, 2008 and 2007.

Note 19 - Condensed Financial Statements of Parent Company

Condensed financial statements pertaining only to Cullen/Frost Bankers, Inc. are presented below. Investments in subsidiaries are stated using the equity method of accounting.

Condensed Statements of Income

	Year Ended December 31,		
	2009	2008	2007
Income:			
Dividend income	$ 96,781	$ 110,870	$ 141,114
Interest and other income	151	853	2,123
Total income	96,932	111,723	143,237
Expenses:			
Interest expense	13,101	12,842	16,426
Salaries and employee benefits	1,116	1,075	1,174
Other	4,693	5,227	9,776
Total expenses	18,910	19,144	27,376
Income before income taxes and equity in undistributed earnings of subsidiaries	78,022	92,579	115,861
Income tax benefit	8,398	8,228	10,425
Equity in undistributed earnings of subsidiaries	92,614	106,448	85,785
Net income	$ 179,034	$ 207,255	$ 212,071

Condensed Balance Sheets

	December 31,	
	2009	2008
Assets:		
Cash	$ 9,440	$ 14,879
Resell agreements	101,900	77,000
Total cash and cash equivalents	111,340	91,879
Investment in subsidiaries	2,022,398	1,914,157
Other assets	8,339	10,255
Total assets	$ 2,142,077	$ 2,016,291
Liabilities:		
Junior subordinated deferrable interest debentures	$ 136,084	$ 136,084
Subordinated notes payable	100,000	100,000
Accrued interest payable and other liabilities	11,569	16,680
Total liabilities	247,653	252,764
Shareholders' Equity	1,894,424	1,763,527
Total liabilities and shareholders' equity	$ 2,142,077	$ 2,016,291

Condensed Statements of Cash Flows

	Year Ended December 31,		
	2009	2008	2007
Operating Activities:			
Net income	$ 179,034	$ 207,255	$ 212,071
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(92,614)	(106,448)	(85,785)
Stock-based compensation	330	300	247
Excess tax benefits from stock-based compensation	(464)	(7,088)	(7,969)
Net change in other assets and other liabilities	4,602	7,304	1,651
Net cash from operating activities	90,888	101,323	120,215
Investing Activities:			
Net cash paid in acquisitions	-	(352)	(1,903)
Redemption of capital trusts	-	93	3,093
Capital contributions to subsidiaries	-	-	(250)
Net cash from investing activities	-	(259)	940
Financing Activities:			
Proceeds from notes payable	-	-	98,799
Redemption of junior subordinated deferrable interest debentures	-	(3,093)	(103,093)
Proceeds from stock option exercises	16,226	37,400	23,600
Proceeds from stock-based compensation activities of subsidiaries	12,315	9,866	9,403
Excess tax benefits from stock-based compensation	464	7,088	7,969
Purchase of treasury stock	(800)	(23,055)	(110,406)
Treasury stock sold to the 401(k) stock purchase plan	2,498	-	-
Cash dividends paid	(102,130)	(98,152)	(90,820)
Net cash from financing activities	(71,427)	(69,946)	(164,548)
Net change in cash and cash equivalents	19,461	31,118	(43,393)
Cash and cash equivalents at beginning of year	91,879	60,761	104,154
Cash and cash equivalents at end of year	$ 111,340	$ 91,879	$ 60,761

Note 20 - New Authoritative Accounting Guidance

As discussed in Note 1—Significant Accounting Policies, on July 1, 2009, the Accounting Standards Codification became FASB's officially recognized source of authoritative U.S. generally accepted accounting principles applicable to all public and non-public non-governmental entities, superseding existing FASB, AICPA, EITF and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

FASB ASC Topic 260, "Earnings Per Share." On January 1, 2009, the Corporation adopted new authoritative accounting guidance under ASC Topic 260, "Earnings Per Share," which provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. See Note 1—Significant Accounting Policies.

FASB ASC Topic 320, "Investments—Debt and Equity Securities." New authoritative accounting guidance under ASC Topic 320, "Investments—Debt and Equity Securities," (i) changes existing guidance for determining whether an impairment is other than temporary to debt securities and (ii) replaces the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Under ASC Topic 320, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. The Corporation adopted the provisions of the new authoritative accounting guidance under ASC Topic 320 during the first quarter of 2009. Adoption of the new guidance did not significantly impact the Corporation's financial statements.

FASB ASC Topic 715, "Compensation—Retirement Benefits." New authoritative accounting guidance under ASC Topic 715, "Compensation—Retirement Benefits," provides guidance related to an employer's disclosures about plan assets of defined benefit pension or other post-retirement benefit plans. Under ASC Topic 715, disclosures should provide users of financial statements with an understanding of how investment allocation decisions are made, the factors that are pertinent to an understanding of investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets. The new authoritative accounting guidance under ASC Topic 715 became effective for the Corporation's financial statements for the year-ended December 31, 2009 and the required disclosures are reported in Note 12 - Employee Benefit Plans.

Additional new authoritative accounting guidance under ASC Topic 715, "Compensation—Retirement Benefits," requires the recognition of a liability and related compensation expense for endorsement split-dollar life insurance policies that provide a benefit to an employee that extends to post-retirement periods. Under ASC Topic 715, life insurance policies purchased for the purpose of providing such benefits do not effectively settle an entity's obligation to the employee. Accordingly, the entity must recognize a liability and related compensation expense during the employee's active service period based on the future cost of insurance to be incurred during the employee's retirement. The Corporation adopted the new authoritative accounting guidance under ASC Topic 715 on January 1, 2008 as a change in accounting principle through a cumulative-effect adjustment to retained earnings totaling $240 thousand.

FASB ASC Topic 805, "Business Combinations." On January 1, 2009, new authoritative accounting guidance under ASC Topic 805, "Business Combinations," became applicable to the Corporation's accounting for business combinations closing on or after January 1, 2009. ASC Topic 805 applies to all transactions and other events in which one entity obtains control over one or more other businesses. ASC Topic 805 requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost-allocation process required under previous accounting guidance whereby the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair value. ASC Topic 805 requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under prior accounting guidance. Assets acquired and liabilities assumed in a business combination that arise from contingencies are to be recognized at fair value if fair value can be reasonably estimated. If fair value of such an asset or liability cannot be reasonably estimated, the asset or liability would generally be recognized in accordance with ASC Topic 450, "Contingencies." Under ASC Topic 805, the requirements of ASC Topic 420, "Exit or Disposal Cost Obligations," would have to be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, nothing should be recognized in purchase accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of ASC Topic 450, "Contingencies."

FASB ASC Topic 810, "Consolidation." New authoritative accounting guidance under ASC Topic 810, "Consolidation," amended prior guidance to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Under ASC Topic 810, a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, ASC Topic 810 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. The new authoritative accounting guidance under ASC Topic 810 became effective for the Corporation on January 1, 2009 and did not have a significant impact on the Corporation's financial statements.

Further new authoritative accounting guidance under ASC Topic 810 amends prior guidance to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The new authoritative accounting guidance requires additional disclosures about the reporting entity's involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its affect on the entity's financial statements. The new authoritative accounting guidance under ASC Topic 810 will be effective January 1, 2010 and is not expected to have a significant impact on the Corporation's financial statements.

FASB ASC Topic 815, "Derivatives and Hedging." New authoritative accounting guidance under ASC Topic 815, "Derivatives and Hedging," amends prior guidance to amend and expand the disclosure requirements for derivatives and hedging activities to provide greater transparency about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted for under ASC Topic 815, and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. To meet those objectives, the new authoritative accounting guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The new authoritative accounting guidance under ASC Topic 815 became effective for the Corporation on January 1, 2009 and the required disclosures are reported in Note 16 - Derivative Financial Instruments.

FASB ASC Topic 820, "Fair Value Measurements and Disclosures." ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of ASC Topic 820 became effective for the Corporation on January 1, 2008 for financial assets and financial liabilities and on January 1, 2009 for non-financial assets and non-financial liabilities (see Note 17—Fair Value Measurements).

Additional new authoritative accounting guidance under ASC Topic 820 affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASC Topic 820 requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence. The new accounting guidance amended prior guidance to expand certain disclosure requirements. The Corporation adopted the new authoritative accounting guidance under ASC Topic 820 during the first quarter of 2009. Adoption of the new guidance did not significantly impact the Corporation's financial statements.

Further new authoritative accounting guidance (Accounting Standards Update No. 2009-5) under ASC Topic 820 provides guidance for measuring the fair value of a liability in circumstances in which a quoted price in an active market for the identical liability is not available. In such instances, a reporting entity is required to measure fair value utilizing a valuation technique that uses (i) the quoted price of the identical liability when traded as an asset, (ii) quoted prices for similar liabilities or similar liabilities when traded as assets, or (iii) another valuation technique that is consistent with the existing principles of ASC Topic 820, such as an income approach or market approach. The new authoritative accounting guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The forgoing new authoritative accounting guidance under ASC Topic 820 became effective for the Corporation's financial statements for periods ending after October 1, 2009 and did not have a significant impact on the Corporation's financial statements.

FASB ASC Topic 825 "Financial Instruments." New authoritative accounting guidance under ASC Topic 825, "Financial Instruments," permits entities to choose to measure eligible financial instruments at fair value at specified election dates. The fair value measurement option (i) may be applied instrument by instrument, with certain exceptions, (ii) is generally irrevocable and (iii) is applied only to entire instruments and not to portions of instruments. Unrealized gains and losses on items for which the fair value measurement option has been elected must be reported in earnings at each subsequent reporting date. The forgoing provisions of ASC Topic 825 became effective for the Corporation on January 1, 2008 (see Note 17—Fair Value Measurements).

FASB ASC Topic 855, "Subsequent Events." New authoritative accounting guidance under ASC Topic 855, "Subsequent Events," establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC Topic 855 defines (i) the period after the balance sheet date during which a reporting entity's management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures an entity should make about events or transactions that occurred after the balance sheet date. The new authoritative accounting guidance under ASC Topic 855 became effective for the Corporation's financial statements for periods ending after June 15, 2009 and did not have a significant impact on the Corporation's financial statements.

FASB ASC Topic 860, "Transfers and Servicing." New authoritative accounting guidance under ASC Topic 860, "Transfers and Servicing," amends prior accounting guidance to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. The new authoritative accounting guidance eliminates the concept of a "qualifying special-purpose entity" and changes the requirements for derecognizing financial assets. The new authoritative accounting guidance also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. The new authoritative accounting guidance under ASC Topic 860 will be effective January 1, 2010 and is not expected to have a significant impact on the Corporation's financial statements.

Cullen/Frost Bankers, Inc.
Consolidated Average Balance Sheets
(Dollars in thousands - tax-equivalent basis)
The following unaudited schedule is presented for additional information and analysis

	Year Ended December 31,					
	2009			2008		
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
Assets:						
Interest-bearing deposits	$ 829,178	$ 2,161	0.26%	$ 85,380	$ 429	0.50%
Federal funds sold and resell agreements	59,236	207	0.35	141,724	3,498	2.47
Securities:						
Taxable	2,813,801	125,084	4.58	2,771,797	143,360	5.17
Tax-exempt	1,449,141	99,546	7.15	555,096	36,724	6.61
Total securities	4,262,942	224,630	5.45	3,326,893	180,084	5.41
Loans, net of unearned discount	8,652,563	437,075	5.05	8,314,265	511,968	6.16
Total earning assets and average rate earned	13,803,919	664,073	4.86	11,868,262	695,979	5.86
Cash and due from banks	585,825			660,369		
Allowance for possible loan losses	(120,160)			(96,755)		
Premises and equipment, net	297,958			237,517		
Accrued interest receivable and other assets	1,134,418			1,015,138		
Total assets	$15,701,960			$13,684,531		
Liabilities:						
Non-interest-bearing demand deposits:						
Commercial and individual	$ 3,793,195			$ 3,246,169		
Correspondent banks	360,238			311,034		
Public funds	105,051			57,544		
Total non-interest-bearing demand deposits	4,258,484			3,614,747		
Interest-bearing deposits:						
Private accounts:						
Savings and interest checking	2,024,867	3,015	0.15	1,694,688	3,299	0.19
Money market deposit accounts	4,152,225	24,709	0.60	3,492,935	51,507	1.47
Time accounts	1,609,678	26,759	1.66	1,359,989	43,706	3.21
Public funds	374,373	1,532	0.41	368,760	6,359	1.72
Total interest-bearing deposits	8,161,143	56,015	0.69	6,916,372	104,871	1.52
Total deposits	12,419,627			10,531,119		
Federal funds purchased and repurchase agreements	610,945	1,052	0.17	1,008,019	12,954	1.29
Junior subordinated deferrable interest debentures	136,084	7,231	5.31	136,135	6,972	5.12
Subordinated notes payable and other notes	250,000	16,318	6.53	250,000	16,318	6.53
Federal Home Loan Bank advances	190,077	5,741	3.02	8,628	511	5.92
Total interest-bearing liabilities and average rate paid	9,348,249	86,357	0.92	8,319,154	141,626	1.70
Accrued interest payable and other liabilities	264,094			170,319		
Total liabilities	13,870,827			12,104,220		
Shareholders' equity	1,831,133			1,580,311		
Total liabilities and shareholder's equity	$15,701,960			$13,684,531		
Net interest income		$577,716			$554,353	
Net interest spread			3.94%			4.16%
Net interest income to total average earning assets			4.23%			4.67%

For these computations: (i) average balances are presented on a daily average basis, (ii) information is shown on a taxable-equivalent basis assuming a 35% tax rate, (iii) average loans include loans on non-accrual status, and (iv) average securities include unrealized gains and losses on securities available for sale, while yields are based on average amortized cost.

Year Ended December 31,											
2007			2006			2005			2004		
Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
$ 7,454	$ 396	5.31%	$ 4,000	$ 251	6.28%	$ 5,644	$ 150	2.66%	$ 6,175	$ 63	1.02%
579,964	29,895	5.15	718,950	36,550	5.08	521,674	18,147	3.48	564,286	8,834	1.57
2,876,235	148,467	5.08	2,680,706	133,184	4.85	2,586,904	121,377	4.68	2,739,001	125,999	4.63
412,083	26,520	6.41	275,419	17,685	6.46	260,207	16,521	6.48	219,674	14,138	6.68
3,288,318	174,987	5.24	2,956,125	150,869	5.00	2,847,111	137,898	4.84	2,958,675	140,137	4.77
7,464,140	579,027	7.76	6,523,906	506,264	7.76	5,594,477	361,304	6.46	4,823,198	250,174	5.19
11,339,876	784,305	6.89	10,202,981	693,934	6.76	8,968,906	517,499	5.77	8,352,334	399,208	4.79
626,253			615,609			604,625			746,257		
(95,226)			(85,038)			(77,551)			(81,232)		
219,873			200,008			175,829			168,714		
950,906			647,693			471,436			432,776		
$13,041,682			$11,581,253			$10,143,245			$9,618,849		
$ 3,224,741			$ 3,005,811			$ 2,639,071			$2,395,663		
248,591			277,332			323,712			469,635		
50,800			51,137			45,967			49,222		
3,524,132			3,334,280			3,008,750			2,914,520		
1,401,437	6,555	0.47	1,283,830	4,579	0.36	1,206,055	3,009	0.25	1,171,883	1,090	0.09
3,494,704	107,486	3.08	3,022,866	92,075	3.05	2,646,975	48,158	1.82	2,444,734	24,508	1.00
1,382,707	60,264	4.36	1,122,979	42,806	3.81	894,459	20,499	2.29	865,176	10,173	1.18
409,661	15,932	3.89	420,441	15,630	3.72	376,547	7,268	1.93	370,373	3,379	0.91
6,688,509	190,237	2.84	5,850,116	155,090	2.65	5,124,036	78,934	1.54	4,852,166	39,150	0.81
10,212,641			9,184,396			8,132,786			7,766,686		
867,152	31,951	3.68	764,173	31,167	4.08	605,965	16,632	2.74	564,489	5,775	1.02
153,582	11,283	7.35	230,178	17,402	7.56	226,805	14,908	6.57	212,271	12,144	5.72
237,671	15,591	6.56	150,000	9,991	6.66	150,000	7,626	5.08	150,000	4,974	3.32
22,447	1,048	4.67	25,574	1,146	4.48	10,807	461	4.27	1,115	63	5.65
7,969,361	250,110	3.14	7,020,041	214,796	3.06	6,117,613	118,561	1.94	5,780,041	62,106	1.07
153,167			153,333			136,242			135,215		
11,646,660			10,507,654			9,262,605			8,829,776		
1,395,022			1,073,599			880,640			789,073		
$13,041,682			$11,581,253			$10,143,245			$9,618,849		
	$534,195			$479,138			$398,938			$337,102	
		3.75%			3.70%			3.83%			3.72%
		4.69%			4.67%			4.45%			4.05%

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 10-K, an evaluation was carried out by the Corporation's management, with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report. No changes were made to the Corporation's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The management of Cullen/Frost Bankers, Inc. (the "Corporation") is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation's internal control over financial reporting is a process designed under the supervision of the Corporation's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Corporation's financial statements for external purposes in accordance with generally accepted accounting principles.

As of December 31, 2009, management assessed the effectiveness of the Corporation's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on the assessment, management determined that the Corporation maintained effective internal control over financial reporting as of December 31, 2009, based on those criteria.

Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements of the Corporation included in this Annual Report on Form 10-K, has issued an attestation report on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2009. The report, which expresses an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2009, is included in this Item under the heading "Attestation Report of Independent Registered Public Accounting Firm."

Attestation Report of Independent Registered Public Accounting Firm

Report of Ernst & Young LLP
Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Cullen/Frost Bankers, Inc.

We have audited Cullen/Frost Bankers, Inc.'s (the "Corporation") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cullen/Frost Bankers, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cullen/Frost Bankers, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balances sheets as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in shareholders' equity, and the cash flows for each of the three years in the period ended December 31, 2009 of Cullen/Frost Bankers, Inc. and our report dated February 2, 2010 expressed an unqualified opinion thereon.


Ernst + Young LLP

San Antonio, Texas
February 2, 2010

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Certain information regarding executive officers is included under the section captioned "Executive Officers of the Registrant" in Part I, Item 1, elsewhere in this Annual Report on Form 10-K. Other information required by this Item is incorporated herein by reference to the Corporation's Proxy Statement (Schedule 14A) for its 2010 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Corporation's fiscal year-end.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the Corporation's Proxy Statement (Schedule 14A) for its 2010 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Corporation's fiscal year-end.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Certain information regarding securities authorized for issuance under the Corporation's equity compensation plans is included under the section captioned "Stock-Based Compensation Plans" in Part II, Item 5, elsewhere in this Annual Report on Form 10-K. Other information required by this Item is incorporated herein by reference to the Corporation's Proxy Statement (Schedule 14A) for its 2010 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Corporation's fiscal year-end.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the Corporation's Proxy Statement (Schedule 14A) for its 2010 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Corporation's fiscal year-end.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the Corporation's Proxy Statement (Schedule 14A) for its 2010 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Corporation's fiscal year-end.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. *Consolidated Financial Statements.* Reference is made to Part II, Item 8, of this Annual Report on Form 10-K.
2. *Consolidated Financial Statement Schedules.* These schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.
3. *Exhibits.* The exhibits to this Annual Report on Form 10-K listed below have been included only with the copy of this report filed with the Securities and Exchange Commission. Copies of individual exhibits will be furnished to shareholders upon written request to Cullen/Frost and payment of a reasonable fee.

			Incorporated by Reference			
Exhibit Number	Exhibit Description	Filed Herewith	Form	File No.	Exhibit	Filing Date
3.1	Restated Articles of Incorporation of Cullen/ Frost Bankers, Inc.		10-Q	001-13221	3.1	7/26/06
3.2	Amended and Restated Bylaws of Cullen/Frost Bankers, Inc.		10-K	001-13221	3.2	2/1/08
4.1*	Instruments Defining the Rights of Holders of Long-Term Debt					
10.1+	Restoration of Retirement Income Plan for Participants in the Retirement Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates (as amended and restated)		10-K	001-13221	10.1	3/31/99
10.2+	The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates		S-8	333-157236	4.3	2/11/09
10.3+	1991 Thrift Incentive Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates		S-8	33-39478	4.4	3/18/91
10.4+	Cullen/Frost Bankers, Inc. Restricted Stock Plan		S-8	33-53492	4.4	10/20/92
10.5+	Cullen/Frost Bankers, Inc. Supplemental Executive Retirement Plan		10-K	001-13221	10.13	3/30/95
10.6+	Cullen/Frost Bankers, Inc. 1997 Director Stock Plan		S-8	333-102133	4.4	12/23/02
10.7+	Cullen/Frost Bankers, Inc. 1992 Stock Plan, as amended		S-8	333-68928	4.5-4.7	9/4/01
10.8+	Change-In-Control Agreements with 5 Executive Officers		10-K	001-13221	10.8	2/3/09
10.9+	Change-In-Control Agreements with 5 Executive Officers		10-K	001-13221	10.9	2/3/09
10.10+	Cullen/Frost Bankers, Inc. 2001 Stock Plan		S-8	333-68928	4.4	9/4/01
10.11+	Retirement Agreement with a former Executive Officer		10-K	001-13221	10.10	3/28/03

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Form	File No.	Exhibit	Filing Date
10.12+	Deferred Compensation Plan for Covered Employees		10-K	001-13221	10.11	3/28/03
10.13+	Cullen/Frost Restoration Profit Sharing Plan		10-K	001-13221	10.12	2/4/05
10.14+	2005 Omnibus Incentive Plan		S-8	333-158903	4.3	4/30/09
10.15+	2007 Outside Director Incentive Plan		S-8	333-143397	4.4	5/31/07
21.1	Subsidiaries of Cullen/Frost Bankers, Inc.	X				
23.1	Consent of Independent Registered Public Accounting Firm	X				
24.1	Power of Attorney	X				
31.1	Rule 13a-14(a) Certification of the Chief Executive Officer	X				
31.2	Rule 13a-14(a) Certification of the Chief Financial Officer	X				
32.1++	Section 1350 Certification of the Chief Executive Officer	X				
32.2++	Section 1350 Certification of the Chief Financial Officer	X				

* The Corporation agrees to furnish to the SEC, upon request, copies of any such instruments.

\+ Management contract or compensatory plan or arrangement.

++ This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

(b) Exhibits - See exhibit index included in Item 15(a)3 of this Annual Report on Form 10-K.

(c) Financial Statement Schedules - See Item 15(a)2 of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2010

CULLEN/FROST BANKERS, INC.
(Registrant)

By: /s/ PHILLIP D. GREEN
Phillip D. Green
Group Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD W. EVANS, JR.* **Richard W. Evans, Jr.**	Chairman of the Board, Director and Chief Executive Officer (Principal Executive Officer)	February 2, 2010
/s/ PHILLIP D. GREEN **Phillip D. Green**	Group Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 2, 2010
/s/ R. DENNY ALEXANDER* **R. Denny Alexander**	Director	February 2, 2010
/s/ CARLOS ALVAREZ* **Carlos Alvarez**	Director	February 2, 2010
/s/ ROYCE S. CALDWELL* **Royce S. Caldwell**	Director	February 2, 2010
/s/ CRAWFORD H. EDWARDS* **Crawford H. Edwards**	Director	February 2, 2010
/s/ RUBEN M. ESCOBEDO* **Ruben M. Escobedo**	Director	February 2, 2010
/s/ PATRICK B. FROST* **Patrick B. Frost**	Director and President of The Frost National Bank	February 2, 2010
/s/ DAVID J. HAEMISEGGER* **David J. Haemisegger**	Director	February 2, 2010
/s/ KAREN E. JENNINGS* **Karen E. Jennings**	Director	February 2, 2010
/s/ RICHARD M. KLEBERG, III* **Richard M. Kleberg, III**	Director	February 2, 2010
/s/ ROBERT S. McCLANE* **Robert S. McClane**	Director	February 2, 2010

Signature	Title	Date
/s/ IDA CLEMENT STEEN* **Ida Clement Steen**	Director	February 2, 2010
/s/ HORACE WILKINS, JR.* **Horace Wilkins, Jr.**	Director	February 2, 2010
*By: /s/ PHILLIP D. GREEN **Phillip D. Green** As attorney-in-fact for the persons indicated	Group Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 2, 2010

Cullen/Frost Bankers, Inc.
Corporate Headquarters
100 West Houston Street | (210) 220-4011
San Antonio, Texas 78205 | frostbank@frostbank.com
frostbank.com

Certifications

The certifications of the Chief Executive Officer and the Chief Financial Officer of Cullen/Frost Bankers, Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to Cullen/Frost's 2009 Annual Report on Form 10-K. In addition, the certification of the Chief Executive Officer of Cullen/Frost, required under the rules of the New York Stock Exchange, Inc., has been filed with the Exchange.

Form 10-K and Investor Inquiries

Analysts, investors and others desiring additional information about Cullen/Frost Bankers, Inc. may contact Greg Parker, Executive Vice President, Director of Investor Relations, at (210) 220-5632.

Transfer Agent and Registrar

Bank of New York Mellon
P.O. Box 358016 / Pittsburgh, PA 15252 / 1-800-524-4458



Cullen/Frost Bankers, Inc.

A Texas Financial Services Family